Exhibit 99.3

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND REPLACED WITH “[…***…]” BECAUSE IT IS NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

AMENDED AND RESTATED LICENSE AND COLLABORATION AGREEMENT

BY AND BETWEEN

GALAPAGOS NV

AND

GILEAD BIOPHARMACEUTICS IRELAND UC

DATED AS OF AUGUST 23, 2019

Amended and Restated License and Collaboration Agreement

i

AMENDED AND RESTATED LICENSE AND COLLABORATION AGREEMENT

THIS AMENDED AND RESTATED LICENSE AND COLLABORATION AGREEMENT (the “Agreement”) is entered into and effective as of the Amendment Effective Date (as defined below) by and between GALAPAGOS NV, a corporation organized under the laws of Belgium and having its principal place of business at Generaal de Wittelaan L11 A3, 2800 Mechelen, Belgium (“Galapagos”), and GILEAD BIOPHARMACEUTICS IRELAND UC, an unlimited liability company formed under the laws of Ireland with its registered address at 70 Sir John Rogerson’s Quay Dublin 2, Ireland (“Gilead”). Galapagos and Gilead are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

BACKGROUND

WHEREAS, Galapagos and Gilead entered into that certain License and Collaboration Agreement (the “License and Collaboration Agreement”), dated as of December 16, 2015 (the “Execution Date”) pursuant to which Galapagos granted a license under certain intellectual property rights with respect to the Licensed Compound (as defined therein) and Licensed Products (as defined therein) to develop and commercialize Licensed Products in the Territory (as defined therein), in each case in accordance with the terms and conditions set forth therein;

WHEREAS, Gilead Therapeutics A1 Unlimited Company (as successor-in-interest to Gilead) and Galapagos are parties to the Subscription Agreement attached as Exhibit A hereto (“Subscription Agreement”);

WHEREAS, Galapagos delivered to Gilead that certain Notice of Exercise of Co-Commercialization Option, dated as of December 14, 2017 pursuant to the License and Collaboration Agreement and thereafter the Parties negotiated the allocation of co-commercialization activities in France, Germany, Italy, Spain and the United Kingdom (“EU5 Countries”) as well as the Benelux Countries (as defined below);

WHEREAS, the Parties entered into that certain option, license and collaboration agreement dated as of July 14, 2019 (the “Option, License and Collaboration Agreement”) and, in connection therewith, executed that certain First Amendment (the “First Amendment”) to the License and Collaboration Agreement as of July 14, 2019 (the “Amendment Execution Date”), which First Amendment provided that, on and after the Amendment Effective Date, subject to the oversight of the Committees established thereunder and those existing under the License and Collaboration Agreement, Galapagos will be responsible for Commercialization activities for the Benelux Countries and the Parties will jointly Commercialize the Licensed Product and the Gilead Combination Products in the EU5 Countries;

WHEREAS, the Parties desire and intend to work together leveraging each Party’s expertise to collaborate with respect to the Development, Manufacture and Commercialization of the Licensed Compound and Licensed Products in the Field in the Territory, as and to the extent set forth in this Agreement (the “Collaboration”); and

WHEREAS, the Parties now desire to amend and restate the License and Collaboration Agreement to incorporate the terms of the First Amendment as set forth herein.

Amended and Restated License and Collaboration Agreement

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following initially capitalized terms, whether used in the singular or plural form, shall have the meanings set forth in this Article 1. In addition, the terms “includes,” “including,” “include” and derivative forms of them shall be deemed followed by the phrase “without limitation” (regardless of whether it is actually written there (and drawing no implication from the actual inclusion of such phrase in some instances after such terms but not others)) and the term “or” has the inclusive meaning represented by the phrase “and/or” (regardless of whether it is actually written (and drawing no implication from the actual use of the phrase “and/or” in some instances but not in others)). Unless otherwise stated, dollar amounts set forth herein are U.S. dollars. Unless specified to the contrary, references to Articles, Sections or Exhibits shall refer to the particular Articles, Sections or Exhibits of or to this Agreement and references to this Agreement include all Exhibits hereto. The word “day,” “quarter” or “year” (and derivatives thereof, e.g., “quarterly”) shall mean a calendar day, calendar quarter or calendar year unless otherwise specified. The word “notice” shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement. The word “hereof,” “herein,” “hereby” and derivative or similar word refers to this Agreement (including any Exhibits). The words “will” and “shall” shall have the same obligatory meaning. Provisions that require that a Party, the Parties or a Committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise. Words of any gender include the other gender. Words using the singular or plural number also include the plural or singular number, respectively. References to any specific law or article, section or other division thereof, shall be deemed to include the then-current amendments or any replacement law thereto. Each reference to “the Co-Commercialization Agreement” shall be deemed to mean and be interpreted as “any Co-Commercialization Agreement” or “all Co-Commercialization Agreements” (as the context so requires).

1.1 […***…]

1.2 “Access Territory” means, with respect to a Licensed Product or Gilead Combination Product, any and all countries and territories where Gilead (itself or through its Affiliates) has publicly announced a policy to generally sell or otherwise make available such Licensed Product or Gilead Combination Product and one or more other Gilead products at a significantly discounted price to patients in such countries or territories. The list of countries and territories included in the Access Territory as of the Execution Date is set forth on Exhibit F, which list shall be updated by Gilead on at least an annual basis.

1.3 “Affiliate” means, with respect to a particular Person, a person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such Person. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, by contract or otherwise.

1.4 “Affordable Basis” means, with respect to a Licensed Product or a Gilead Combination Product in the Access Territory, selling or otherwise making such Licensed Product or Gilead Combination Product available to patients at a price where the revenue per unit shall not exceed […***…].

1.5 “Agreement” has the meaning set forth in the preamble hereto.

1.6 “Alliance Manager” has the meaning set forth in Section 2.1(b).

Amended and Restated License and Collaboration Agreement

1.7 “Amendment Effective Date” means the Effective Date (as defined in the Option, License, and Collaboration Agreement).

1.8 “Amendment Execution Date” has the meaning set forth in the Recitals.

1.9 “Ancillary Agreement” means the SDEA, the Subscription Agreement, the Clinical Supply Agreement, the Co-Commercialization Agreement or the Transition Agreement.

1.10 “Applicable Law” means the applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Governmental Authorities, including Regulatory Authorities, that may be in effect from time to time, including the Foreign Corrupt Practices Act of 1977, as amended.

1.11 “Bankrupt Party” has the meaning set forth in Section 13.7.

1.12 “Bankruptcy Code” has the meaning set forth in Section 13.4(d).

1.13 “Benelux Co-Commercialization Agreement” means that certain Co-Commercialization Agreement (Benelux Countries) contemplated to be entered into by and between Galapagos and Gilead or their respective Affiliates pursuant to this Agreement to cover Co-Commercialization in the Benelux Countries.

1.14 “Benelux Countries” means the following countries: Belgium, The Netherlands, and Luxembourg.

1.15 “Business Conduct Policies” means Gilead’s business conduct policies provided by Gilead to Galapagos from time to time.

1.16 “Business Day” means a day other than (a) a Saturday or a Sunday, (b) a bank or other public holiday in California, United States or (c) a bank or other public holiday in Brussels, Belgium.

1.17 “Claim” has the meaning set forth in Section 11.3.

1.18 “Clinical Supply Agreement” has the meaning set forth in Section 6.3.

1.19 “Clinical Trial” means any human clinical trial of a Licensed Product.

1.20 “CMC Activities” means those Manufacturing activities and regulatory activities designed to support preparation of the Chemistry, Manufacturing and Controls sections of any Regulatory Materials or Regulatory Approval.

1.21 “Co-Commercialization” means Commercialization activities in or for the Shared Territory, including sales and marketing activities, Pricing Matters, the local adaptation of global or regional Promotional Materials, strategic marketing, and Medical Affairs Activities as set forth in, and subject to, the applicable Co-Commercialization Agreement, including Detailing and promotional activities (including performing sales calls) related to a Licensed Product or, as applicable, a Gilead Combination Product undertaken by personnel of either Party with respect to the Licensed Product or, as applicable, a Gilead Combination Product, in each case in the Shared Territory. For clarity, […***…]. “Co-Commercialize,” “Co-Commercializing” and “Co-Commercialized” shall have corollary meanings therefor.

1.22 “Co-Commercialization Agreement” means the co-commercialization agreement setting forth the terms and conditions of Galapagos’ Co-Commercialization of Licensed Products or applicable Gilead Combination Products in the respective country, which agreement shall be consistent with the terms of this Agreement, and additional reasonable and customary terms and conditions. For clarity, “Co-Commercialization Agreements” include without limitation, Benelux Co-Commercialization Agreement and EU5 Countries Co-Commercialization Agreement.

Amended and Restated License and Collaboration Agreement

1.23 “Co-Commercialization Costs” means all costs incurred by or on behalf of either Party that are reasonably and directly attributable to the Co-Commercialization of Licensed Products or, if included in a Co-Commercialization Agreement with respect to one or more countries in the Shared Territory, Gilead Combination Products, including Distribution Costs, Sales and Marketing Costs, Medical Affairs Costs, Market Access Costs and all other costs (including in all cases, FTE Costs) related to Co-Commercialization of Licensed Products or, if included in a Co-Commercialization Agreement, a Gilead Combination Product, in each case with respect to one or more countries in the Shared Territory, including regulatory costs for the Shared Territory other than for the Regulatory Approvals, including those associated with approval of promotional materials in the Shared Territory.

1.24 “Co-Commercialization Non-Selling Party” means with respect to a country, the Party that is not the Co-Commercialization Selling Party.

1.25 “Co-Commercialization Product” means the Initial Co-Commercialization Product, and any and all other Licensed Products and Gilead Combination Products that the Parties Co-Commercialize in accordance with the terms hereof and the Co-Commercialization Agreements.

1.26 “Co-Commercialization Selling Party” means, with respect to a country in the Shared Territory, the Party that is in charge of the physical distribution of the products and will be (or one of its Affiliates will be) the legal entity selling the applicable Licensed Product or Gilead Combination Product in such country. As of the Amendment Effective Date, for Licensed Products, Galapagos is the Co- Commercialization Selling Party for the Benelux Countries, France, Spain and Italy, and Gilead is the Co-Commercialization Selling Party for the United Kingdom and Germany. For any Gilead Combination Product, for the Shared Territory, the Co- Commercialization Selling Party will be determined by the JSC in anticipation of launch of any Gilead Combination Product.

1.27 “Co-Commercialization Term” means, with respect to a country in the Shared Territory, the period from the Amendment Effective Date through the end of the term of the applicable Co-Commercialization Agreement with respect to the applicable country.

1.28 “Collaboration” has the meaning set forth in the Recitals.

1.29 “Collaboration Know-How” means, to the extent not Gilead Combination Know-How, all Information related exclusively to a Licensed Product or the Licensed Compound and that is conceived, discovered, developed or otherwise made jointly by the Parties, in each case optionally with their Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under this Agreement (including performance of the Development Plan or Shared Territory Commercialization Plan and Budget).

1.30 “Collaboration Patents” has the meaning set forth in Section 9.1(a).

1.31 “Commercialization” means any and all activities directed to marketing, promoting, distributing, importing, exporting, using, offering to sell, selling or having sold a product, including activities related to the commercial manufacture, marketing, promotion, sale or distribution of a product in the Territory, and, for purposes of setting forth the rights and obligations of the Parties under this Agreement, shall be deemed to include conducting Medical Affairs Activities. Commercialization shall include commercial activities conducted in preparation for a product launch and Phase 4 Clinical Trials other than those expressly set forth in the definition of Development. “Commercialize” has a correlative meaning.

Amended and Restated License and Collaboration Agreement

1.32 “Commercially Reasonable Efforts” means, with respect to the Development or Commercialization of a Licensed Product, that level of efforts and resources commonly dedicated in the research-based pharmaceutical industry by a company to the Development or Commercialization, as the case may be, of a product of similar commercial potential at a similar stage in its lifecycle, […***…].

1.33 “Committee” means the Joint Steering Committee, Joint Development Committee, or Joint Commercialization Committee, or any other subcommittee established under Article 2, as applicable.

1.34 “Competing Program” has the meaning set forth in Section 15.6(d).

1.35 “Competition Law Guidelines” means any global, regional or local guidelines relating to information exchange and antitrust and competition law compliance included in the Co-Commercialization Agreements or otherwise mutually agreed in writing by the Parties.

1.36 “Compulsory License” means, with respect to a Licensed Product or a Gilead Combination Product in a country or territory, a license or rights granted to a Third Party by a governmental agency within such country or territory to sell or offer for sale such Licensed Product or a Gilead Combination Product in such country or territory under any patent rights owned or controlled by Gilead or its Affiliates, without direct or indirect authorization from Gilead or its Affiliates, for example a right granted pursuant to requests under 30 August 2003 WTO decision.

1.37 “Confidential Information” means, with respect to a Party or any of its Affiliates, and subject to Section 12.2, all Information of such Party or such Affiliate that is disclosed to the other Party or any of its Affiliates under this Agreement, any Co-Commercialization Agreement, any Supply Agreement (or related quality agreement) or the Subscription Agreement.

1.38 “Control” means, with respect to any material, Information, Patent, Regulatory Materials or Regulatory Approvals, the possession (whether by ownership or license) by a Party or its Affiliates of the ability to grant to the other Party a license as provided herein to such item, without violating the terms of any agreement or other arrangement with any Third Party, or being obligated to pay any royalties or other consideration therefor that a Party has not expressly agreed to pay in relation to the activities under this Agreement, in existence as of the time such Party or its Affiliates would first be required hereunder to grant the other Party such license.

1.39 “Cost of Goods Sold” means, with respect to the supply of a Licensed Product, the product of the Standard Cost of Manufacturing such Licensed Product and the number of units of the applicable Licensed Product.

1.40 “Cover,” “Covering” or “Covered” means, with respect to a Patent, in the absence of a license to a Valid Claim included in such Patent, the applicable activity, or, to the extent the applicable activity is not specified, the Exploitation of the applicable invention, discovery, process or product, would infringe such Valid Claim (or, in the case of a Valid Claim that has not yet issued, would infringe such Valid Claim if it were to issue).

1.41 “CPI” means the Consumer Price Index for the US City Average (all times).

1.42 […***…].

Amended and Restated License and Collaboration Agreement

1.43 “Detail” or “Detailing” means, with respect to a Licensed Product or Gilead Combination Product in the Shared Territory, the communication by a Sales Representative to a physician or healthcare practitioner permitted by law to prescribe Licensed Products or Gilead Combination Products during a sales call, which in the case of any counting of details under the KPIs set forth in the Shared Territory Commercialization Plan and Budget, such details shall meet the standards set forth therein or in the applicable Co-Commercialization Agreement. For the avoidance of doubt, discussions at conventions or other scientific meetings shall not constitute “Details” or “Detailing.”

1.44 “Development” means all activities that relate to (a) obtaining or maintaining Regulatory Approval of a Licensed Product or Gilead Combination Product for one or more indications, (b) developing the process for the Manufacture of clinical and commercial quantities of a Licensed Product or a Gilead Combination Product, or (c) the conduct of Nonclinical Studies and Clinical Trials (including Required Phase 4 Clinical Trials and other Phase 4 Clinical Trials that are either (i) […***…] or (ii) […***…], including the preparation, submission, review and development of data or information in support of a submission to a Regulatory Authority to obtain or maintain Regulatory Approval of a Licensed Compound, Licensed Product, or Gilead Combination Product, as applicable, including the services of outside advisors in connection therewith, including its legal counsel and regulatory consultants, but excluding (A) Commercialization and (B) the Manufacture and accumulation of commercial inventory of a Licensed Product or Gilead Combination Product, as applicable. “Develop” has a correlative meaning. For clarity, the Clinical Trials set forth on Exhibit M are deemed included in “Development.”

1.45 “Development Budget” means the budget included in the Development Plan setting forth the anticipated Development Costs.

1.46 “Development Costs” means (a) Development Manufacturing Costs and (b) all out-of-pocket costs incurred by or on behalf of either Party or any of its Affiliates that are reasonably and directly attributable to the Development of Licensed Products in the Territory, excluding any such amounts to the extent included as Development Manufacturing Costs. […***…].

1.47 “Development Manufacturing Costs” means […***…].

1.48 “Development Plan” has the meaning set forth in Section 3.2(a).

1.49 “Distribution Costs” means […***…].

1.50 “Distribution Matters” means all issues and decisions regarding the distribution of Licensed Products or Gilead Combination Products in the Shared Territory, including decisions as to whether and with which wholesalers and distributors to contract, and the terms of contracts with such wholesalers and distributors.

1.51 “Distributor” means a Person appointed by a Party to distribute, market, and sell Licensed Products or Gilead Combination Products in a specified country or region.

1.52 “Drug Company” has the meaning set forth in Section 15.6(b).

1.53 “Earliest Termination Date” has the meaning set forth in Section 13.3(a)(i).

1.54 “Effective Date” means January 19, 2016.

1.55 […***…] has the meaning set forth in Exhibit J.

1.56 “EMA” means the European Medicines Agency or its successor.

Amended and Restated License and Collaboration Agreement

1.57 “EU” means all of the European Union member states as of the applicable time during the Term.

1.58 “EU5 Countries” has the meaning set forth in the Recitals.

1.59 “EU5 Countries Co-Commercialization Agreement” means that certain Co-Commercialization Agreement (EU5 Countries) contemplated to be entered into by and between Galapagos and Gilead or their respective Affiliates pursuant to this Agreement to cover Co-Commercialization in the EU5 Countries.

1.60 “Execution Date” has the meaning set forth in the Recitals.

1.61 “Executive Officer” means, with respect to Galapagos, its chief executive officer, and with respect to Gilead, its Chief Operating Officer.

1.62 “Executive Officer Referral Notice” has the meaning given to it in Section 2.4(b).

1.63 “Existing Confidentiality Agreement” means the mutual confidential disclosure agreement entered into by Gilead and Galapagos, dated September 28, 2015.

1.64 “Existing Galapagos Patents” means those Patents set forth on Exhibit B.

1.65 “Existing Regulatory Documentation” means Regulatory Materials filed with or prepared to be filed with any Regulatory Authority as of the Effective Date.

1.66 “Exploit” means, collectively, research, develop, use, manufacture, have manufactured, sell, have sold, offer for sale, commercialize, import, have imported, distribute, have distributed, export, have exported and otherwise exploit. “Exploitation” has a correlative meaning.

1.67 “FD&C Act” means the United States Federal Food, Drug and Cosmetic Act, as amended.

1.68 “FDA” means the United States Food and Drug Administration or its successor.

1.69 “Field” means all uses.

1.70 “Finance Officers” has the meaning set forth in Section 8.9(a)(ii)(B).

1.71 “First Amendment” has the meaning set forth in the Recitals.

1.72 “First Commercial Sale” means, with respect to the applicable product in a country, the first sale in an arm’s length transaction to a Third Party by a Party or any of its Affiliates or Sublicensees in the Field other than for Veterinary Uses in such country following Regulatory Approval of such product in such country. For the avoidance of doubt, a first sale for compassionate use or named patient program sales shall not constitute a First Commercial Sale for purposes of this Agreement.

1.73 “FTE” means the equivalent of the work of one (1) individual (whether an employee or individual contractor) engaged in the activities under the Co-Commercialization Agreement full time for one (1) calendar year (consisting of at least a total of […***…] hours per calendar year) of work directly related to activities under any Co-Commercialization Agreement. No additional payment shall be made with respect to any person who works more than […***…] hours per calendar year and any person who devotes less than […***…] hours per calendar year shall be treated as an FTE on a pro rata basis based upon the actual number of hours worked divided by […***…] hours per calendar year (or such other number as may be so agreed).

Amended and Restated License and Collaboration Agreement

1.74 “FTE Cost” means the cost of an FTE based on the FTE Rate applicable to such FTE. Notwithstanding the foregoing, in the event a Party elects to provide a greater number of FTEs than are contemplated by the Shared Territory Commercialization Plan and Budget, the costs attributable to such additional FTEs shall not be included in FTE Cost.

1.75 “FTE Rates” means the rates (determined and adjusted in accordance with the applicable Co-Commercialization Agreement) to be used by both Parties in determining the cost of an FTE in the applicable functional area and region.

1.76 “GAAP” means, in the case of Gilead, United States Generally Accepted Accounting Principles and in the case of Galapagos, International Financial Reporting Standards, in each case as consistently applied by a Party in its accounting practices.

1.77 […***…] has the meaning set forth in Section 9.2(a).

1.78 “Galapagos” has the meaning set forth in the preamble to this Agreement.

1.79 “Galapagos Claims” has the meaning set forth in Section 11.2.

1.80 “Galapagos Combination Product” means a pharmaceutical product containing the Licensed Compound in combination with at least one active pharmaceutical ingredient other than the Licensed Compound, which active pharmaceutical ingredient is either a Galapagos Molecule or an Optioned Molecule under the Option, License and Collaboration Agreement.

1.81 “Galapagos Damages” has the meaning set forth in Section 11.2.

1.82 “Galapagos Foreground Know-How” means (a) all Information conceived, discovered, developed or otherwise made solely by Galapagos, optionally with its Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under this Agreement (including performance of the Development Plan or Shared Territory Commercialization Plan and Budget). For clarity, Galapagos Foreground Know-How shall exclude rights under any Galapagos Patents.

1.83 “Galapagos Indemnitees” has the meaning set forth in Section 11.2.

1.84 “Galapagos Know-How” means (a) all Information Controlled as of the Effective Date by Galapagos or its Affiliate(s) and reasonably necessary or useful to Exploit Licensed Compound or Licensed Products in the Field, and which is inherently linked to the Galapagos Patents, and (b) all Collaboration Know-How, and (c) all Galapagos Foreground Know-How. For clarity, Galapagos Know-How shall exclude rights under any Galapagos Patents.

1.85 “Galapagos Patents” means (a) the Existing Galapagos Patents (including, for clarity, […***…]), (b) the Collaboration Patents, (c) any Patent that is not a Collaboration Patent and that is filed on or after the Effective Date, (d) those Patents that claim priority, directly or indirectly, in whole or in part, to any of the Patents in (a) and (b), that in each case (a), (b), (c) and (d) is Controlled by Galapagos or its Affiliate(s) during the Term and that is related to the Licensed Compound, the Licensed Product or a Gilead Combination Product, and that in each case (a), (b), (c), and (d) is reasonably necessary or useful to make, use, sell, offer for sale, import or export Licensed Compound or Licensed Products or Gilead Combination Products in the Field.

1.86 “Galapagos Technology” means the Galapagos Patents, Galapagos Know-How, Galapagos’s interest in Joint Patents and Joint Foreground Know-How.

Amended and Restated License and Collaboration Agreement

1.87 […***…].

1.88 “Generic Product” shall mean a generic version of a product containing an active component (including the Licensed Compound) of a Gilead Combination Product or Licensed Product that is approved for marketing by a Third Party in the Field either: (i) pursuant to Section 505(j) of the FD&C Act (21 U.S.C. 355(j)), 505(b)(2) of the FD&C Act, (21 U.S.C. 355(b)(2)), or a foreign equivalent of either, by reference to a Regulatory Approval of such product, or (ii) pursuant to any other law or regulation where such approval is based on a demonstration of bio-equivalence or biosimilarity to such product. Under no circumstances shall a product be considered a Generic Product if Gilead or its Affiliates or its Sublicensees (a) transferred a Regulatory Approval of such product to such Third Party, (b) transferred an application for Regulatory Approval of such product to such Third Party, or (c) provided a Right of Reference to such Third Party in order to enable such Third Party to commercialize such product, except for a right of reference limited to qualifying the generic version for a government and/or nonprofit entity’s program for providing medicines at no or low cost to countries in the Access Territory.

1.89 “Gilead” has the meaning set forth in the preamble to this Agreement.

1.90 “Gilead Background Patents” has the meaning set forth in Section 13.5(a).

1.91 “Gilead Claims” has the meaning set forth in Section 11.1.

1.92 “Gilead Combination Know-How” has the meaning set forth in Section 9.1(b).

1.93 “Gilead Combination Patents” has the meaning set forth in Section 9.1(b).

1.94 “Gilead Combination Product” means a pharmaceutical product containing the Licensed Compound in combination with at least one active pharmaceutical ingredient other than the Licensed Compound, which active pharmaceutical ingredient is Controlled by Gilead or its Affiliates. The term “in combination,” covers instances where the Licensed Compound and at least one active pharmaceutical ingredient Controlled by Gilead or its Affiliates are administered in a single formulation and where the Licensed Compound and at least one active pharmaceutical ingredient Controlled by Gilead or its Affiliates are sold either as a fixed dose combination or with separate doses in a single package.

1.95 “Gilead Combination Technology” has the meaning set forth in Section 9.1(b).

1.96 “Gilead Damages” has the meaning set forth in Section 11.1.

1.97 “Gilead Foreground Know-How” means all Information conceived, discovered, developed or otherwise made solely by Gilead, optionally with its Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing, in performing the activities under this Agreement (including performance of the Development Plan or Shared Territory Commercialization Plan and Budget), and necessary for the Exploitation of the Licensed Compound or Licensed Products. For clarity, Gilead Foreground Know-How shall exclude rights under any Gilead Foreground Patents and Gilead Combination Know-How.

1.98 “Gilead Foreground Patents” has the meaning set forth in Section 9.1(b).

1.99 “Gilead Indemnitees” has the meaning set forth in Section 11.1.

1.100 “Gilead Technology” means Gilead Combination Technology, Gilead Foreground Know-How and any Patents arising from Gilead Combination Technology or Gilead Foreground Know-How and Gilead’s interest in the Joint Patents and Joint Foreground Know-How.

Amended and Restated License and Collaboration Agreement

1.101 “Global Commercialization Strategy” has the meaning set forth in Section 5.2(a)(i).

1.102 “Global Pricing Strategy” shall have the meaning set forth under Section 5.2(a)(ii).

1.103 “Governmental Authority” means any multi-national, federal, state, local, municipal or other government authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal, as well as any securities exchange or securities exchange authority).

1.104 […***…].

1.105 “HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

1.106 “IND” means (a) an Investigational New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA, or (b) the equivalent application to the equivalent Regulatory Authority in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

1.107 “Indemnified Party” has the meaning set forth in Section 11.3.

1.108 “Indemnified Person” means, in the case of Gilead, any Gilead Indemnitee, and in the case of Galapagos, any Galapagos Indemnitee.

1.109 “Indemnifying Party” has the meaning set forth in Section 11.3.

1.110 “Industry Transaction” has the meaning set forth on Section 15.6(b).

1.111 “Information” means any data, results, and information of any type whatsoever, in any tangible or intangible form, including know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, marketing reports, clinical and non-clinical study reports, regulatory submission documents and summaries, expertise, stability, technology, test data including pharmacological, biological, chemical, biochemical, toxicological, and clinical test data, analytical and quality control data, stability data, studies and procedures.

1.112 “Initial Co-Commercialization Indications” means […***…].

1.113 “Initial Co-Commercialization Product” means that certain Licensed Product containing or comprising filgotinib as the sole active pharmaceutical ingredient, which, as of the Amendment Effective Date, is being Developed by or on behalf of Gilead under this Agreement.

1.114 […***…].

1.115 […***…].

1.116 […***…].

1.117 “Joint Commercialization Committee” or “JCC” means the committee formed by the Parties as described in Section 2.3(a).

1.118 “Joint Commercialization Costs” means […***…].

Amended and Restated License and Collaboration Agreement

1.119 “Joint Development Committee” or “JDC” means the committee formed by the Parties as described in Section 2.2(a).

1.120 “Joint Foreground Know-How” means, to the extent not Collaboration Know-How or Gilead Combination Know-How, all Information conceived, discovered, developed or otherwise made jointly by the Parties, optionally with their respective Affiliates, in performing the activities under this Agreement (including performance of the Development Plan or Shared Territory Commercialization Plan and Budget), and necessary for the Exploitation of the Licensed Products. Joint Foreground Know-How shall exclude Collaboration Know-How, rights under any Joint Patents and Gilead Combination Know-How.

1.121 “Joint Patents” has the meaning set forth in Section 9.1(c).

1.122 “Joint Steering Committee” or “JSC” means the committee formed by the Parties as described in Section 2.1(a).

1.123 “Knowledge” means […***…].

1.124 “License and Collaboration Agreement” has the meaning set forth in the Recitals.

1.125 “Licensed Compound” means the compound known as GLPG0634, or filgotinib, and any metabolite, salt, ester, hydrate, solvate, isomer, enantiomer, free acid form, free base form, crystalline form, co-crystalline form, amorphous form, pro-drug, racemate, polymorph, chelate, stereoisomer, tautomer, or optically active form of the foregoing.

1.126 “Licensed Product(s)” means any product, other than a Gilead Combination Product, which product contains a Licensed Compound. Licensed Product includes all such products containing the same Licensed Compound, alone or in combination with one or more active pharmaceutical ingredients, in any and all finished forms, presentations, delivery systems, strength, dosages, and formulations. By the term in combination, it is intended to include where the Licensed Compound and the one or more active pharmaceutical ingredients are sold either as a fixed dose combination or with separate doses in a single package.

1.127 “Licensed Territory” means all countries of the world other than the Shared Territory.

1.128 “Major Markets” means the following countries: […***…].

1.129 “Manufacture” means, with respect to a Licensed Product, those manufacturing-related activities that support the Development (including the seeking and obtaining of Regulatory Approvals) and Commercialization of such Licensed Product, including manufacturing process development and scale-up, validation, qualification and audit of clinical and commercial manufacturing facilities, bulk production and fill/finish work, related quality assurance technical support activities and CMC Activities, and including, in the case of a clinical and commercial supply of such Licensed Product, the synthesis, manufacturing, processing, formulating, packaging, labeling, holding, quality control testing and release of such Licensed Product. “Manufacturing” has a correlative meaning.

1.130 “Market Access Activities” means pricing and reimbursement approvals as well as supporting activities, including payor advisory boards, health economic modelling, real world evidence generation, pricing research, pricing, reimbursement and value dossier preparation, negotiation, national and sub-national payor engagement and negotiations and other market access activities that are typical and customary in the pharmaceutical industry.

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1.131 “Market Access Costs” means all […***…] incurred by or on behalf of either Party that are reasonably and directly attributable to Market Access Activities. Notwithstanding the foregoing, Market Access Costs shall exclude […***…].

1.132 “Marketing Authorization Application” or “MAA” means an application for Regulatory Approval in a country, territory or possession.

1.133 “Marks” has the meaning set forth in Section 9.9.

1.134 “Material Communications” means any material communications with a Regulatory Authority, including clinical study protocols and amendments thereto, meeting requests and materials, request for information and responses thereto, clinical hold notices, investigator’s brochures, and supplemental NDA submissions.

1.135 “Materials Transfer Agreement” means that certain Materials Transfer Agreement by and between the Parties dated November 18, 2015, as amended.

1.136 “Medical Affairs Activities” means activities designed to ensure or improve appropriate medical use of, conduct medical education of, or further research regarding, a Licensed Product or Gilead Combination Product, as applicable, sold in the Territory, including by way of example: (a) activities of medical scientific liaisons who, among their other functions may (i) conduct service-based medical activities including providing input and assistance with consultancy meetings, recommend investigators for clinical trials and provide input in the design of such trials and other research related activities, and (ii) deliver non-promotional communications and conduct non-promotional activities including presenting new clinical trial and other scientific information; (b) grants to support continuing medical education, symposia, or Third Party research related to a Licensed Product or Gilead Combination Product, as applicable, in the Territory; (c) development, publication and dissemination of publications relating to a Licensed Product or Gilead Combination Product, as applicable, in the Territory; (d) medical information services provided in response to inquiries communicated via Sales Representatives or received by letter, phone call or email; (e) conducting advisory board meetings or other consultant programs; (f) the support of investigator-initiated trials; (g) establishment and implementation of risk, evaluation and mitigation and strategies (REMS); and (h) Voluntary Phase 4 Clinical Trials.

1.137 “Medical Affairs Costs” means all […***…] incurred by or on behalf of either Party that are reasonably and directly attributable to Medical Affairs Activities, whether prior to or after receipt of Regulatory Approvals. Notwithstanding the foregoing, Medical Affairs Costs shall exclude […***…].

1.138 “NDA” means a New Drug Application, as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.139 […***…] has the meaning set forth in Section 8.4.

1.140 “Net Receipts” means […***…].

1.141 “Net Sales” means […***…].

1.142 “Nonclinical Studies” means all non-human animal studies, including preclinical studies and toxicology studies, of Licensed Products.

1.143 “Operating Profit (or Loss)” means, for a given period of time, […***…]. For clarity, Operating Profit (or Loss) shall be determined prior to application of any income taxes, and if such terms are used individually, “Operating Profit” shall mean a positive Operating Profit (or Loss), and “Operating Loss” shall mean a negative Operating Profìt (or Loss).

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1.144 “Option, License and Collaboration Agreement” has the meaning set forth in the Recitals.

1.145 “Other Co-Commercialization Indications” means indications other than the Initial Co-Commercialization Indications and excluding […***…].

1.146 “Other Indication” means a discrete clinically recognized form of a disease or any precursor condition thereof for which at least […***…] patients […***…] would be eligible for treatment using the respective product. By way of example, the following diseases shall be considered Other Indications: […***…] and […***…].

1.147 “Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

1.148 “Patent” means (a) any national, regional or international patent or patent application, including any provisional patent application, (b) any patent application filed either from such a patent, patent application or provisional application or from an application claiming priority from any of these, including any divisional, continuation, continuation-in-part, provisional, converted provisional, and continued prosecution application, (c) any patent that has issued or in the future issues from any of the foregoing patent applications ((a) and (b)), including any utility model, petty patent, design patent and certificate of invention, (d) any extension or restoration by existing or future extension or restoration mechanisms, including any revalidation, reissue, re-examination and extension (including any supplementary protection certificate and the like) of any of the foregoing patents or patent applications ((a), (b) and (c)), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent application or patent.

1.149 “Patent Challenge” has the meaning set forth in Section 13.3(b)(i).

1.150 “Patent Committee” has the meaning set forth in Section 9.11.

1.151 “Patent Costs” means the out-of-pocket costs and expenses paid to outside legal counsel, patent offices and other governmental departments and other Third Parties, and filing and maintenance expenses, incurred in the preparation, filing, prosecution and maintenance of Patents, as well as re-examinations, reissues and the like with respect to any Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to any Patent.

1.152 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.153 “Phase 1 Clinical Trial” means a human Clinical Trial of a product with the endpoint of determining initial tolerance, safety, pharmacokinetic or pharmacodynamic information in single dose, single ascending dose, multiple dose or multiple ascending dose regimens, which is prospectively designed to generate sufficient data (if successful) to commence a Phase 2 (as defined in 21 C.F.R. 312.21(b) as amended from time to time, or the corresponding foreign regulations) of such product, as further defined in 21 C.F.R. 312.21(a), as amended from time to time, or the corresponding foreign regulations.

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1.154 “Phase 2 Clinical Trial” means a Clinical Trial of a Licensed Product or Gilead Combination Product, as applicable, regarding the safety, dose ranging and efficacy of a pharmaceutical product, which Clinical Trial is prospectively designed to generate sufficient data (if successful) to commence pivotal clinical trials, as described in 21 C.F.R. §312.21(b) (as amended or any replacement thereof), or a similar clinical study prescribed by the Regulatory Authorities in a foreign country.

1.155 “Phase 3 Clinical Trial” means a Clinical Trial of a Licensed Product on a sufficient number of subjects that is designed to establish that a pharmaceutical product is safe and efficacious for its intended use, and to determine warnings, precautions, and adverse reactions that are associated with such pharmaceutical product in the dosage range to be prescribed, which Clinical Trial is intended to support Regulatory Approval of such product, as described in 21 C.F.R. 312.21(c) (as amended or any replacement thereof), or a similar clinical study prescribed by the Regulatory Authorities in a foreign country.

1.156 “Phase 4 Clinical Trial” means (a) a Clinical Trial of a Licensed Product, conducted following commencement of a pivotal Clinical Trial for such Licensed Product whether or not required for receipt of approval of the NDA or MAA (whether such Clinical Trial is conducted prior to or after receipt of such approval), but that may be useful in support of the post-approval Exploitation of a Licensed Product or a Gilead Combination Product; or (b) a Clinical Trial of a Licensed Product or a Gilead Combination Product conducted after Regulatory Approval of such Licensed Product or such Gilead Combination Product, respectively, has been obtained from an appropriate Regulatory Authority whether or not due to a request or requirement of such Regulatory Authority. Investigator sponsored trials are part of Medical Affairs activities and do not constitute Phase 4 Clinical Trials.

1.157 “PhRMA Code” means the PhRMA Code on Interactions with Health Care Professionals.

1.158 “Pricing Matters” means all issues and decisions regarding (a) price, price terms and other contract terms with respect to Licensed Product or Gilead Combination Product sales in the Shared Territory, including discounts, rebates, other price concessions and service fees to payors and purchasers and (b) reimbursement programs applicable to a Licensed Product or Gilead Combination Product in the Shared Territory. For clarity, “Pricing Matters” includes all financial issues and financial decisions with respect to contracting with managed care entities, hospitals, pharmacies, group purchasing organizations, pharmacy benefit managers, and government, and specifically includes issues and decisions about the offer of discounts or rebates for formulary placement for Licensed Products or Gilead Combination Products, in all cases, as disclosed or discussed or agreed by or between the Parties only as provided in the Competition Law Guidelines.

1.159 “Product Infringement” has the meaning set forth in Section 9.3(a).

1.160 “Promotional Materials” means all sales representative training materials and all written, printed, graphic, electronic, audio or video matter, including journal advertisements, sales visual aids, leave-behind items, reprints, direct mail, internet postings and sites and broadcast advertisements intended for use or used by or on behalf of either Party or their respective Affiliates in connection with any promotion of a Licensed Product or Gilead Combination Product.

1.161 “Publication” has the meaning set forth in Section 12.4(b).

1.162 “Redacted Agreements” has the meaning set forth in Section 12.3(c).

1.163 “Regulatory Approval” means all approvals (including licenses, registrations or authorizations) from any applicable Regulatory Authority in a given country or countries (and, if applicable, the EU) necessary for the Manufacture as applicable, marketing, commercial distribution, importation and sale of a Licensed Product or a Gilead Combination Product for one or more indications in the Field other

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than for Veterinary Uses and in such country or regulatory jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements and, where applicable, labeling approval, but which, shall exclude any pricing and reimbursement approvals. Regulatory Approvals include approvals by Regulatory Authorities of MAAs or NDAs.

1.164 “Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval, including (a) the FDA, (b) the EMA and (c) the European Commission or the successor of any such Governmental Authority.

1.165 “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product other than Patents, including, without limitation, rights conferred in the U.S. to an NDA holder under the Hatch-Waxman Act or the FDA Modernization Act of 1997 (including pediatric exclusivity), or rights similar thereto outside the U.S.

1.166 “Regulatory Materials” means regulatory applications, submissions, notifications, registrations, or other filings made to or with a Regulatory Authority that are necessary or reasonably desirable in order to Develop, manufacture, market, sell or otherwise Commercialize a Licensed Product in a particular country or regulatory jurisdiction. Regulatory Materials include INDs, MAAs and NDAs (as applications, but not the approvals with respect thereto).

1.167 “Required Phase 4 Clinical Trial” means a Phase 4 Clinical Trial that is conducted due to a request or requirement of a Regulatory Authority.

1.168 “Regulatory Transition Date” has the meaning set forth in Section 4.1

1.169 […***…].

1.170 […***…].

1.171 “Reversion Product” means, with respect to any Terminated Region(s), any Licensed Product that is or has been the subject of clinical Development or Commercialization hereunder.

1.172 “Royalty Term” has the meaning set forth in Section 8.3(c).

1.173 […***…] has the meaning set forth in Section 13.3(a)(ii).

1.174 “Sales and Marketing Costs” means […***…].

1.175 “Sales Representative” means a pharmaceutical sales representative engaged or employed by either Party to conduct Detailing and other promotional efforts with respect to the Licensed Products or Gilead Combination Products in the Shared Territory in accordance with the terms of this Agreement.

1.176 “SDEA” has the meaning set forth in Section 4.7(a).

1.177 “SEC” means the U.S. Securities and Exchange Commission.

1.178 “Shared Program Activities” means any activities with respect to a Licensed Product or, to the extent included in a Co-Commercialization Agreement, Gilead Combination Product in the framework of the Co-Commercialization pursuant to the terms of the Co-Commercialization Agreement and conducted by either Party or any of its Affiliates, Sublicensees or subcontractors at any time on or after the Effective Date during the Term consisting of (a) the development (including Development) for the purpose of, or in support of, (i) obtaining or maintaining Regulatory Approval in the Shared Territory or (ii) Commercialization of any such Licensed Product or Gilead Combination Product in the Shared

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Territory, in each case ((i) and (ii)) pursuant to any Development Plan, (b) Commercialization of any such Licensed Product or Gilead Combination Product in the Shared Territory, (c) Medical Affairs Activities with respect to any such Licensed Product or Gilead Combination Product in the Shared Territory or (d) the Manufacture of any such Licensed Product or Gilead Combination Product (including any intermediate thereof or any Licensed Compound or other material contained therein) for use in any activities under clause (a), (b) or (c). For clarity, the foregoing definition of Shared Program Activities shall not be construed as granting Galapagos any rights to perform activities in the Shared Territory other than those expressly set forth in this Agreement and the applicable Co-Commercialization Agreement.

1.179 “Shared Program Damages” means damages or other amounts payable by either Party (or any of its Indemnified Persons) to any Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by either Party (or any of its Indemnified Persons) from Third Party claims that arise from or are based on Shared Program Activities, including such damages and other amounts (and attorneys’ fees) from claims of infringement or a Third Party’s Patent and other intellectual property rights; provided, however, that “Shared Program Damages” shall exclude any and all damages and other amounts (including attorneys’ fees) for which a Party has an obligation to indemnify pursuant to Section 11.1(a) or 11.1(b), 11.2(c) or 11.2(d).

1.180 “Shared Territory” means the EU5 Countries and the Benelux Countries, in each case other than countries that have been removed from the Shared Territory pursuant to this Agreement or the applicable Co-Commercialization Agreement.

1.181 “Shared Territory Commercialization Plan and Budget” means that certain plan and budget for Co-Commercialization Costs, which plan and budget is approved by the JSC as contemplated hereunder.

1.182 “Shared Territory JCC” has the meaning set forth in Section 2.6(a).

1.183 “Specific Disclosures” means the disclosures listed in Exhibit K.

1.184 “Standard Cost of Manufacturing” shall mean […***…].

1.185 “Sublicense Agreement” has the meaning set forth in Section 7.2(b).

1.186 “Sublicensee” means any Third Party other than a Distributor, which Third Party is granted a sublicense by a Party under the rights licensed to such Party hereunder.

1.187 “Subscription Agreement” has the meaning set forth in the Recitals.

1.188 “Target Indications” means […***…].

1.189 “Term” has the meaning set forth in Section 13.1.

1.190 “Terminated Region” has the meaning set forth in Section 13.5.

1.191 “Termination at Will” has the meaning set forth in Section 13.3(a)(i).

1.192 “Termination Notice Period” has the meaning set forth in Section 13.5(d)(i).

1.193 “Territory” means all countries in the world.

1.194 “Third Party” means any entity other than Galapagos or Gilead or an Affiliate of either of them.

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1.195 “Transition Agreement” has the meaning set forth in Section 13.5(e).

1.196 […***…].

1.197 “U.S.” means the United States of America (including all possessions and territories thereof).

1.198 “Valid Claim” means, with respect to a particular country, (a) any claim of an issued and unexpired Patent in such country that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise in such country, or (b) a claim of a pending Patent application that has been pending without issuance for a period not longer than […***…] years from the earliest priority date of such application, which claim is being diligently prosecuted and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application.

1.199 “Veterinary Use” means Exploitation of a Licensed Compound and any product containing a Licensed Compound for the prevention or treatment of veterinary medical conditions in animals. For clarity, humans are not animals for purposes of this definition.

1.200 “Voluntary Phase 4 Clinical Trial” means a Phase 4 Clinical Trial that is not a Required Phase 4 Clinical Trial.

ARTICLE 2

PROGRAM; GOVERNANCE

2.1 Joint Steering Committee.

(a) Purpose; Formation. The Parties hereby establish a joint steering committee (the “JSC”) which will monitor and provide strategic oversight of the activities under this Agreement and facilitate communications between the Parties with respect to the Development, Manufacture and Commercialization of Licensed Compound, Licensed Products, all in accordance with this Section 2.1.

(b) Composition. Each Party shall initially appoint three (3) representatives to the JSC, all of whom will have sufficient seniority within the applicable Party to make decisions arising within the scope of the JSC’s responsibilities. Each Party will also appoint an employee who is not a representative on the JSC to have alliance management responsibility (such employee, an “Alliance Manager”) who will attend JSC meetings as observers. The Parties’ initial representatives to the JSC are set forth on Exhibit C. The JSC may change its size from time to time if agreed by consensus among its members, provided that the JSC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JSC representatives at any time upon written notice to the other Party provided, however, that neither Party may replace a representative on the JSC (except for the Party’s Alliance Manager) with an individual with lower seniority without the approval of the other Party, which approval shall not be unreasonably withheld, conditioned or delayed. The JSC may invite non-members to participate in the discussions and meetings of the JSC, provided that such participants shall have no voting authority at the JSC. The JSC shall have a chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos and Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JSC. The Alliance Managers shall work with the chairperson to prepare and circulate agendas and ensure the preparation and execution of meeting minutes. The chairperson shall have no additional powers or rights beyond those held by the other JSC representatives.

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(c) Specific Responsibilities. In addition to its overall responsibility for monitoring and providing strategic oversight with respect to the Parties’ activities under this Agreement, the JSC shall in particular:

(i) discuss the activities of the Parties under this Agreement;

(ii) review and approve each (A) Development Plan prepared by Gilead and (B) Shared Territory Commercialization Plan and Budget prepared by the Parties and reviewed by the Shared Territory JCC and, in the case of all plans, amendments thereto;

(iii) approve all Development Budgets and amendments thereto;

(iv) approve the Global Commercialization Strategy, and amendments thereto;

(v) review any proposal from the Shared Territory JCC regarding changes to […***…] for applicable units of products;

(vi) discuss strategies regarding intellectual property, new indications and Gilead Combination Products;

(vii) discuss progress of Gilead Combination Products, as applicable;

(viii) attempt to resolve issues presented to it by, and disputes within, the JDC, JCC, Shared Territory JCC or any other subcommittee (but for clarity, certain subcommittee disputes shall be first escalated to the JCC as specified herein or in a Co-Commercialization Agreement); and

(ix) establish such additional joint subcommittees as it deems necessary to achieve the foregoing objectives.

(d) Meetings. The JSC shall meet at least once per calendar quarter during the Term unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JSC, the chairperson of the JSC shall prepare and circulate an agenda for such meeting; provided, however, that either Party may propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JSC (by videoconference, teleconference, or in person) by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JSC and Alliance Managers of both Parties to provide the members of the JSC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision on the matters to be considered. The Parties may mutually agree to additional meetings on shorter or longer notice in the event that matters arise requiring JSC consideration. The JSC may meet in person, by videoconference or by teleconference. Notwithstanding the foregoing, at least one (1) meeting per calendar year shall be in person unless the Parties mutually agree in writing to waive such requirement. In-person JSC meetings will be held at locations alternately selected by Galapagos and by Gilead. Each Party will bear the expense of its respective JSC members’ participation in JSC meetings. Meetings of the JSC shall be effective only if at least one (1) representative of each Party (which representative is not such Party’s Alliance Manager) is present or participating in such meeting. The Gilead Alliance Manager will be responsible for preparing reasonably detailed written minutes of all JSC meetings

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that reflect material decisions made and action items identified at such meetings. The Gilead Alliance Manager shall send draft meeting minutes to each member of the JSC for review and approval within […***…] Business Days after each JSC meeting. Such minutes will be deemed approved unless one or more members of the JSC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case the Gilead Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JSC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines as set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. Minutes will be officially endorsed by the JSC at the next JSC meeting, and will be signed by the Alliance Managers.

(e) Decision-Making. Subject to Section 2.4, in addition to resolving issues specifically delegated to it, the JSC shall have the authority to resolve disputes within the jurisdiction of the JDC, JCC and any other committees that the Parties may subsequently create to assist in governance of the Collaboration, but otherwise shall have no authority except where expressly specified in this Agreement or mutually agreed by the Parties in writing. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party, and all decision making shall be by consensus. Disputes at the JSC shall be handled in accordance with Section 2.4.

(f) Disbandment. The JSC may be dissolved (i) upon the mutual agreement of the Parties or (ii) in the event of an Industry Transaction of Galapagos, where Gilead shall have the right at any time and for any reason, effective upon written notice, to disband the JSC pursuant to, but only to the extent provided in, Section 15.6(c).

2.2 Joint Development Committee.

(a) Formation; Composition. Within […***…] days after the Effective Date, the Parties shall establish a committee to oversee Development of Licensed Product(s) in the Territory in accordance with the Development Plan(s) for the same and to coordinate the Development activities of the Parties, and review and discuss the Development and Manufacture of Licensed Compound and Licensed Products (the “JDC”). Each Party shall initially appoint three (3) representatives to the JDC, with each representative having knowledge and expertise in the development of compounds and products similar to the Licensed Products and having sufficient seniority within the applicable Party to make decisions arising within the scope of the JDC’s responsibilities. The JDC may change its size from time to time if agreed by consensus among its members, provided that the JDC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JDC representatives at any time upon written notice to the other Party. The JDC may invite non-members to participate in the discussions and meetings of the JDC, provided that such participants shall have no voting authority at the JDC. The JDC shall have a chairperson, who shall serve for a term of one (1) year, and who shall be selected alternately, on an annual basis, by Galapagos or Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be to convene and preside at meetings of the JDC and to ensure the preparation of minutes, but the chairperson shall have no additional powers or rights beyond those held by the other JDC representatives.

(b) Specific Responsibilities of the JDC. The JDC shall have the following responsibilities:

(i) Discuss all Development Plans prepared by Gilead (including Development Budgets), and all annual and interim amendments to Development Plans (including Development Budgets) for, Licensed Compound in the Territory;

(ii) review the conduct of the Development Plans;

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(iii) discuss Development of new indications for Licensed Products in the Territory:

(iv) implement and review the overall strategy created for global Development and the design of all Clinical Trials and Nonclinical Studies conducted under each Development Plan;

(v) discuss whether and when to initiate or discontinue any Clinical Trial and any Nonclinical Study under each Development Plan, provided that nothing is intended to limit a Party’s ability to comply with Applicable Law or manage subject safety;

(vi) review the conduct of all Clinical Trials and Nonclinical Studies under each Development Plan, including Required Phase 4 Clinical Trials or any other Phase 4 Clinical Trial included in Development;

(vii) facilitate the flow of information between the Parties with respect to the Development of Licensed Compound;

(viii) implement and review the overall strategy regarding Regulatory Approval of Licensed Products in the Territory created by Gilead;

(ix) discuss Manufacturing, including progress with formulation, validation scaleup, and other activities to maintain supply;

(x) review the regulatory strategy with respect to discussions with and commitments to or agreements with Regulatory Authorities (including post-approval commitments) with respect to risk management or Required Phase 4 Clinical Trials or any other Phase 4 Clinical Trial included in Development;

(xi) review any material submission to, or any material agreement with or material commitment made to, a Regulatory Authority by Gilead with respect to a Licensed Product, such as any NDA or MAA, or any submission, agreement or commitment with respect to Licensed Product labeling, any risk management plans, any Required Phase 4 Clinical Trial or any other Phase 4 Clinical Trial included in Development or other post-approval commitment for such Licensed Product, in each case with respect to the Major Markets;

(xii) facilitate the flow of information between the Parties with respect obtaining Regulatory Approval for Licensed Products; and

(xiii) review, discuss and coordinate the Parties’ scientific presentation and publication strategy relating to the Licensed Products in the Territory.

(c) Meetings. The JDC shall meet at least once per calendar quarter, unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JDC, the chairperson of the JDC shall prepare and circulate an agenda for such meeting; provided, however, that either Party shall be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JDC (by videoconference, teleconference, or in person) by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JDC to provide the members of the JDC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision. The JDC

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may meet in person, or at the request of either Party, by videoconference, or by teleconference. In-person JDC meetings will be held at locations alternately selected by Galapagos and by Gilead or at any other location mutually agreed by the members of the JDC. Each Party shall report to the JDC on all material issues relating to the Development of Licensed Products for and in the Territory promptly after such issues arise. Each Party will bear the expense of its respective JDC members’ participation in JDC meetings. The chairperson will be responsible for preparing reasonably detailed written minutes of JDC meetings that reflect all decisions made and action items identified at such meetings. The JDC chairperson shall send meeting minutes to each member of the JDC for review and approval and to the Alliance Managers for informational purposes within […***…] Business Days after each JDC meeting. Minutes will be deemed approved unless one or more members of the JDC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case the Gilead Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JDC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. Minutes will be officially endorsed by the JDC at the next JDC meeting, and will be signed by the Alliance Managers.

(d) Decision-Making. Subject to the remainder of this Section 2.2(d) and Section 2.4, the JDC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the JDC cannot reach consensus on an issue that comes before the JDC within […***…] days of the meeting such issue was raised and over which the JDC has oversight, then either Party may refer such matter to the JSC for resolution in accordance with Sections 2.1(e) and 2.4.

(e) Disbandment. Upon Regulatory Approval of the last Licensed Product developed pursuant to the Development Plan, unless otherwise mutually agreed in writing, the JDC shall have no further responsibilities or authority under this Agreement and will be considered dissolved by the Parties. Additionally, the JDC may be dissolved upon the mutual agreement of the Parties or in the event of an Industry Transaction of Galapagos, where Gilead shall have the right at any time and for any reason, effective upon written notice, to disband the JDC pursuant to, but only to the extent provided in, Section 15.6(c).

2.3 Joint Commercialization Committee.

(a) General. With respect to Licensed Products and Gilead Combination Products, as applicable in the Shared Territory, within […***…] days of the Effective Date, the Parties shall establish a committee to oversee Commercialization of Licensed Products in the Territory, and review and discuss the Commercialization of the Licensed Compound, Licensed Products and Gilead Combination Products, as applicable in the Shared Territory (the “JCC”).

(b) Formation; Composition. Each Party shall initially appoint three (3) representatives to the JCC, with each representative having knowledge and expertise in the commercialization of products similar to the Licensed Products and Gilead Combination Products, as applicable in the Shared Territory, and having sufficient seniority within the applicable Party to make decisions arising within the scope of the JCC’s responsibilities. The JCC may change its size from time to time if agreed by consensus among its members, provided that the JCC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its JCC representatives at any time upon written notice to the other Party. The JCC may invite non-members to participate in the discussions and meetings of the JCC, provided that such participants shall have no voting authority at the JCC. The JCC shall have a chairperson, who shall be selected by Gilead. The role of the chairperson shall be to convene and preside at meetings of the JCC and to ensure the preparation of minutes, but the chairperson shall have no additional powers or rights beyond those held by the other JCC representatives.

Amended and Restated License and Collaboration Agreement

(c) Specific Responsibilities of the JCC. Subject to Section 2.3(f), the JCC shall have the following responsibilities:

(i) review the Global Commercialization Strategy and Global Pricing Strategy and updates thereto, provide feedback to the Parties, and submit the final Global Commercialization Strategy and Global Pricing Strategy for approval by the JSC;

(ii) review the plan prepared by Gilead for the Licensed Product brand in the United States and progress against plan after launch;

(iii) review and discuss uses of the Marks with respect to Licensed Products in the Territory;

(iv) attempt to resolve issues presented to it by, and disputes within, the Shared Territory JCC; and

(v) manage any activities related to adherence by the Parties to the corporate compliance programs required to be maintained pursuant to Section 5.2(b)(ix).

(d) Meetings. The JCC shall meet at least once per calendar quarter, unless the Parties mutually agree in writing to a different frequency. No later than […***…] Business Days prior to any meeting of the JCC, the chairperson of the JCC shall prepare and circulate an agenda for such meeting; provided, however, that either Party shall be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Either Party may also call a special meeting of the JCC (by videoconference, teleconference, or in person) by providing at least […***…] Business Days prior written notice to the other Party if such Party reasonably believes that a significant matter must be addressed prior to the next scheduled meeting, in which event such Party shall work with the chairperson of the JCC to provide the members of the JCC no later than […***…] Business Days prior to the special meeting with an agenda for the meeting and materials reasonably adequate to enable an informed decision. The JCC may meet in person, by videoconference, or by teleconference. In-person JCC meetings will be held at locations alternately selected by Galapagos and by Gilead or at any other location mutually agreed by the members of the JCC. Meetings of the JCC shall be effective only if at least one (1) representative of each Party is present or participating in such meeting. Each Party shall report to the JCC on all material issues relating to the Commercialization of Licensed Products and Gilead Combination Products, as applicable, promptly after such issues arise. Each Party will bear the expense of its respective JCC members’ participation in JCC meetings. The chairperson will be responsible for preparing reasonably detailed written minutes of JCC meetings that reflect all decisions made and action items identified at such meetings. The JCC chairperson shall send meeting minutes to each member of the JCC for review and approval and the Alliance Managers for informational purposes within […***…] Business Days after each JCC meeting. Minutes will be deemed approved unless one or more members of the JCC objects (whereby an objection by e-mail shall suffice) to the accuracy of such minutes within […***…] Business Days of receipt, in which case the Gilead Alliance Manager shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the JCC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines set out in the immediately preceding sentence shall apply to such revised draft meeting minutes. Minutes will be officially endorsed by the JCC at the next JCC meeting, and will be signed by the Alliance Managers.

(e) Decision-Making. Subject to the remainder of this Section 2.3(e) and Section 2.4, the JCC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the JCC cannot reach consensus on an issue that comes before the JCC within […***…] days of the meeting such issue was raised and over which the JCC has oversight, then either Party may refer such matter to the JSC for resolution in accordance with Sections 2.1(e) and 2.4.

Amended and Restated License and Collaboration Agreement

(f) Disbandment. The JCC may be dissolved (i) upon the mutual agreement of the Parties, or (ii) in the event of an Industry Transaction of Galapagos, Gilead shall have the right at any time and for any reason, effective upon written notice, to disband the JCC pursuant to, but only to the extent provided in, Section 15.6(c).

2.4 Resolution of Committee Disputes.

(a) Within Operating Committees. If a dispute arises which cannot be resolved within the Committees, then if such dispute relates to a matter within the jurisdiction of the applicable Committee, the representatives of either Party may cause such matter to be referred to the JSC for resolution as provided in Section 2.1(e).

(b) Within the JSC. Subject to the exceptions specified below in this Section 2.4(b), all decisions within the JSC (whether originating there, or referred to it by an operating Committee) shall be made by consensus. If a matter is referred by an operating Committee to the JSC, the JSC shall use good faith efforts, in compliance with Section 2.4(d), to resolve promptly such matter. If the JSC is unable to reach consensus on any issue for which it is responsible, other than those addressed in the last sentence of this Section 2.4(b), within […***…] Business Days after a Party affirmatively states that a decision needs to be made, if the matter relates to […***…] either Party may elect, by written notice to the other Party (the “Executive Officer Referral Notice”) to submit such issue to the Parties’ Executive Officers in accordance with Section 2.4(c). […***…].

(c) Referral To Executive Officers. If a Party makes an election under Section 2.4(b) to refer a matter to the Executive Officers, the JSC shall submit, in writing and within […***…] days of the Executive Officers Referral Notice, the respective positions of the Parties to their respective Executive Officers. Such Executive Officers shall use good faith efforts, in compliance with Section 2.4(d), to resolve promptly such matter, which good faith efforts shall include at least one meeting between such Executive Officers within […***…] days after the JSC’s submission of such matter to them. […***…]

(d) Good Faith. In conducting themselves on Committees, and in exercising their rights under this Section 2.4, all representatives of both Parties shall consider reasonably and in good faith all input received from the other Party. […***…].

2.5 Appointment of Alliance Managers. Each Party shall appoint an appropriately qualified individual to serve as Alliance Manager under this Agreement. Such persons shall endeavor to assure clear and responsive communication between the Parties and the effective exchange of information, and may serve as a single point of contact for any matters arising under this Agreement. The Alliance Managers may attend meetings of all Committees and subcommittees under this Agreement. The Alliance Managers shall not have any authority under this Agreement.

2.6 Shared Territory Governance.

(a) Shared Territory JCC; Formation; Composition. Within […***…] days after the Amendment Effective Date, the Parties shall establish a joint commercialization committee for the Shared Territory (the “Shared Territory JCC”) whose role shall be to coordinate and integrate the activities of, and to facilitate the communication and exchange of information between, the Parties with respect to Co-Commercialization of Licensed Products and if included in a Co-Commercialization Agreement, Gilead Combination Products for the Shared Territory, including (i) defining and overseeing the execution of a strategic plan for each country in the Shared Territory, (ii) establishing an operational framework and overseeing launch readiness in each country in the Shared Territory, and (iii) overseeing the Joint Teams and the Parties’ Co-Commercialization activities. Each Party shall initially appoint three (3) representatives to the Shared Territory JCC, with each Party’s representatives having knowledge and expertise in

Amended and Restated License and Collaboration Agreement

Commercialization (including marketing, Medical Affairs Activities, and Market Access Activities) with respect to compounds and products similar to the Licensed Products or applicable Gilead Combination Products and having sufficient seniority to make decisions within the scope of the Shared Territory JCC’s responsibilities. The Shared Territory JCC may invite non-members to participate in the discussions and meetings of the Shared Territory JCC, provided that such participants shall have no voting authority at the Shared Territory JCC. For any Pricing Matters before the Shared Territory JCC, each Party may substitute one or more of its representatives to the Shared Territory JCC with a representative having knowledge and expertise with respect to pricing, provided that the foregoing shall not change the total number of representatives of each Party on the Shared Territory JCC or effect the Party’s voting rights under Section 2.6(d) with respect to Pricing Matters. The Shared Territory JCC may change its size from time to time if agreed by consensus among its members; provided that the Shared Territory JCC shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its Shared Territory JCC representatives at any time upon written notice to the other Party. The Shared Territory JCC shall have a chairperson, who shall be selected alternately for each Shared Territory JCC meeting by Galapagos and Gilead. The initial chairperson shall be selected by […***…]. The role of the chairperson shall be solely to convene and preside at meetings of the Shared Territory JCC and to ensure the preparation of minutes, and the chairperson shall have no authority, power or rights beyond those of other Shared Territory JCC members.

(b) Specific Responsibilities of the Shared Territory JCC. The Shared Territory JCC shall have the following responsibilities, which may be assigned to expert sub-committees with equal expert representation by both Parties for joint decision, including a Shared Territory pricing committee:

(i) adapt the Global Commercialization Strategy for execution in the Shared Territory;

(ii) review the draft Shared Territory Commercialization Plan and Budget prepared by the Parties, provide feedback to the Parties, and submit the final draft Shared Territory Commercialization Plan and Budget for approval by the JSC;

(iii) oversee Co-Commercialization in the Shared Territory, including implementation of the Shared Territory Commercialization Plan and Budget, including implementation of any hiring plans contained therein and the activities of the Joint Teams;

(iv) with respect to the EU5 Countries, (A) formulating a regional pricing strategy based on the Global Pricing Strategy, including establishing the public list price and net pricing parameters for the applicable Licensed Product or Gilead Combination Product in each applicable country, and (B) considering requests from the Joint Teams for approval to deviate from such EU5 Countries’ pricing strategy;

(v) with respect to the Benelux Countries, making non-binding recommendations with respect to the public list price parameters (such public list prices to be determined solely by Gilead) and net pricing parameters (such net prices to be determined solely by Galapagos) for the applicable Licensed Product or Gilead Combination Product in each applicable country;

(vi) provide a forum for discussion of any compliance-related concerns in the Shared Territory raised by the Joint Teams or either Party and establish appropriate plans to address any compliance concerns relating to the Shared Territory;

(vii) review the costs associated with Distribution Costs on an annual basis and propose changes to the JSC, if any, to […***…];

Amended and Restated License and Collaboration Agreement

(viii) review the KPIs set forth in the applicable Shared Territory Commercialization Plan and Budget, including […***…], and […***…]; and

(ix) perform such other functions as are specified in this Agreement or the applicable Co-Commercialization Agreement.

(c) Meetings. The Shared Territory JCC shall meet (i) in person for at least one hour once per month or as otherwise agreed by the Parties and (ii) by videoconference or by teleconference for at least one hour every second week, or, in each case, at such other frequency as is agreed by the Parties. No later than […***…] Business Days prior to any meeting of the Shared Territory JCC, the chairperson shall prepare and circulate an agenda for such meeting; provided, however, that either Party shall be free to propose additional topics to be included on such agenda, either prior to or in the course of such meeting. Meetings of the Shared Territory JCC shall be effective only if at least one representative of each Party is present or participating in such meeting. Each Party will bear the expense of its respective Shared Territory JCC members’ participation in Shared Territory JCC meetings. The chairperson of the Shared Territory JCC will be responsible for preparing reasonably detailed written minutes of such meetings that summarize the discussions had and action items identified at such meetings. The Shared Territory JCC chairperson shall send meeting minutes to each member of the Shared Territory JCC for review and approval within […***…] Business Days after each Shared Territory JCC meeting. Minutes will be deemed approved unless one or more members of the Shared Territory JCC objects to the accuracy of such minutes within […***…] Business Days of receipt, in which case the Shared Territory JCC chairperson shall amend the draft meeting minutes accordingly and send the revised draft meeting minutes to each member of the Shared Territory JCC for review and approval within […***…] Business Days of receipt of the objection(s). The same review procedures and timelines set out in the immediately preceding sentence shall apply to such revised draft meeting minutes.

(d) Decision-Making. Subject to the remainder of this Section 2.6(d) and Section 2.4, the Shared Territory JCC shall act by consensus. The representatives from each Party will have, collectively, one (1) vote on behalf of that Party. If the Shared Territory JCC cannot reach consensus on an issue that comes before the Shared Territory JCC within […***…] days of the meeting at which such issue was raised and over which the Shared Territory JCC has oversight, then either Party may refer such matter to the JCC for resolution in accordance with Sections 2.1(e) and 2.4; provided, however, that in the case of any matters relating to pricing, the decision shall be expedited as needed.

(e) Joint Teams. For each country in the EU5 Countries, no later than […***…] months prior to the anticipated launch of the Initial Licensed Product in such country, the Parties shall establish a joint project team (each, a “Joint Team”) whose role shall be to coordinate the Parties’ respective Co-Commercialization activities in such country, and to facilitate the communication and exchange of information between the Parties, with respect to the Commercialization of Licensed Products and Gilead Combination Products in such country. For each country in the EU5 Countries, each Party shall initially appoint at least one member to the Joint Team for such country. It is expected that the members of the Joint Teams will increase over time as reasonably necessary to ensure that both Parties are involved in and coordinate regarding the Commercialization of the Licensed Product in such country. To achieve such involvement and coordination, the Shared Territory JCC may change the size of the Joint Teams if agreed by consensus among the Shared Territory JCC’s members; provided that each Joint Team shall consist at all times of an equal number of representatives of each of Galapagos and Gilead. Each Party may replace its Joint Team representatives in a country at any time upon written notice to the other Party with other representatives in such country, provided that such Party continues to have adequate representation to remain involved in and to coordinate regarding the Commercialization of the Licensed Products and Gilead Combination Products in such country. Each Joint Team shall have a chairperson, who shall be selected by […***…]. The role of the chairperson shall be solely to convene and preside at meetings of the Joint Team and to ensure the preparation of minutes, and the chairperson shall have no authority, power or rights beyond those of other Joint Team members.

Amended and Restated License and Collaboration Agreement

2.7 General Committee Authority. Each Committee shall have solely the powers expressly assigned to it in this Article 2 and elsewhere in this Agreement. No Committee shall have any power to amend, modify, or waive compliance with this Agreement. It is expressly understood and agreed that the […***…], so as to resolve a disagreement or deadlock on a Committee for any matter will not authorize either Party to perform any function or exercise any decision-making right not delegated to a Committee or such Party, and that neither Galapagos nor Gilead shall have any right to unilaterally modify or amend, or waive its own compliance with, the terms of this Agreement.

2.8 Joint Asset Committee. The Parties shall consider from time to time if it would be mutually beneficial to establish a single global joint committee to oversee both the Development and Commercialization of the Licensed Product and to merge the plans under this Agreement into a consolidated global asset strategy plan to be reviewed and approved by such joint committee.

2.9 Local Pricing Committee. For each EU5 Country, the applicable Co-Commercialization Agreement will establish a local pricing committee established with at least one representative from each Party to allow the Parties’ local representatives to establish pricing and discounting for such country. The local pricing committee must seek approval from the Shared Territory JCC for any deviations from pricing parameters established by the Shared Territory JCC (or, if applicable, Shared Territory pricing committee). The local pricing committees will make decisions by consensus and any disputes will be escalated to the Shared Territory JCC.

ARTICLE 3

DEVELOPMENT

3.1 Overview of Development. The Parties’ respective responsibilities for the Development of the Licensed Products and Gilead Combination Products are set forth in this Article 3 and in the Development Plan. Gilead shall be primarily responsible for Development and seeking Regulatory Approval of the Licensed Product and Gilead Combination Products in the Territory and shall use Commercially Reasonable Efforts with respect thereto for the first Licensed Product in each of the Major Markets in each of the Target Indications. Notwithstanding anything to the contrary in this Agreement, the immediately foregoing obligation with respect to Commercially Reasonable Efforts in the Major Markets and the Target Indications shall be Gilead’s sole diligence obligation with respect to Development of Licensed Products and Gilead Combination Products, and Gilead shall have the sole right, but not any obligation, to Develop other Licensed Products and Gilead Combination Products in other countries or for other indications and no diligence obligation of Gilead shall arise under this Agreement with respect to Development of Gilead Combination Products. Galapagos shall use Commercially Reasonable Efforts as requested by Gilead to assist Gilead with Development activities with respect to […***…].

3.2 Development Plans.

(a) General. All Development of the Licensed Product for any indication, as applicable, pursuant to this Agreement shall be conducted in accordance with the terms of this Agreement and a development plan and budget (each such plan and budget, a “Development Plan”) created by Gilead substantially in a form and substance typically employed by Gilead for development plans for products at a similar stage of development as the applicable Licensed Product. By way of example, a Development Plan may describe (A) the proposed overall program of Development for the Licensed Compound and

Amended and Restated License and Collaboration Agreement

Licensed Product, including Clinical Trials and Nonclinical Studies, if any, and, regulatory plans and other elements of obtaining Regulatory Approval(s) in the Territory; (B) with respect to Clinical Trials, the number of arms, number of subjects per arm, comparator treatment and proposed dosage of the Licensed Product; (C) the anticipated start dates and data availability dates of such Clinical Trials and Nonclinical Studies, and anticipated timelines for filing of applications for Regulatory Approvals in the Territory; (D) the respective roles and responsibilities of each Party in connection with such activities; and (E) a detailed budget for all such activities in the Territory, including cost sharing between the Parties. In the event of any inconsistency between a Development Plan and this Agreement, the terms of this Agreement shall prevail. The initial Development Plan is attached hereto as Exhibit D.

(b) Amendments to the Development Plan. On an annual basis, or more often as Gilead deems appropriate, Gilead, in accordance with its usual practices with respect to product development plans, shall prepare any needed amendments to the then-current Development Plan for review and approval by the JSC.

3.3 Operational Responsibilities for Development. Unless the Parties agree in writing upon an alternate allocation of responsibility or as set forth in the Development Plan, (a) Gilead shall hold primary responsibility for completing all Development activities relating to Licensed Compound and Licensed Products in the Territory and shall use Commercially Reasonable Efforts with respect thereto for the first Licensed Product in each of the Major Markets in the Target Indications, and (b) Galapagos shall use Commercially Reasonable Efforts to complete any Development activities assigned to it in the Development Plan relating to the Licensed Compound and Licensed Products in the Territory. Without limiting the foregoing, […***…].

3.4 Development Costs. The Parties shall share Development Costs incurred by or on behalf of either Party or its Affiliates after the Effective Date solely to the extent related to Development of the Licensed Compounds or Licensed Products in the Territory, such sharing to be as follows: (1) for Development Costs incurred prior to the Amendment Effective Date, Gilead shall be responsible for eighty percent (80%) and Galapagos shall be responsible for twenty percent (20%) and (2) for Development Costs incurred on or after the Amendment Effective Date, each Party shall be responsible for fifty percent (50%) (regardless of the date of invoice or payment). Within […***…] Business Days after the end of each calendar quarter, each Party shall provide to the other Party a report in reasonable detail of any Development Costs incurred by such Party in such calendar quarter for each Licensed Product. The Development Costs so reported will be used for the calculation of the 80%/20% split or the 50%/50% split for the Development Costs, as applicable. Within […***…] Business Days after the end of each calendar quarter, Gilead shall send Galapagos a consolidated report in reasonable detail regarding such Development Costs incurred by each Party for such calendar quarter. Within […***…] days following receipt of such report, the Party whose Development Cost expenditures exceed the portion of the total such expenditures by both Parties for such calendar quarter allocated to such Party in this Section 3.4 shall invoice the other Party for the amount of funds necessary to account for such excess. The Party receiving such invoice shall pay it not later than […***…] days following receipt thereof. For clarity, Gilead shall be solely responsible for all costs and expenses incurred by or on behalf of Gilead in the Development of Gilead Combination Products in the Territory. […***…].

3.5 Development Reports. Each Party shall keep the JDC reasonably informed regarding the progress and results of Development activities for Licensed Compound, Gilead Combination Products and Licensed Products in the Territory, including by providing an annual report in reasonable detail of results versus goals (as such goals are set forth in the Development Plan(s)) as, in the case of Gilead, is typically generated by Gilead regarding its product development efforts.

Amended and Restated License and Collaboration Agreement

3.6 Clinical Trial Reporting. Each Party agrees that (a) each Clinical Trial conducted pursuant to a Development Plan, as applicable, that is required to be posted pursuant to Applicable Law or applicable industry codes, including the PhRMA Code, on clinicaltrials.gov or any other similar registry shall be so posted, and (b) all results of such Clinical Trials that are necessary for obtaining a Regulatory Approval for a Licensed Product or Gilead Combination Product in the Territory shall be posted on clinicalstudyresults.org and on any other registry with requirements consistent with the registration and publication guidelines of the International Committee of Medical Journal Editors, to the extent required. All data and Information generated under such Clinical Trial posted on clinicaltrial.gov, clinicalstudyresults.org or any other registry pursuant to this Section 3.6 shall be subject to Section 12.4(b) as if such posting were a Publication.

3.7 Development Records. As promptly as reasonably practicable following the Effective Date, and as promptly as reasonably practicable on an ongoing basis with respect to newly-created development records, Galapagos shall use Commercially Reasonable Efforts to transfer to Gilead copies of all development records Controlled by Galapagos as of the Effective Date that are necessary or useful for Gilead to Exploit the Licensed Compound or Licensed Product under this Agreement. Each Party shall maintain complete and accurate records (in the form of technical notebooks or electronic files where appropriate) of all work conducted by it under the Development Plans and all Information resulting from such work. Such records shall fully and properly reflect all work done and results achieved in the performance of the Development Plans in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Each Party shall have the right to access such records maintained by the other Party to the extent reasonably necessary to perform obligations (or in Gilead’s case, to exercise rights) under this Agreement. The JDC shall determine the means by which such access will be provided.

3.8 Subcontracts. Gilead may perform any of its Development, Manufacturing, regulatory, and Commercialization obligations under this Agreement, and Galapagos my perform any of its Development obligations under this Agreement, in each case through one or more subcontractors or consultants, provided that (a) such Party remains responsible for the work allocated to, and payment to, such subcontractors and consultants to the same extent it would if it had done such work itself; (b) the subcontractor or consultant undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties with respect to Confidential Information pursuant to Article 12 hereof; and (c) such Party undertakes all reasonable efforts to provide that the subcontractor or consultant undertakes in writing to assign or exclusively license back (with the right to sublicense) all intellectual property with respect to Licensed Compound or Licensed Products developed in the course of performing any such work to such Party. Each Party may also subcontract work on terms other than those set forth in this Section 3.8 with the prior approval of the other Party.

3.9 Combination of the Licensed Compound with Molecules under the Option, License and Collaboration Agreement. Notwithstanding anything to the contrary in this Agreement or in the Option, License and Collaboration Agreement:

(a) Neither Party will […***…].

(b) In the event the Parties […***…], the Parties shall […***…].

Amended and Restated License and Collaboration Agreement

ARTICLE 4

REGULATORY MATTERS

4.1 Ownership of Regulatory Filings. Gilead will own all INDs, applications for Regulatory Approval and related regulatory documentation in the Territory with respect to any Licensed Product or Gilead Combination Product. As soon as reasonably practicable but not later than […***…] months after the Effective Date, Galapagos will assign and transfer to Gilead all INDs, applications for Regulatory Approval, related regulatory documentation submitted to any Regulatory Authority in the Territory, as well as any safety and clinical databases, with respect to such Licensed Product and any Regulatory Approvals and related documentation, in each case, that is in the possession or Control of Galapagos. Each Party will submit all filings, letters and other documentation necessary to effect such assignments and transfers to the applicable Regulatory Authority. Until the date that the transfer of all INDs and related regulatory documents filed with or submitted to any Regulatory Authority in the Territory that related to such Licensed Product becomes effective (the “Regulatory Transition Date”), Galapagos shall, under the direction of Gilead, handle all matters related to each Licensed Product involving Regulatory Authorities, to the extent not yet assigned and transferred to Gilead, and shall keep Gilead fully informed of all regulatory matters relating to any Licensed Product in the Territory, including providing Gilead with reasonable advance notice of all formal meetings and teleconferences with Regulatory Authorities in the Territory pertaining to any Licensed Product. Galapagos shall permit Gilead to have, at Gilead’s expense, representatives of Gilead to lead such formal meetings and teleconferences with Regulatory Authorities in the Territory pertaining to such Licensed Product.

4.2 Responsibility for Regulatory Matters. Following the Regulatory Transition Date, Gilead will be solely responsible for all regulatory matters relating to any Licensed Product or Gilead Combination Product in the Territory, and shall use Commercially Reasonable Efforts with respect to such regulatory matters for the first Licensed Product in each Major Market in each Target Indication, and Galapagos shall use Commercially Reasonable Efforts as requested by Gilead to assist Gilead with such regulatory matters. Notwithstanding anything to the contrary in this Agreement, the immediately foregoing obligation with respect to Commercially Reasonable Efforts in the Major Markets and the Target Indications shall be Gilead’s sole diligence obligation with respect to regulatory matters for Licensed Products and Gilead Combination Products, and Gilead shall have the sole right, but not any obligation, with respect to regulatory matters for other Licensed Products and Gilead Combination Products in other countries or for other indications and no diligence obligation of Gilead shall arise under this Agreement with respect to seeking or obtaining Regulatory Approvals for Gilead Combination Products. Gilead’s sole responsibility shall include (i) overseeing, monitoring and coordinating regulatory actions, communications and filings with, and submissions to, Regulatory Authority in the Territory with respect to Licensed Products and Gilead Combination Products; (ii) interfacing, corresponding and meeting with Regulatory Authorities in the Territory with respect to Licensed Products and Gilead Combination Products; (iii) seeking and maintaining regulatory filings in the Territory with respect to Licensed Products and Gilead Combination Products; and (iv) maintaining and submitting records required to be maintained or required to be submitted to any Regulatory Authority in the Territory with respect to Licensed Products and Gilead Combination Products.

4.3 Communications with Regulatory Authorities. Following the Regulatory Transition Date, within […***…] days after receipt of any Material Communication from a Regulatory Authority in a Major Market with respect to any Licensed Product, Gilead will provide Galapagos, through its Alliance Manager, with a brief written description of the principal issues raised in such Material Communication. Upon Galapagos’ reasonable request after receiving a notice from Gilead in accordance with the immediately preceding sentence, Gilead will provide to Galapagos complete copies of such correspondence within a reasonable period of time following such request. Gilead will allow Galapagos […***…] Business Days to review and comment on Gilead’s proposed response to any such Material Communications with any Regulatory Authority in the Major Markets with respect to any Licensed Product in advance of the transmission of such response, and Gilead will reasonably consider all comments timely provided by Galapagos in connection therewith.

Amended and Restated License and Collaboration Agreement

4.4 Meetings with Regulatory Authorities. Following the Regulatory Transition Date, Gilead shall provide Galapagos with reasonable advance notice of all formal meetings and teleconferences with the FDA and EMA pertaining to any Licensed Product, or with as much advance notice as practicable under the circumstances. Gilead shall permit Galapagos to have, at Galapagos’ expense, two representatives of Galapagos attend as observer, such formal meetings and teleconferences with the FDA and EMA pertaining to such Licensed Product.

4.5 Submissions. With respect to each Licensed Product, Gilead will allow Galapagos […***…] Business Days to review and comment on all filings and other submissions to Regulatory Authorities in the Major Markets related to such Licensed Product in advance of submission of any such filings, and Gilead will reasonably consider all comments provided by Galapagos in connection therewith. With respect to each Licensed Product, Gilead shall provide Galapagos with prompt written notice of each of the following events (but in any event within […***…] days) after the occurrence of such event in the Major Markets: (i) the filing of any IND for such Licensed Products; (ii) the submission of any filings or applications for Regulatory Approval (including orphan drug applications and designations) of such Licensed Product to any Regulatory Authority; and (iii) receipt or denial of Regulatory Approval for such Licensed Product; provided, however, that Gilead shall inform Galapagos of such event prior to public disclosure of such event.

4.6 Costs of Regulatory Affairs. With respect to costs and expenses incurred following the Effective Date in connection with applying for Regulatory Approval with respect to Licensed Products in the Territory, and related regulatory affairs activities (excluding any costs expressly set out hereunder as being at one Party’s cost), such costs and expenses shall be treated as Development Costs and Gilead shall be responsible for eighty percent (80%) and Galapagos shall be responsible for twenty percent (20%). Gilead shall be solely responsible for all costs and expenses incurred for regulatory affairs activities following Regulatory Approval with respect to the Licensed Product or Gilead Combination Product in a particular indication, provided that, any costs and expenses incurred in connection with regulatory activities with respect to any Phase 4 Clinical Trial and any other fees paid to Regulatory Authorities following Regulatory Approval, in each case with respect to Licensed Products and not Gilead Combination Products, shall be shared by the Parties as Development Costs in accordance with Section 3.4. Within […***…] Business Days after the end of the second (2nd) month of each calendar quarter, Galapagos shall provide to Gilead a report in reasonable detail of any such costs, expenses and fees incurred by Galapagos in the last calendar month of the preceding quarter and the first two calendar months of the current quarter for each Licensed Product. The costs, expenses and fees so reported will be used for the calculation of the 80/20 split for Development Costs and will be included in the reconciliation, invoicing and payment made pursuant to Section 3.4. The percentages in effect under Section 4.6 are hereby modified so that the Parties shall share costs and expenses in connection with applying for Regulatory Approval with respect to Licensed Products in the Territory, and related regulatory affairs activities (excluding any costs expressly set out hereunder as being at one Party’s cost) equally (50%/50%) commencing with any such costs incurred on or after the Amendment Effective Date, regardless of when invoiced or paid. Such costs, expenses and fees reported by Galapagos to Gilead pursuant to Section 4.6 will be used for the calculation of the 50/50 split for Development Costs and will be included in the reconciliation, invoicing and payment made pursuant to Section 3.4.

4.7 Pharmacovigilance; Global Safety Database.

(a) Safety Data Exchange Agreement. The Parties shall amend that certain existing Safety Data Exchange Agreement (“SDEA”) as needed but in no event later than […***…] days following the Amendment Effective Date to reflect the reallocation of activities contemplated hereunder and in the Co-Commercialization Agreement(s), which amendment shall be sufficient to enable each Party and its Affiliates to comply with its legal and regulatory obligations. Such amendment may include procedures

Amended and Restated License and Collaboration Agreement

regarding the receipt, investigation, recordation, communication, and exchange (as between the Parties), and regulatory submission of, adverse event reports, exposure during pregnancy reports, and any other information concerning the safety of the Licensed Products. In the event that there are any Gilead Combination Products under development, the Parties shall similarly amend the SDEA and/or enter into a separate SDEA to cover such product(s).

(b) Global Safety Database. As between Galapagos and Gilead, Gilead shall be responsible for establishing, holding and maintaining the global safety database for the Licensed Compound, Licensed Products and Gilead Combination Products, at Gilead’s sole cost and expense.

4.8 Product Withdrawals and Recalls. If (a) any Regulatory Authority threatens, initiates or advises any action to remove any Licensed Product from the market in the Territory or requires or advises Galapagos, Gilead, or any of their respective Affiliates or Sublicensees to distribute a “Dear Doctor” letter or its equivalent regarding use of such Licensed Product in the Territory, or (b) Gilead determines that an event, incident, or circumstance has occurred that may result in the need for a recall or market withdrawal in the Territory, then in each case ((a) or (b)) Galapagos or Gilead, as applicable, shall, to the extent practicable, notify the other Party of such event or determination immediately, and in any event within […***…] (or sooner if required by law) after such Party becomes aware of the event or makes such determination. Gilead shall, to the extent practicable, endeavor to discuss and agree with Galapagos upon whether to recall or withdraw the Licensed Product in the Territory; provided, however, that if such discussion is not practicable or if the Parties fail to agree within an appropriate time period (recognizing the exigencies of the situation), then Gilead shall decide whether to recall or withdraw such Licensed Product in the Territory. Subject to Section 5.5(a), Gilead shall be responsible, at its sole expense, for conducting any recalls or taking such other necessary remedial action with respect to Licensed Products in the Territory, except to the extent that the recall or withdrawal is attributable to the negligence, breach or intentional misconduct of Galapagos or any of its Affiliates or subcontractors, in which event Galapagos shall bear such costs to the extent of its or its Affiliate’s or subcontractor’s responsibility.

ARTICLE 5

COMMERCIALIZATION; MEDICAL AFFAIRS

5.1 Commercialization Responsibility and Diligence.

(a) Licensed Territory. Gilead shall be solely responsible for all Commercialization activities relating to the Licensed Products and Gilead Combination Products in the Licensed Territory. Gilead shall use Commercially Reasonable Efforts to Commercialize the first Licensed Product in each of the Major Markets in the Licensed Territory for each of the Target Indications. Notwithstanding anything to the contrary in this Agreement, the immediately foregoing obligation with respect to Commercially Reasonable Efforts in the Major Markets in the Licensed Territory and the Target Indications shall be Gilead’s sole diligence obligation with respect to the Commercialization of Licensed Products and Gilead Combination Products, and Gilead shall have the sole right, but not any obligation, to Commercialize other Licensed Products and Gilead Combination Products in other countries or for other indications in the Licensed Territory, and no diligence obligation of Gilead shall arise under this Agreement with respect to Commercialization of Gilead Combination Products.

Amended and Restated License and Collaboration Agreement

(b) Shared Territory.

(i) Unless otherwise agreed upon by the Parties in writing, with respect to the Shared Territory, the following shall apply:

(A) Co-Commercialization Selling Party. For the Licensed Product, Gilead will be the Co-Commercialization Selling Party for the United Kingdom and Germany, and Galapagos will be the Co-Commercialization Selling Party for France, Spain, Italy and the Benelux Countries. Logistics providers may be employed in the EU5 Countries, including to perform customer service, receive orders, receive shipments of Licensed Product from Gilead, and conduct other in-country distribution activities in the countries, as determined by the applicable Co-Commercialization Selling Party, provided that the Co-Commercialization Selling Party shall take into account any concerns of the Co-Commercialization Non-Selling Party with respect to the identity of any such logistics provider.

(B) Co-Commercialization Roles.

(1) Unless and until termination of the Benelux Co-Commercialization Agreement for the Benelux Countries, Galapagos will have the sole right, under the oversight of the Shared Territory JCC and the other Committees under this Agreement, to Commercialize the Co-Commercialization Products in the Benelux Countries in accordance with the Benelux Co-Commercialization Agreement, provided that Gilead will retain responsibility for list price setting for the Benelux Countries.

(2) Unless and until termination of the EU5 Countries Co-Commercialization Agreement with respect to a country, the Parties shall conduct, under the oversight of the Shared Territory JCC and the other Committees under this Agreement, the Commercialization of the Co-Commercialization Products in the EU5 Countries in accordance with the Co-Commercialization Agreement for the EU Countries jointly through the Joint Teams.

(3) For the EU5 Countries:

i. the Co-Commercialization Selling Party will be the lead Party with respect to Rheumatology Indications;

ii. the Co-Commercialization Non-Selling Party will be the lead Party with respect to Gastro Indications;

iii. the lead Party for each indication will lead for sales, marketing, Medical Affairs Activities and Market Access Activities for such indication, with the support of the other Party and subject to the applicable guidance of the Shared Territory JCC. The Parties will discuss in good faith the allocation of specific externally facing Market Access Activities with respect to the Gastro Indications to the Co-Commercialization Selling Party if required for regulatory reasons or to avoid adversely impacting the Commercialization of the Co-Commercialization Product; and

iv. the Co-Commercialization Non-Selling Party in each country will cooperate with and support the Co-Commercialization Selling Party in such country through the Joint Teams, and the non-lead Party for each indication will cooperate with and support the lead Party for such indication through the Joint Teams;

in each case as will be further set forth in the Co-Commercialization Agreement for the EU5 Countries. The Parties shall agree in writing or specify in the applicable Co-Commercialization Agreement the allocation of Co-Commercialization Activities in the EU5 Countries for any Other Co-Commercialization Indications. The goal of the Parties is to achieve approximately a 50%/50% split in terms of each Party’s contribution to Co-Commercialization for the EU5 Countries. Therefore, if the Licensed Product is not approved for […***…], then the

Amended and Restated License and Collaboration Agreement

Parties will discuss in good faith a reallocation of the Parties’ respective Commercialization activities in the EU5 Countries with the goal of achieving such 50%/50% split. The lead Party shall be the sole Party engaging in Details or other sales force promotional activities with respect to the indications for which it is the lead Party, unless otherwise agreed by the Parties in writing.

(4) Both Parties, under the direction of the Shared Territory JCC, and in accordance with the terms and conditions of this Agreement, will participate in the planning and conduct of the Co-Commercialization activities as and to the extent set forth in this Article 5 and the Co-Commercialization Agreements (as applicable). Each Party shall use Commercially Reasonable Efforts to conduct Co-Commercialization activities for the Licensed Products or applicable Gilead Combination Products in the Shared Territory in accordance with the Shared Territory Commercialization Plan and Budget.

(5) Transitional Period. In the event that the applicable Co-Commercialization Agreement is not in place for a country as of the Amendment Effective Date, then during the period from the Amendment Effective Date through the effective date of the applicable Co-Commercialization Agreement, (x) Galapagos may engage in internal Co-Commercialization activities, including hiring, but shall not engage in any other Co-Commercialization activities with respect to such country unless expressly agreed by Gilead in writing, and (y) Gilead will continue to progress its Co-Commercialization activities with respect to such country in consultation with Galapagos and shall consider in good faith Galapagos’ views with respect to such Co-Commercialization activities; provided, however, that in each case of (x) and (y), the Co-Commercialization Costs associated therewith will be reimbursable only pursuant to the Shared Territory Commercialization Plan and Budget (which may […***…] if agreed by the Parties) and solely to the extent consistent therewith.

(6) Galapagos will use its reasonable best efforts to ramp up its Co-Commercialization capabilities, including in order to have a physical presence in […***…] and including a general manager or equivalent local responsible person, as promptly as practicable.

(C) In the event that for a given country in the EU5 Countries, Galapagos desires to cease its Co-Commercialization role in that country, Galapagos shall notify Gilead in writing of such decision at least […***…] months prior to the anticipated launch of the Licensed Product in such country, in which case effective at the end of such notice period, (i) such country shall be considered in the Licensed Territory and (ii) the Parties shall agree upon appropriate transitional arrangements with respect to any activities being conducted by Galapagos in such country. Thereafter, any decision by Galapagos to not perform the activities assigned to it in the Shared Territory shall require the prior written approval of Gilead and written agreement on appropriate transitional arrangements.

5.2 Commercialization of Licensed Products.

(a) Global Commercialization Strategy for Co-Commercialization Products.

(i) For each Co-Commercialization Product, the key Commercialization principles (among other things) will be set forth in a written summary of the global Commercialization strategy for such Co-Commercialization Product, which strategy will be reviewed by the JCC and approved by the JSC (each, a “Global Commercialization Strategy”). Gilead and Galapagos shall jointly prepare the initial draft of such Global Commercialization Strategy, and the JCC shall review and submit such proposed Global Commercialization Strategy to the JSC for approval. Thereafter, annually, Gilead and Galapagos shall jointly prepare updates to the Global Commercialization Strategy, and the JCC shall review such updates and submit proposed updates to the JSC for approval.

Amended and Restated License and Collaboration Agreement

(ii) The JCC shall establish a global pricing strategy (“Global Pricing Strategy”) for the Licensed Products. The Parties shall prepare, and the JCC shall review and submit to the JSC for approval, such initial Global Pricing Strategy and any updates thereto. The JCC shall review the Global Pricing Strategy on at least an annual basis.

(iii) Notwithstanding anything to the contrary in this Agreement or the Co-Commercialization Agreements, the Parties shall comply with Competition Law Guidelines.

(iv) The Shared Territory JCC will implement the Global Pricing Strategy as follows:

(A) with respect to the EU5 Countries, the Shared Territory JCC will, in accordance with Section 2.6, formulate a regional pricing strategy based on the Global Pricing Strategy, including establishing the public list price and net price parameters for the applicable Licensed Product or Gilead Combination Product in each applicable country, and considering requests from the Joint Teams for approval to deviate from such Shared Territory JCC’s pricing parameters; and

(B) with respect to the Benelux Countries, making non-binding recommendations with respect to the public list price parameters (such public list price to be determined solely by Gilead) and net price parameters (such net price to be determined solely by Galapagos) for the applicable Licensed Product or Gilead Combination Product in each applicable country.

(b) Co-Commercialization of Licensed Products and Gilead Combination Products in the Shared Territory.

(i) Subject to oversight of the Shared Territory JCC, the JCC and the JSC, Galapagos shall be solely responsible for Co-Commercialization of the Licensed Products and Gilead Combination Products in the Benelux Countries. Gilead shall be responsible for matters relating to the public list price; otherwise Galapagos has the sole right to set net prices for the sale of Licensed Products and Gilead Combination Products in the Benelux Countries.

(ii) Subject to the oversight of the Shared Territory JCC, the Parties will jointly conduct Co-Commercialization in the EU5 Countries through the Shared Territory JCC and the Joint Teams.

(iii) The Parties shall enter into the Benelux Co-Commercialization Agreement and the EU5 Countries Co-Commercialization Agreement within […***…] days after the Amendment Effective Date on reasonable and customary terms for similar agreements of this type consistent with this Agreement.

(iv) The Parties acknowledge and agree that, if there are any Licensed Products or Gilead Combination Products (other than the Initial Co-Commercialization Product) (each, a “New Product”), that are Developed hereunder following the Amendment Effective Date, the Parties shall either add the New Product to the Co-Commercialization Agreements or enter into separate Co-Commercialization Agreements with respect to such New Product.

(v) Shared Territory Commercialization Plan and Budget.

(A) As further described in this Section 5.2(b)(v), the tactics and strategy for the Commercialization of each Licensed Product and Gilead Combination Product in the Shared Territory shall be described in a comprehensive plan and budget (each such plan and budget, a “Shared Territory Commercialization Plan and Budget”) that describes […***…]. The Shared Territory

Amended and Restated License and Collaboration Agreement

Commercialization Plan and Budget shall (i) include a detailed description of the Co-Commercialization activities to be undertaken in the Shared Territory with respect to the Licensed Product or, as applicable, any Gilead Combination Product during the following calendar year, (ii) allocate the responsibilities of the Parties for the Co-Commercialization activities under the Shared Territory Commercialization Plan and Budget, and (iii) set forth the amounts budgeted for the Joint Commercialization Costs in the Shared Territory. For clarity, the Shared Territory Commercialization Plan and Budget shall include […***…]. […***…]. The Parties shall jointly prepare a draft Shared Territory Commercialization Plan and Budget, with Galapagos taking the lead on the portion relating to the Benelux Countries and both Parties to coordinate regarding the portion relating to the EU5 Countries. The Shared Territory JCC will review the Shared Territory Commercialization Plan and Budget and submit to the JSC for approval no later than […***…] days after the Amendment Effective Date. The same process shall apply with respect to any updates to the Shared Territory Commercialization Plan and Budget. Each Shared Territory Commercialization Plan and Budget shall be consistent with the requirements of the Global Commercialization Strategy, as such Global Commercialization Strategy may be updated from time to time.

(B) The Parties shall propose updates to each Shared Territory Commercialization Plan and Budget […***…] and shall provide to the Shared Territory JCC such proposed updates for review, feedback and submission to the JSC for approval.

(vi) Conflict of Terms. Except as otherwise provided in this Agreement, in the event of a conflict or inconsistency between the terms of any Co-Commercialization Agreement, or Shared Territory Commercialization Plan and Budget and those of this Agreement, the terms of this Agreement shall govern and control.

(vii) Advertising and Promotional Materials. Gilead shall have sole responsibility for preparing all global Promotional Materials and Promotional Materials for the Licensed Territory. The Parties shall jointly prepare all Promotional Materials for the Shared Territory; provided that (A) such Promotional Materials for the Shared Territory shall be consistent with the global Promotional Materials prepared by Gilead, and (B) the applicable Joint Team in each EU5 Country or Galapagos in the Benelux Countries may adapt any such Shared Territory Promotional Materials for local use; provided further that any local Promotional Materials shall be consistent with the Global Commercialization Strategy. Deviations from the Shared Territory Promotional Materials by the Joint Team in each EU5 Country or Galapagos in the Benelux Countries are permitted (1) for translation purposes, (2) to the extent required by Applicable Law or (3) to the extent reasonably necessary for successful Commercialization in the applicable country or as approved by the Shared Territory JCC. All Promotional Materials shall be subject to Gilead’s promotional material review process.

(viii) Corporate Compliance. Gilead shall maintain during the Co-Commercialization Term its corporate compliance program as existing as of the Amendment Effective Date or a variant thereof. Gilead shall provide to Galapagos its Business Compliance Policies within […***…] Business Days after the Amendment Execution Date, and Galapagos shall be responsible for complying with such policies in connection with its activities under this Agreement and the Ancillary Agreements, including being responsible for its compliance trainings and training certifications, monitoring and enforcement. Galapagos shall establish and maintain during the Co-Commercialization Term a corporate compliance program, including at least one (1) full-time employee whose sole area of responsibility is compliance and who primarily reports to someone not in any commercial function and is responsible for ensuring that all employees of Galapagos and any of its Affiliates comply with Applicable Law, national and international pharmaceutical industry codes of practice and guidelines and Galapagos’ business conduct rules and regulations, which, subject to the foregoing, shall be consistent with Gilead’s Business Compliance Policies. Each compliance program shall, at a minimum, provide for: (A) a compliance committee or other appropriate body with responsibility for operation of the compliance program, (B) a

Amended and Restated License and Collaboration Agreement

periodic risk assessment that guides development of policies, training and monitoring activities, (C) appropriate corporate compliance policies, (D) regular compliance training and communication to applicable employees as selected on a risk-based approach, (E) auditing or monitoring or other risk-evaluation processes for applicable activities and (F) mechanisms, compliant with all Applicable Laws, to receive complaints or questions and investigate and remediate potential noncompliance, including a disciplinary component to handle compliance violations. The Parties shall, from and after January 1, 2020, abide by the International Federation of Pharmaceutical Manufacturers Code of Conduct, the European Federation of Pharmaceutical Industries and Associations Code on the Promotion of Prescription-Only Medicines to, and Interactions with, Healthcare Professionals where applicable, and applicable local country codes and guidelines with respect to the Co-Commercialization of the Licensed Product in the Shared Territory.

(ix)

(A) Maintenance of Records. Each Party and its Affiliates shall maintain, or cause to be maintained, complete and accurate books and records in accordance with Applicable Law and in sufficient detail to enable verification of the performance of its Co-Commercialization and other Commercialization activities pursuant to this Agreement. Such records shall be retained by the applicable Party and its Affiliates for at least the longer of (a) […***…] years following creation and (b) such period as required by Applicable Laws.

(B) Compliance Audit. Gilead shall have the right, during normal business hours (or at such other times as the Parties may mutually agree), upon reasonable prior notice to Galapagos from time to time during the Co-Commercialization Term, to inspect and audit any books, records and accounts or other information of Galapagos relating to its Co-Commercialization and other Commercialization activities pursuant to this Agreement or any Co-Commercialization Agreement, as may be necessary: (i) enable Gilead to monitor and confirm compliance by Galapagos with Applicable Laws and other compliance obligations under this Agreement and the Co-Commercialization Agreements and (ii) for Gilead to comply with Applicable Laws in connection with its obligations under the Shared Territory Commercialization Plan and Budget. Galapagos shall provide Gilead with reasonable access to its facilities and personnel in connection with the foregoing, and the method Gilead uses to perform any such audit or inspection shall be at the sole discretion of Gilead. For the avoidance of doubt, nothing in this Section 5.2 shall limit the rights or obligation of the Parties or their Affiliates to conduct audits under the terms of Section 8.14 of this Agreement.

(C) Without limiting the indemnification, termination, dispute resolution and other rights of either Party hereunder, in the event that Gilead has a good faith belief that there has been or is reasonably likely to be a breach by Galapagos of the compliance provisions of this Agreement or any Co-Commercialization Agreement and desires to have a discussion regarding same, then upon Gilead’s request, the Parties shall promptly convene a meeting of appropriate representatives from each Party within […***…] Business Days after such request, which may at the request of Gilead be required to include either or both of each Party’s general counsel or chief compliance officer. At such meeting, the Parties’ representatives shall agree in writing upon a plan to rectify the situation and Galapagos shall take such action as required under the plan.

(x) Each Party shall notify the other Party of any Compliance Breach or Compliance Finding. In the case of any Compliance Breach or Compliance Finding, the Parties shall promptly meet to discuss, and Galapagos shall commence remediation of such Compliance Breach or Compliance Finding. If Galapagos does not cure such Compliance Breach or Compliance Finding within […***…] days after the conclusion of such meeting, then Gilead may deliver to Galapagos a notice specifying the applicable Compliance Breach or Compliance Finding and the Co-Commercialization

Amended and Restated License and Collaboration Agreement

activities the subject of such Compliance Breach or Compliance Finding that Gilead desires that Galapagos suspend (“Suspension Notice”), and Galapagos shall suspend its conduct of any such activities. Upon delivery of a Suspension Notice, the Parties shall work to develop a mutually acceptable remediation plan to address the applicable Compliance Breach or Compliance Finding. If the Parties have not agreed on a remediation plan within […***…] days after delivery of the Suspension Notice (such agreement, not to be unreasonably withheld or delayed), or if at any time Galapagos is not using its reasonable best efforts to implement the remediation plan adopted by the Parties, then Gilead may deliver to Galapagos a notice that it is requiring Galapagos to permanently suspend its activities referenced in the Suspension Notice. In such case, Galapagos shall permanently suspend such activities and Gilead and Galapagos shall reasonably cooperate to transition to Gilead Galapagos’ Co-Commercialization activities referenced in the Suspension Notice with respect to the applicable Licensed Products and Gilead Combination Products or country so as to minimize disruption to the Commercialization activities, including sales of the Licensed Product or Gilead Combination Product. In all cases, Galapagos shall withdraw its personnel or employees involved in Commercialization from such Co-Commercialization activities in a professional manner. “Compliance Finding” shall mean […***…]. “Compliance Breach” shall mean […***…].

(xi) Costs; Authority over Personnel. Each Party shall be responsible for all costs and expenses in connection with their respective personnel or employees involved in Commercialization and other personnel (which, for clarity, shall be included in Joint Commercialization Costs solely to the extent included in the relevant FTE Costs), including salaries, incentive compensation, travel expenses and other expenses, providing benefits, deducting federal, state and local payroll taxes, Federal Insurance Contribution Act taxes, unemployment insurance taxes, and any similar taxes and paying workers’ compensation premiums, unemployment insurance contributions and any other payments required by Applicable Law to be made on behalf of employees. Nothing in this Agreement or any Co-Commercialization Agreement shall be construed to conclude that any of a Party’s personnel or employees involved in Commercialization, or any other agents or employees of such Party or its Affiliates are agents or employees of the other Party or its Affiliates or subject to the other Party’s direction and control. Each Party shall have sole authority over the terms and conditions of employment of its personnel or employees involved in Commercialization and other employees, including their selection, management, compensation (including incentive plans) and discharge.

(xii) (Sub)contracting. Notwithstanding anything in this Agreement to the contrary, each Party may use (sub)contractors without the consent of the other Party for its Co-Commercialization activities; provided, however, that (A) Galapagos may not engage a contract sales force unless expressly provided in the Shared Territory Commercialization Plan and Budget but may use individual contractors as Sales Representatives as reasonably necessary, and (B) Galapagos’ brand manager must be an employee of Galapagos. Each Party may delegate its obligations under the Co-Commercialization Agreements to an Affiliate.

5.3 Commercialization Costs. Gilead shall be solely responsible for all Commercialization Costs incurred by or on behalf of Gilead in the Commercialization of Licensed Products and Gilead Combination Products in the Licensed Territory. Galapagos and Gilead shall share all Joint Commercialization Costs with respect to Licensed Products and Gilead Combination Products in the Shared Territory, which shall be included in the calculation of Operating Profit (or Loss) under this Agreement and calculated in accordance with Section 8.9(a)(ii); provided, however, that for Gilead Combination Products, the Parties shall agree […***…].

5.4 Commercialization Reports. Gilead shall keep the JCC informed regarding the progress and results of Commercialization activities for Licensed Products and Gilead Combination Products, as applicable, in the Territory. Each Party shall keep the JCC informed regarding the progress and results of Commercialization activities for Licensed Products and applicable Gilead Combination Products in the Shared Territory, including an annual review of results versus goals (as such goals are set forth in the Shared Territory Commercialization Plan and Budget).

Amended and Restated License and Collaboration Agreement

5.5 Sales and Distribution. The “Co-Commercialization Selling Party” shall mean (x) Galapagos in France, Italy and Spain and the Benelux Countries, and (y) Gilead in all other countries, in each case except as otherwise agreed by the Parties in writing or the Co-Commercialization Selling Party has changed by operation of the terms of this Agreement.

(a) Subject to Section 5.5(c), with respect to and in each country in the Shared Territory (i) the Co-Commercialization Selling Party shall be responsible for handling all physical distribution, returns, recalls, order processing, invoicing and collection, booking of sales, inventory and receivables for Co-Commercialization Products, and (ii) the Co-Commercialization Non-Selling Party shall not accept orders for Co-Commercialization Products or make sales for its own account or for the Co-Commercialization Selling Party’s account, and if the Co-Commercialization Non-Selling Party receives any order for any Co-Commercialization Products in the Territory, it shall refer such orders to the Co-Commercialization Selling Party for acceptance or rejection.

(b) In the EU5 Countries under the supervision of the Shared Territory JCC (and Shared Territory pricing committee), (i) the Parties, through the Joint Teams, will be responsible for the operational aspects of negotiating, managing and carrying out national, regional and local (including individual account or hospital) contracting arrangements and account management, and (ii) the Co-Commercialization Selling Party shall negotiate and execute contracts in the applicable country.

(c) In the Benelux Countries, (i) Galapagos have the sole right to determine the applicable net price (for which the net price parameters recommended by the Shared Territory JCC shall not be binding), (ii) Gilead will have the sole right to determine the applicable list price (for which the list price parameters recommended by the Shared Territory JCC shall not be binding), and (iii) subject to Section 5.2(b)(i), Galapagos will be solely responsible for all aspects of negotiating, managing and carrying out national, regional and local (including individual account or hospital) contracting arrangements and account management, have the front-facing customer role for net price negotiations, and negotiate and execute contracts.

(d) Notwithstanding the foregoing, each Party may make passive sales of the Licensed Products and Gilead Combination Products to customers throughout the European Economic Area and Switzerland. For the purposes of the preceding sentence, “passive sales” shall mean sales made in response to unsolicited requests from individual customers.

(e) From the Amendment Execution Date until the termination of the Co-Commercialization Term for any country in the Shared Territory, Gilead shall not enter into any agreement with any Third Party that would conflict with the rights granted to Galapagos hereunder with respect to such country.

5.6 Scientific and Medical Conferences. The Parties shall coordinate, on behalf of themselves and their Affiliates, regarding their activities at scientific or medical conferences, including regarding which Party’s or its Affiliate’s or Sublicensee’s employees shall staff any promotional and medical information booths that include any Co-Commercialization Product. If both Parties or their respective Affiliates participate in any such conference, then each of the Parties or their respective Affiliates shall maintain its own promotional and medical information booths at such conference unless otherwise agreed between the Parties.

Amended and Restated License and Collaboration Agreement

ARTICLE 6

MANUFACTURE AND SUPPLY

6.1 General. Unless otherwise determined by the Parties, at and to the extent requested by Gilead, Galapagos shall, in accordance with customary terms and conditions to be negotiated and agreed between the Parties in a separate supply agreement, supply Licensed Products (as per the Manufacturing process and/or composition as existing at the Effective Date) for some or all of the Development of Licensed Products in the Territory following the Effective Date, and otherwise, Gilead shall be responsible for supply of all Licensed Compounds and Licensed Products for Development and Commercialization in the Territory.

6.2 Manufacturing Technology Transfer. Upon Gilead’s request, Galapagos shall transfer to Gilead all Information Controlled by Galapagos during the Term that is necessary or useful to enable the Manufacture of Licensed Products, and not previously transferred to Gilead under this Agreement, by providing copies or samples of relevant documentation, materials and other embodiments of such Information, and by making available its qualified technical personnel on a reasonable basis to consult with Gilead with respect to such Information. Each such Information transfer requested by Gilead (“Technology Transfer”) shall be commenced within a mutually agreed time following Gilead’s request and conducted pursuant to a mutually-agreed technology transfer plan developed by the Parties for the purpose of ensuring the complete and timely transfer of such Information. Gilead will reimburse Galapagos for its out-of-pocket costs incurred in the course of such Technology Transfers, provided that such out-of-pocket costs are incurred in accordance with the mutually-agreed technology transfer plan and Galapagos provides an invoice to Gilead evidencing such costs. Gilead shall pay such amounts within […***…] days of receipt of invoice therefor. Without limiting any other provision in this Agreement, Gilead shall have responsibility for and decision-making authority with respect to all formulation and Manufacturing matters.

6.3 Supply Agreements. The Parties shall in good faith negotiate the terms under which either Party shall supply Licensed Compound and Licensed Products to the other Party for Development activities and such terms shall be set forth in a clinical supply agreement to be entered into between the Parties (the “Clinical Supply Agreement”).

6.4 Subcontractors; Affiliates. Each Party may perform any of its Manufacturing and supply obligations through one or more Third Parties; provided that (i) such Party remains responsible for the work allocated to, and payment to, such Third Party to the same extent it would if it had done such work itself; (ii) the Third Party undertakes in writing obligations of confidentiality and non-use regarding Confidential Information that are substantially the same as those undertaken by the Parties with respect to Confidential Information pursuant to Article 12 hereof; and (iii) the applicable Party uses reasonable efforts to obtain from such Third Party in writing a covenant to assign or exclusively license back (with the right to sublicense) all intellectual property with respect to Licensed Products developed in the course of performing any such Manufacturing to such Party.

6.5 Supply Agreement. The Parties hereby acknowledge and agree that they will enter into separate supply agreements pursuant to which Gilead shall supply Galapagos with Licensed Products and Gilead Combination Products on reasonable and customary terms for France, Italy and Spain and the Benelux Countries respectively (the “Supply Agreements”). The Supply Agreements […***…]. If not entered into on or before the Amendment Effective Date, the Parties shall enter into the Supply Agreements no later than […***…] days after the Amendment Effective Date.

Amended and Restated License and Collaboration Agreement

ARTICLE 7

LICENSES AND EXCLUSIVITY

7.1 Licenses to Gilead. Subject to the terms and conditions of this Agreement, Galapagos hereby grants Gilead, an exclusive, royalty-bearing, sublicensable (solely as permitted in accordance with Section 7.2) license under the Galapagos Technology to Exploit the Licensed Compound and Licensed Product in the Field in the Territory.

(a) Galapagos Retained Rights. Notwithstanding the exclusive license granted to Gilead pursuant to Section 7.1, Galapagos and its Affiliates shall retain, and have the right to sublicense to Third Parties in accordance with Section 7.2(a), the right under the Galapagos Technology to perform (or to have performed by permitted subcontractors hereunder) the activities assigned to it under this Agreement in accordance with the terms of this Agreement.

(b) Subject to the terms and conditions of this Agreement, Gilead hereby grants Galapagos a non-exclusive, sublicensable (solely as permitted in accordance with Section 7.2), royalty-free, fully-paid license under the Gilead Technology solely to conduct the activities assigned to Galapagos under the Agreement.

7.2 Sublicensing.

(a) Scope of Permissible Sublicensing.

(i) The licenses granted by Galapagos to Gilead under this Agreement may be sublicensed by Gilead without any requirement of consent, provided that Gilead shall be liable for any act or omission of any such Sublicensee that is a breach of any of Gilead’s obligations under this Agreement as though the same were a breach by Gilead, and Galapagos shall have the right to proceed directly against Gilead with respect to such breach without any obligation to first proceed against such Sublicensee.

(ii) Except with respect to (A) agreements with contract research organizations for performance of Clinical Trials which agreements Galapagos entered into prior to the Execution Date, or (B) agreements for performance of Clinical Trials with any entity set forth on Exhibit H, the (sub)licenses granted by Gilead to Galapagos in Section 7.1(a) may be sublicensed by Galapagos to a subcontractor to perform Galapagos’ assigned responsibilities under this Agreement upon prior consent of Gilead (such consent not to be unreasonably withheld, conditioned or delayed) and provided that (i) if Gilead fails to notify Galapagos of whether it grants such consent for such subcontractor within […***…] Business Days of Galapagos’ request, then Gilead shall be deemed to have granted such consent with respect to such subcontractor, and (ii) such agreements shall comply with Section 3.8. Galapagos shall be liable for any act or omission of any such Sublicensee that is a breach of any of Galapagos’s obligations under this Agreement as though the same were a breach by Galapagos, and Gilead shall have the right to proceed directly against Galapagos with respect to such breach without any obligation to first proceed against such Sublicensee.

(b) Sublicense Agreements. Gilead shall use reasonable efforts to provide that, in each agreement under which it grants a sublicense pursuant to Section 7.2(a)(i) under the license set forth in Section 7.1 (each, a “Sublicense Agreement”), such Sublicense Agreement requires the Sublicensee to provide the following to Galapagos if this Agreement terminates, and to Gilead if only such Sublicense Agreement terminates: (i) the assignment and transfer of ownership and possession of, or a right of reference to, all Regulatory Materials and Regulatory Approvals Controlled by such Sublicensee with

Amended and Restated License and Collaboration Agreement

respect to any Licensed Product (which assignment or right of reference may also be provided directly to Gilead prior to any such termination), but solely to the extent such assignment and transfer, or right of reference, would be required of Gilead under Section 15.6, and (ii) the assignment of, or a freely sublicensable exclusive license to, all intellectual property (including Patents) Controlled by such Sublicensee that covers or embodies a Licensed Product or its respective use, manufacture, sale, or importation and was conceived, discovered, developed or otherwise made by or on behalf of such Sublicensee during the exercise of its rights or fulfillment of its obligations pursuant to such Sublicense Agreement, but solely to the extent such assignment or exclusive license would be required of Gilead under Section 15.6(a). Each Sublicense Agreement shall be subject to the applicable terms and conditions of this Agreement. For clarity, in the case of any subcontractor, this Section 7.2(b) shall not apply but Gilead shall comply with Section 3.8.

7.3 Distributorships and Co-Promotion Rights.

(a) Distributorships. Gilead shall have the right to appoint its Affiliates, and Gilead and its Affiliates shall have the right, in their sole discretion, to appoint any other Persons, in any country(ies) in the Territory in accordance with Gilead’s typical practices for its proprietary products, to distribute, market, and sell Licensed Products in the Territory. If Gilead or any of its Affiliates appoints such a Person and such Person is not an Affiliate of Gilead, that Person shall be a “Distributor” for purposes of this Agreement. Any agreement between a Distributor and Gilead or its Affiliates regarding a Licensed Product shall be on commercially reasonable and arm’s length terms.

(b) Promotion Rights. For the avoidance of doubt, subject to Section 5.2(b), (i) Gilead and its Affiliates shall have the right to co-promote the Licensed Products with any other Person(s), or to appoint one or more Third Parties to promote the Licensed Products without Galapagos, in all or any part of the Licensed Territory, and (ii) Gilead and its Affiliates shall have the right to co-promote the Licensed Products with any other Person(s) (in addition to Galapagos), or to appoint one or more Third Parties to promote the Licensed Products without Galapagos, in all or any part of the Shared Territory, to the extent permitted in the Shared Territory Commercialization Plan and Budget.

7.4 Negative Covenant. Each Party covenants that it will not knowingly use or practice any of the other Party’s intellectual property rights licensed to it under this Agreement other than for the purposes permitted in the applicable license grant.

7.5 No Implied Licenses. Except as explicitly set forth in this Agreement, neither Party grants to the other Party any license, express or implied, under its intellectual property rights.

7.6 Exclusivity; Non-Compete.

(a) From the Effective Date until […***…], and subject to the terms of this Agreement, neither Galapagos, Gilead nor any of their respective Affiliates shall, […***…], outside of the Collaboration conduct any […***…]. Notwithstanding the foregoing, (i) Gilead or its Affiliates (or Galapagos or its Affiliates, as specifically requested by Gilead in accordance with this Agreement) may […***…] in all cases that are intended to support the Exploitation of Licensed Products or Gilead Combination Products; and (ii) Gilead and its Affiliates may […***…].

(b) If, during the period from the Effective Date until […***…], Galapagos, Gilead or any of their respective Affiliates (the “7.6 Acquiring Party”) acquires or otherwise obtains […***…] (an “7.6 Acquired Product”) as the result of any license or acquisition from, or merger, acquisition, reorganization, consolidation or combination with, or of, a Third Party or change of control of such Party or any other transaction (each, an “7.6 Acquisition Transaction”, and the Third Party involved in such transaction, the “7.6 Acquisition Third Party”) and, on the date of the completion of such 7.6 Acquisition

Amended and Restated License and Collaboration Agreement

Transaction, such Third Party or its Affiliates are […***…] that, if done by such Party, would violate the restrictions on such Party in Section 7.6(a), then the 7.6 Acquiring Party or such Affiliate will, within […***…] days after the closing of such 7.6 Acquisition Transaction provide written notice to the other Party that the 7.6 Acquiring Party or such Affiliate has acquired the 7.6 Acquired Product and whether the 7.6 Acquiring Party elects to (A) divest its rights to such 7.6 Acquired Product to the extent violative of Section 7.6(a), (B) cease such […***…] of such 7.6 Acquired Product to the extent violative of Section 7.6(a) or (C) include such 7.6 Acquired Product […***…] as if it were a “Licensed Product” for all purposes of this Agreement (provided that, in the case of Galapagos as the 7.6 Acquiring Party, Galapagos shall not have the right to make the election described in this clause (C) without the written agreement of Gilead). If the 7.6 Acquiring Party provides notice as described in clause (A) of the preceding sentence, the 7.6 Acquiring Party and its Affiliates, if applicable, will use […***…] to divest such rights to such 7.6 Acquired Product within […***…] after provision of such notice, and if the 7.6 Acquiring Party provides notice as described in clause (B) of the preceding sentence, the 7.6 Acquiring Party, and its Affiliates if applicable, will use […***…] to cease such […***…] of such 7.6 Acquired Product as soon as reasonably practicable, giving due consideration to […***…]. If the 7.6 Acquiring Party or its Affiliates (x) provides notice under clause (A) of the second preceding sentence but is unable to divest such rights to a 7.6 Acquired Product within the […***…] period specified above despite the use of […***…] or (y) provides notice under clause (B) of the second preceding sentence but is unable to cease such […***…] despite the use of […***…], then in either such case such rights to the 7.6 Acquired Product will be included (or in the case of a 7.6 Acquisition Transaction by Galapagos or its Affiliates, at Gilead’s sole option will be included) as if it were a “Licensed Product” under this Agreement with respect to […***…]. In the case of a 7.6 Acquisition Transaction by Galapagos or its Affiliates, if Gilead does not opt to include the 7.6 Acquired Product as a “Licensed Product” under the previous sentence, then Galapagos shall have the right to […***…] such 7.6 Acquired Product, notwithstanding anything to the contrary in this Section 7.6.

ARTICLE 8

FINANCIALS

8.1 License Fee. In partial consideration of the license granted by Galapagos hereunder under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall pay to Galapagos a non-refundable, non-creditable license fee of Three Hundred Million Dollars ($300,000,000) no later than […***…] Business Days after the Effective Date.

8.2 Licensed Product Milestone Payments; Patent Costs.

(a) In partial consideration of the license granted by Galapagos hereunder under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall make milestone payments to Galapagos based on the first, but not any subsequent achievement by Gilead, its Affiliate or a Sublicensee of the development and regulatory milestone events in each indication as set forth in this Section 8.2(a) for Licensed Products.

44

Amended and Restated License and Collaboration Agreement

Milestone Payment
Milestone Event	[…***…]	Crohn’s Disease	Ulcerative Colitis	Other Indication
Dosing of first subject in first Phase 2 Clinical Trial for a Licensed Product	[… ***…]	[…***…]	$10,000,000	$10,000,000
Dosing of first subject in first Phase 3 Clinical Trial for a Licensed Product	[… ***…]	$50,000,000	$15,000,000	[…***…]
[…***…]	[… ***…]	[…***…]	[…***…]	[…***…]
[…***…]	[… ***…]	[…***…]	[…***…]	[…***…]
[…***…]	[… ***…]	[…***…]	[…***…]	[…***…]
[…***…]	[… ***…]	[…***…]	[…***…]	[…***…]

[…***…] in the immediately foregoing table shall have the defined meaning thereof set forth in Article 1. Each milestone in this Section 8.2(a) shall be paid only once during the Term. The maximum amount of payment to Galapagos pursuant to this Section 8.2(a) shall be seven hundred fifty-five million dollars ($755,000,000). Gilead shall notify and pay to Galapagos the amounts set forth in this Section 8.2(a) within […***…] days after the achievement of the applicable milestone event by Gilead, its Affiliate or a Sublicensee. Each such payment shall be made by wire transfer of immediately available funds into an account designated by Galapagos. Each such payment is nonrefundable.

(b) Patent Costs. In addition, in partial consideration of the license granted by Galapagos hereunder under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall be responsible for […***…] of all Patent Costs incurred in connection with the filing, prosecution and maintenance activities as referred to in Section 9.2(a) for the Galapagos Patents. Galapagos shall invoice Gilead for Gilead’s share of such Patent Costs on a quarterly basis and shall include reasonable supporting documentation with respect to such Patent Costs with such invoice; Gilead shall pay any undisputed amounts of such invoices not later than […***…] days following Gilead’s receipt of the applicable invoice.

(c) Licensed Product Sales Milestone Payments.

(i) Events. In partial consideration of the license granted by Galapagos hereunder under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall make each of the sales milestone payments indicated below to Galapagos when aggregate annual Net Sales of all Licensed Products across all indications in the Territory in a given calendar year first reach the dollar values indicated below during the Term.

Amended and Restated License and Collaboration Agreement

Aggregate Net Sales of Licensed Products in a Given Calendar Year of	Payment
[…***…]	[… ***…]
[…***…]	[… ***…]
[…***…]	[… ***…]
[…***…]	[… ***…]

Each milestone in this Section 8.2(c) shall be paid only once during the Term. The maximum total amount of payment to Galapagos pursuant to this Section 8.2(c) shall be six hundred million dollars ($600,000,000).

(ii) Notice; Payment. Gilead shall notify and pay to Galapagos the amounts set forth in this Section 8.2(c) within […***…] days after the end of the calendar quarter during which the applicable milestone event has been achieved. Each such payment shall be made by wire transfer of immediately available funds into an account designated by Galapagos. Each such payment is nonrefundable.

8.3 Licensed Product and Gilead Combination Product Royalties.

(a) Licensed Products. In partial consideration of the license granted by Galapagos under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall pay to Galapagos non-refundable royalties on the amount of aggregate Net Sales of Licensed Products in the Licensed Territory in each calendar year, as calculated by multiplying the applicable royalty rates set forth below by the corresponding amount of incremental Net Sales in the Licensed Territory of Licensed Product in such calendar year.

Net Sales of Licensed Products in the Licensed Territory	Royalty Rate
[***]	20%
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	30%

By way of example, and without limitation, if the aggregate Net Sales of a Licensed Product in the Licensed Territory in a particular calendar year is $[…***…], the amount of royalties payable under this Section 8.3(a) shall be as follows: […***…].

(b) Gilead Combination Products. In partial consideration of the license granted by Galapagos under Section 7.1 with respect to the Existing Galapagos Patents and the Galapagos Know-How (other than any Collaboration Know-How and Galapagos Foreground Know-How), Gilead shall pay to Galapagos non-refundable royalties on the amount of aggregate Net Sales of Gilead Combination Products in the Territory in each calendar year, as calculated by multiplying […***…] by the corresponding amount of incremental Net Sales in the Territory of Gilead Combination Products in such calendar year.

Net Sales of Gilead Combination Products in the Territory	Royalty Rate
[***]	20%
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	30%

Amended and Restated License and Collaboration Agreement

By way of example, and without limitation, if the aggregate Net Sales of a Gilead Combination Product in the Territory in a particular calendar year is $[…***…], and the […***…] for such Gilead Combination Product is […***…], then the amount of royalties payable under this Section 8.3(b) shall be as follows: […***…].

(c) Royalty Term. Royalties under Section 8.3(a) and Section 8.3(b) shall be payable, on a country-by-country basis, on the Net Sales of Licensed Products or Gilead Combination Products, as applicable, beginning on the First Commercial Sale of the first Licensed Product or Gilead Combination Product to launch in such country until […***…] (the “Royalty Term”).

(d) Additional Royalty Provisions. The royalties payable under Sections 8.3(a) and 8.3(b) will be subject to the following:

(i) Step Down. The operation of the following provisions of this Section 8.3(d)(i) shall apply only with respect to the first such provision to apply to a particular Licensed Product or a Gilead Combination Product in each country in the Territory, so that if the royalty rates have already been reduced to […***…] of the rates set forth in the applicable table in Section 8.3(a) or Section 8.3(b), with respect to a particular unit of a product sold to which such reduction applied, no further reduction of such rates shall take place pursuant to this Section 8.3(d)(i):

(A) […***…]

(B) […***…]

(ii) for clarity, the existence of a Valid Claim of a Gilead Patent in a country shall not affect the operation of Section 8.3(c); and

(iii) […***…]

(e) Compulsory License. If a Compulsory License is granted to a Third Party with respect to a Licensed Product or Gilead Combination Product, as applicable in any country in the Licensed Territory, and such Third Party actually sells such Licensed Product or Gilead Combination Product in the country under such Compulsory License, with a royalty rate lower than the royalty rate provided by this Section 8.3, then the Parties shall […***…]. For a Compulsory License regarding a Gilead Combination Product, the Parties’ respective share of Net Receipts will be adjusted according to the […***…] of such Gilead Combination Product.

8.4 Inclusion of Net Sales of Gilead Combination Products for Royalties and Sales Milestones. To the extent […***…], the […***…] of such Gilead Combination Product for such country shall be added to the Net Sales of Licensed Products for purposes of calculating the sales milestones, royalty rates and royalties pursuant to Sections 8.2(c) and 8.3(a) and such Net Sales corresponding to such […***…] shall not be counted as Net Sales of Gilead Combination Products for purposes of Section 8.3(b). Notwithstanding the foregoing, […***…]. For purposes of this Section 8.4, […***…] for a Gilead Combination Product shall mean […***…].

Amended and Restated License and Collaboration Agreement

8.5 Royalty Payments and Reports. Within […***…] Business Days following the end of each calendar quarter, Gilead shall provide to Galapagos a statement setting forth on a country-by-country basis good-faith estimates of the gross sales of Licensed Products or Gilead Combination Products, as applicable, in the Licensed Territory and an estimated calculation of Net Sales in the Licensed Territory with respect to such Licensed Product or Gilead Combination Product, in all cases, reported in United States dollar amounts as determined in accordance with Section 8.12. All amounts payable to Galapagos pursuant to Sections 8.3(a) and 8.3(b) shall be paid in U.S. dollars within […***…] days after the end of each calendar quarter with respect to Net Sales in such calendar quarter. Each payment of royalties due to Galapagos shall be accompanied by a statement, on a country-by-country basis, of the amount of gross sales of Licensed Products and Gilead Combination Products in the Licensed Territory, during the applicable calendar quarter, a calculation of Net Sales in the Licensed Territory with respect to Licensed Products and Gilead Combination Products showing with reasonable specificity the aggregate deductions from gross sales provided for in the definition of Net Sales during such calendar quarter, and a calculation of the amount of royalty payment due on such sales for such calendar quarter, in all cases, reported in United States dollar amounts as determined in accordance with Section 8.12.

8.6 Payments to Third Parties.

(a) Notwithstanding anything to the contrary herein, Galapagos shall solely be responsible for any payments due under the […***…] and the […***…].

(b) If a Third Party has or receives a Patent in any country that Covers the Exploitation of the Licensed Compound or Licensed Product anywhere in the Territory and the Joint Steering Committee determines that Gilead should obtain a license to such Patent as to one or more Licensed Products or Gilead Combination Products in one or more countries for a royalty or other payment to such Third Party (including that any Licensed Product or Gilead Combination Product at issue cannot be reasonably manufactured differently so as to avoid the requirement), Gilead may enter into such a license agreement, subject to the approval of the Joint Steering Committee, and may offset […***…] percent ([…***…]%) of any such royalties or payments to such Third Parties against any share of Operating Profits or royalties that would otherwise have been due to Galapagos for such Licensed Product or Gilead Combination Product in such country hereunder, up to a maximum of […***…] percent ([…***…]%) of such Operating Profits or royalties due to Galapagos.

8.7 Following Royalty Term. Upon expiration of the Royalty Term, Gilead’s licenses from Galapagos hereunder with respect to Licensed Products and Gilead Combination Products, as applicable, in such country, shall become fully paid-up, perpetual, and irrevocable.

8.8 Veterinary Products. In the event that Gilead enters into an agreement to sublicense rights under this Agreement to, or to otherwise collaborate with, a Third Party for Veterinary Uses, Gilead shall […***…] with Galapagos any upfront, milestone payments, royalties or other consideration received from such Third Party under such Agreement, and shall pay Galapagos’s share of any such payments in accordance with the terms of Section 8.2(c)(ii). […***…]. For a Gilead Combination Product sold for Veterinary Use, the Parties’ respective share of revenues will be adjusted according to the […***…] of such Gilead Combination Product.

8.9 Licensed Product Reconciliation of Shared Costs; Profit Sharing.

(a) The terms and conditions of this Section 8.9(a) shall govern the rights and obligations of Galapagos and Gilead with respect to Operating Profits (or Losses) relating to each Licensed Product and Gilead Combination Product in the Shared Territory. For clarity, Galapagos shall have no right to share Operating Profits, and no obligation to bear any Operating Losses, with respect to any Licensed Product or Gilead Combination Product in the Licensed Territory.

Amended and Restated License and Collaboration Agreement

(i) Share of Operating Profits and Operating Losses. Galapagos and Gilead shall share all Operating Profits and all Operating Losses (as applicable) for each Licensed Product and Gilead Combination Products for each country in the Shared Territory on the basis of fifty percent (50%) to Gilead and fifty percent (50%) to Galapagos.

(ii) Calculation and Payment.

(A) Within […***…] Business Days after the end of each calendar quarter beginning with the calendar quarter in which the JSC approves the applicable Shared Territory Commercialization Plan and Budget, each Party shall provide to the other Party (using the form to be attached to the applicable Co-Commercialization Agreement) in reasonable detail of any Costs of Goods Sold for the Shared Territory, its Net Sales and any Joint Commercialization Costs incurred by such Party in such calendar quarter for each Licensed Product and Gilead Combination Product. Any subsequent adjustments made to the figures reported by each Party pursuant to the foregoing sentence will be reflected in the next quarter’s profit share calculation and invoice.

(B) Within […***…] Business Days after the end of each calendar quarter beginning with the calendar quarter in which the First Commercial Sale of a Licensed Product or Gilead Combination Product occurs in the Shared Territory, Gilead shall report to the finance officer designated by Galapagos and the finance officer designated by Gilead (the “Finance Officers”) the Parties’ Net Sales in the Shared Territory, the Parties’ Cost of Goods Sold for the Shared Territory and the Parties’ Joint Commercialization Costs incurred in such calendar quarter for each Licensed Product or Gilead Combination Product. Each such report shall specify in reasonable detail (1) for each country in the Shared Territory, the gross amount billed or invoiced for commercial sales of each Licensed Product or Gilead Combination Product, the Net Sales, and all deductions allowed in the calculation of such Net Sales and (2) all expenses included in such Cost of Goods Sold and Joint Commercialization Costs.

(C) If requested by a Party, the other Party shall promptly provide any invoices or other supporting documentation for any payments to a Third Party that individually exceed […***…] dollars or with respect to which documentation is otherwise reasonably requested. Each report prepared in accordance with this Section shall be prepared using the form to be attached to the applicable Co-Commercialization Agreement.

(D) The Finance Officers shall compare each Party’s Joint Commercialization Costs against the budget for the applicable activities assigned to such Party in the Shared Territory Commercialization Plan and Budget. The Finance Officers shall confer and, subject to Section 8.9(a)(ii)(E), agree in writing on a consolidated financial statement setting forth the Operating Profit or Operating Loss for such calendar quarter for such Licensed Product or Gilead Combination Product in the Shared Territory based on the numbers reported by the Parties and calculating each Party’s share of such Operating Profit or Operating Loss within […***…] Business Days after receipt of the consolidated report from Gilead.

(E) Notwithstanding the foregoing, if there is a cost overrun by a Party that, in the aggregate for the then-current calendar year, is greater than […***…] percent ([…***…]%) of the aggregate amounts budgeted for such Party’s activities for the calendar quarter in the Shared Territory Commercialization Plan and Budget, or the reports contain items not in the Shared Territory Commercialization Plan and Budget, the Finance Officers shall deduct any amounts in excess of such […***…] percent ([…***…]%) or related to items not in the Shared Territory Commercialization Plan and Budget (such that the incurring Party bears the excess), and thereafter until the end of the then-current calendar year shall not include any further overrun amounts in such Party’s share of the Joint Commercialization Costs.

Amended and Restated License and Collaboration Agreement

(1) If a Party reasonably believes that it will exceed its budgeted Joint Commercialization Costs, it shall promptly notify the other Party. The Parties shall use Commercially Reasonable Efforts, as appropriate, to mitigate any cost overrun.

(2) The foregoing shall be without limitation to the Parties’ other rights and remedies.

(F) Within […***…] days after the Operating Profit or Operating Loss are finally determined, (i) Galapagos or Gilead, as applicable, shall make a payment to Gilead or Galapagos respectively, as applicable, so that each of Galapagos and Gilead has been compensated for its respective share of such Operating Profits or has borne its respective share of such Operating Loss in such calendar quarter, and (ii) the Party to receive any such payment shall invoice the other Party for such amounts, provided that, where applicable, any such invoices shall be separated into one invoice covering all jurisdictions for which the paying Party is the Co-Commercialization Selling Party and one invoice covering all jurisdictions for which the paying Party is the Co-Commercialization Non-Selling Party; provided, however, that in the event of any disagreement with respect to the calculation of such payment, any undisputed portion of such payment shall be paid in accordance with the foregoing timetable and the remaining, disputed portion shall be paid within […***…] days after the date on which Galapagos and Gilead, using good faith efforts, resolve the dispute.

(G) In addition, following the Amendment Effective Date, each Party shall consider in good faith other reasonable procedures proposed by the other Party for sharing financial information in order to permit each Party to close its books periodically in a timely manner. For the avoidance of doubt, no cost or expense shall be counted more than once in calculating the Cost of Goods Sold for the Shared Territory or Joint Commercialization Costs, even if such cost or expense falls into more than one of the cost categories that comprise the Cost of Goods Sold for the Shared Territory or Joint Commercialization Costs.

(iii) Consistency with Accounting Treatment. All calculations of Joint Commercialization Costs and Operating Profit and Operating Loss hereunder shall be made in accordance with GAAP, including the provisions thereof regarding expense recognition, as applied by Galapagos and Gilead consistently with their application in their respective financial reporting. For any costs and expenses charged to the other Party that are to be used in the calculation of Operating Profit and Operating Loss, if they include a mark-up on the applicable cost, the Parties will confirm the manner for treating the mark-up in such calculation so as to ensure the intended 50%/50% sharing of the Operating Profit (or Loss). Any amounts paid by one Party to the other Party for services or supply activities in connection with the Co-Commercialization will be submitted by the Party that made such payments and not by the Party providing the applicable supply or service, provided that the Party providing the applicable supply or service reports the amount of mark-up included, if any.

(iv) The FTE Rates for certain categories of personnel (including individual contractors) that participate in the Co-Commercialization under a Co-Commercialization Agreement and the method for determining FTE Rates for other personnel shall be set forth in the applicable Co-Commercialization Agreement. Such FTE Rates shall be increased annually by […***…] percent ([…***…]%), with each annual adjustment effective as of January 1 of each calendar year, with the first such annual adjustment to be made as of January 1, 2020. For the avoidance of doubt, the FTE Rates in any country shall be the same for each Party.

Amended and Restated License and Collaboration Agreement

(v) If requested by either Party, the Parties shall work together in good faith to reconcile Net Sales between the Licensed Territory and the Shared Territory arising out of the importation of Licensed Products or Gilead Combination Products into or out of the Shared Territory, to the extent reasonably feasible based on available data (e.g., IQVIA). Each such reconciliation may be requested one (1) time for a calendar year, within […***…] days after the end of such calendar year. The Parties will reasonably adjust the royalties (for the Licensed Territory) and Operating Profit (or Loss) (for the Shared Territory) for such calendar year to reflect such reconciliation; provided that, at the request of either Party, the Parties will discuss in good faith the extent to which such adjustment would be reasonable given any limitations in available data.

8.10 [Intentionally omitted]

8.11 Taxes

(a) Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the collaborative efforts of the Parties under this Agreement.

(b) Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made between the Parties under this Agreement. Without limiting the generality of the foregoing, Galapagos shall provide Gilead any tax forms and other information that may be reasonably necessary in order to support its claim of no-withholding or reduced withholding based on an applicable treaty. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax.

(c) Payment of Tax. It is understood and agreed between the Parties that any payments made by Gilead under this Agreement are exclusive of any value added tax (“VAT”) or similar tax imposed upon such payments. Where VAT is properly added to a payment made under this Agreement, Gilead will pay the amount of VAT only on receipt of a valid tax invoice issued in accordance with Applicable Law. In addition, to the extent Gilead is required by Applicable Law to deduct and withhold taxes on any payment to Galapagos, Gilead shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly (within […***…] days of payment) transmit to Galapagos an official tax certificate or other evidence of such withholding sufficient to enable Galapagos to claim credit for such payment of taxes.

8.12 Foreign Exchange. All payments shall be paid in US Dollars. For purpose of computing such payments, the Net Sales of Licensed Products in countries other than the United States shall be converted into US Dollars in accordance with Gilead’s standard practices used in preparing its audited financial statements for the applicable quarter. Gilead’s standard worldwide currency conversion methodology on the Effective Date is […***…]. Gilead shall inform Galapagos of any changes to its standard worldwide currency conversion methodology prior to any such changes becoming effective.

8.13 Late Payments. If a Party does not receive payment of any sum due to it on or before the due date therefor, simple interest shall thereafter accrue on the sum due to such Party from the due date until the date of payment at a per-annum rate of […***…] percent ([…***…]%) above the prime rate as reported in The Wall Street Journal, Eastern Edition, or the maximum rate allowable by Applicable Law, whichever is less.

Amended and Restated License and Collaboration Agreement

8.14 Financial Records; Audits. Each Party and its Affiliates shall use all reasonable efforts to maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the amount to be reimbursed, pursuant to this Article 8, with respect to Development Costs, Joint Commercialization Costs, or other amounts to be reimbursed, credited, offset or shared hereunder incurred or generated (as applicable) by such Party’s or Affiliate’s achievement of sales milestones, royalty payments and other compensation or reimbursement payable under this Agreement. Upon reasonable prior notice, such records shall be open during regular business hours for a period of […***…] years from the creation of individual records for examination at the auditing Party’s expense, and not more often than once each calendar year, by an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party or Affiliate for the sole purpose of verifying for the auditing Party the accuracy of the financial statements or reports or sales milestone notices furnished by the audited Party or Affiliate pursuant to this Agreement or of any payments made, or required to be made, by or to the audited Party or Affiliate to the other pursuant to this Agreement. Any such auditor shall not disclose the audited Party’s or Affiliate’s confidential information to the auditing Party, but shall, instead, report that there was or was not a discrepancy uncovered by the audit and if such a discrepancy was uncovered, the amount and direction of it. Any amounts shown to be owed but unpaid, or overpaid and in need of reimbursement, shall be paid or refunded (as the case may be) within […***…] days after the accountant’s report, plus interest (as set forth in Section 8.13) from the original due date (unless challenged in good faith by the audited Party, in which case any undisputed portion shall be paid in accordance with the foregoing timetable, any dispute with respect to such challenge shall be resolved in accordance with Article 14, any remaining disputed portion shall be paid within […***…] days after resolution of the dispute, and interest shall not accrue with respect to the disputed portion during the period of time the dispute is being resolved). The auditing Party shall bear the full cost of such audit unless such audit reveals an overpayment to, or an underpayment by, the audited Party or Affiliate that resulted from a discrepancy in a report that the audited Party or Affiliate provided to the other Party during the applicable audit period, which underpayment or overpayment was more than […***…] percent ([…***…]%) of the amount set forth in such report, in which case the audited Party or Affiliate shall bear the full cost of such audit. Each Party, at the request of the other Party, shall make available to the other Party the results of any audit performed by the non-requesting Party on such non-requesting Party’s Sublicensees hereunder.

8.15 Manner and Place of Payment. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by Galapagos or Gilead (as applicable), unless otherwise specified in writing by such Party.

ARTICLE 9

INTELLECTUAL PROPERTY

9.1 Ownership of Inventions. Subject to the remainder of this Section 9.1, ownership of intellectual property developed during the term of the Agreement by either Party alone or by the Parties together will be in accordance with U.S. laws as to inventorship and ownership of intellectual property:

(a) Subject to Section 9.1(b), as between the Parties, Galapagos shall solely own all right, title and interest in and to all Collaboration Know-How and all Galapagos Foreground Know-How and all Patents arising from any such Collaboration Know-How or Galapagos Foreground Know-How (the “Collaboration Patents”), and all right, title and interest in and to all Collaboration Know-How and shall automatically vest solely in Galapagos, and Collaboration Know-How and Galapagos Foreground Know-How shall be deemed Galapagos’ Confidential Information. Gilead, for itself and on behalf of its Affiliates

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and employees, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign), to Galapagos all right, title and interest in and to Collaboration Know-How. Gilead shall cooperate, and shall cause the foregoing persons and entities to cooperate, with Galapagos to effectuate and perfect the foregoing ownership, including by promptly executing and recording assignments and other documents consistent with such ownership.

(b) As between the Parties, Gilead shall solely own all right, title and interest in and to (i) all Information conceived, discovered, developed or otherwise made in performing the activities under this Agreement (including performance of the Development Plan or Shared Territory Commercialization Plan and Budget), whether solely by one Party or jointly by the Parties, in each case optionally with their Affiliates or any Third Parties or any employees, consultants or agents of any of the foregoing to the extent relating to a Gilead Combination Product (the “Gilead Combination Know-How”) and all Patents arising from such Gilead Combination Know-How (the “Gilead Combination Patents”) (collectively, “Gilead Combination Technology”) and (ii) all Gilead Foreground Know-How and all Patents arising from such Gilead Foreground Know-How (such patents, together with the Gilead Combination Patents, the “Gilead Foreground Patents”). Gilead Combination Know-How and Gilead Foreground Know-How shall be deemed Gilead’s Confidential Information. Galapagos shall promptly disclose to Gilead any Gilead Combination Technology conceived, discovered, developed or otherwise made by or on behalf of Galapagos, and shall provide Gilead such documentation regarding same as Gilead may reasonably request. Galapagos, for itself and on behalf of its Affiliates and employees, hereby assigns (and to the extent such assignment can only be made in the future hereby agrees to assign), to Gilead all right, title and interest in and to Gilead Combination Technology (unless already owned by Gilead). Galapagos shall cooperate, and shall cause the foregoing persons and entities to cooperate, with Gilead to effectuate and perfect the foregoing ownership, including by promptly executing and recording assignments and other documents consistent with such ownership.

(c) As between the Parties, the Parties shall jointly own all right, title and interest in and to all Joint Foreground Know-How and all Patents arising from such Joint Foreground Know-How (the “Joint Patents”). The rights of the Parties as joint owners shall be determined in accordance with this Agreement and the Applicable Laws of the United States.

(d) This Agreement shall be understood to be a joint research agreement in accordance with 35 U.S.C. §103(c) or 35 U.S.C. §102(c), as applicable, to Develop and Commercialize Licensed Compound or Licensed Products, provided that neither Party shall (i) unilaterally invoke the protections of or (ii) be required by this reference to have any Patent take advantage of or become subject to, such §103(c)(3) or 35 U.S.C. §102(c), as applicable, except with the prior written consent of the other Party.

9.2 Prosecution of Patents

(a) Galapagos Patents. Galapagos shall have the first right and authority to prepare, file, prosecute (including any opposition in the European Patent Office but not including the defense of any Inter Partes Reviews, Post Grant Reviews, interferences, reissue proceedings, reexaminations and other post-grant proceedings originating in a patent office, which proceedings shall be treated as though an enforcement right subject to Section 9.3) and maintain the Galapagos Patents in any jurisdiction in the Territory using counsel of its choice, unless there is a conflict between said counsel and Gilead, in which case new counsel may be selected who are reasonably acceptable to Gilead. Galapagos shall keep Gilead reasonably informed of all material matters relating to the preparation, filing, prosecution and maintenance of the Galapagos Patents in the Territory (including providing Gilead with copies of all material submissions with the applicable patent office from countries or corresponding authorities within the Territory) and shall reasonably consider in good faith any comments provided by Gilead with respect to such submissions. The Parties shall […***…] all Patent Costs incurred in connection with the filing,

Amended and Restated License and Collaboration Agreement

prosecution and maintenance foregoing activities for the Galapagos Patents without reimbursement by Galapagos. In the event that Gilead elects not to continue sharing such Patent Costs for any Patent within the Galapagos Patents, Gilead shall provide Galapagos with at least […***…] days written notice thereof, and such Patent shall be removed from the definition of Galapagos Patents under this Agreement and the licenses granted to Gilead and its Affiliates as to such rights shall terminate. In the event that Galapagos elects not to maintain patent protection on any Galapagos Patents, unless such Galapagos Patents are within […***…] (as identified in Exhibit B as […***…]) (the […***…]) Galapagos shall notify Gilead at least […***…] days before any such Galapagos Patents would become abandoned or otherwise forfeited, and, unless Galapagos has a bona fide strategic reason for such election and considers, reasonably and in good faith, all input received from Gilead, (i) Gilead shall have the right to assume preparation, filing, prosecution and maintenance and all related costs of such Galapagos Patents, and (ii) if Gilead so assumes prosecution, then unless it is not possible to assign such Patent to Gilead, Galapagos shall promptly assign to Gilead all right title and interest therein, (iii) the Patent Costs for any Patent assigned to Gilead being the sole responsibility of Gilead in view of such Patent no longer being a Galapagos Patent, (iv) the Patent Costs of any such unassignable Patent continuing to be […***…] between the Parties, and (v) […***…].

(b) Gilead Foreground Patents and Gilead Combination Patents. Gilead shall have the sole right and authority to prepare, file, prosecute (including any oppositions, interferences, reissue proceedings, reexaminations and other post-grant proceedings) and maintain the Gilead Foreground Patents and Gilead Combination Patents in any jurisdiction in the Territory using counsel of its choice. Gilead shall be solely responsible for all Patent Costs incurred in connection with the foregoing activities for the Gilead Foreground Patents and Gilead Combination Patents without reimbursement by Galapagos. Gilead shall keep Galapagos reasonably informed of all material matters relating to the preparation, filing, prosecution and maintenance of the Gilead Foreground Patents and Gilead Combination Patents in the Major Markets (including providing Gilead with copies of all material correspondence with the applicable patent office from countries or corresponding authorities within the Major Markets) to the extent reasonably related to the Licensed Compound, and shall reasonably consider in good faith any comments provided by Galapagos with respect to such submissions. Galapagos shall bear any costs and expenses it may incur in connection with its review and consultation concerning any such Gilead Foreground Patents and Gilead Combination Patents.

(c) Joint Patents. Galapagos shall have the first right and authority to prepare, file, prosecute (including any opposition in the European Patent Office but not including the defense of any Inter Partes Reviews, Post Grant Reviews, interferences, reissue proceedings, reexaminations and other post-grant proceedings originating in a patent office, which proceedings shall be treated as though an enforcement right subject to Section 9.3) and maintain the Joint Patents in any jurisdiction in the Territory using counsel of its choice. The Parties shall […***…] all Patent Costs incurred in connection with the foregoing activities for the Joint Patents. Galapagos shall keep Gilead reasonably informed of all material matters relating to the preparation, filing, prosecution and maintenance of the Joint Patents in the Major Markets (including providing Gilead with copies of all material correspondence with the applicable patent office from countries or corresponding authorities within the Major Markets) and shall reasonably consider in good faith any comments provided by Gilead with respect to such submissions. In the event that either Party elects not to continue sharing such Patent Costs for any Patent within the Joint Patents, such Party shall notify the other Party, and:

(i) if such notifying Party is Galapagos, (A) Galapagos shall provide Gilead with at least […***…] days written notification thereof prior to any date of an action needed to maintain material rights in such Patent, (B) Gilead shall have the right, but not the obligation, to assume preparation, filing, prosecution and maintenance and all related Patent Costs of such Joint Patent by written notice to Galapagos not later than […***…] days following such written notification from Galapagos, and (C) if Gilead so assumes prosecution, then Galapagos shall promptly assign to Gilead all right title and interest therein; and

Amended and Restated License and Collaboration Agreement

(ii) if such notifying Party is Gilead (A) Galapagos shall have the right to assume preparation, filing, prosecution and maintenance and all related Patent Costs of such Joint Patents by written notice to Gilead not later than […***…] days following such notification from Gilead, and (B) if Galapagos so assumes prosecution, then Gilead shall promptly assign to Gilead all right title and interest therein.

(d) Cooperation in Prosecution. Each Party shall provide the other Party all reasonable notice, assistance and cooperation in the Patent prosecution efforts provided above in this Section 9.2, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

(e) Patent Term Extensions. Galapagos shall have the sole right, but agrees to consult with Gilead, to apply for and obtain any patent term extension or related extension of rights, including supplementary protection certificates and similar rights, for any Galapagos Patents anywhere in the Territory. Gilead shall have lead responsibility, in consultation with Galapagos, for applying for and obtaining any patent term extension or related extension of rights, including supplementary protection certificates and similar rights, for any Joint Patents, Gilead Foreground Patents and Gilead Combination Patents anywhere in the Territory. If the Parties disagree on the appropriate strategy with respect to such an extension of the Galapagos Patents or Gilead Combination Patents, the disagreement shall be resolved by the JSC. If the JSC is unable to reach consensus on the strategy, […***…]. Each Party shall provide reasonable assistance to the other Party in connection with obtaining any such extensions for the Galapagos Patents and Gilead Combination Patents consistent with such strategy. To the extent reasonably and legally required in order to obtain any such extension in a particular country, each Party shall make available to the other a copy of the necessary documentation to enable such other Party to use the same for the purpose of obtaining the extension in such country.

(f) Orange Book Listings. Gilead shall have lead responsibility for making any filing with respect to any Galapagos Patent or any Gilead Combination Patent in connection with the FDA’s Orange Book, under the national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83 or other international equivalents. Gilead shall consult with Galapagos regarding the strategy therefor. If the Parties disagree on the appropriate strategy with respect to such a filing, the disagreement shall be resolved by the JSC. If the JSC is unable to reach consensus on the strategy, […***…]. Each Party shall provide reasonable assistance to the other Party in connection with any such filing.

(g) EU Patent Matters. In addition the Parties shall discuss and agree what patent application filing strategy should be adopted within the European Union, in particular following the coming into force of regulations implementing a unitary patent regime throughout the European Union and whether patents either for individual EU countries or European Patents with Unitary Effect should be opted-in, or opted out (and potentially then opted back in) to the exclusive competence of the Unified Patent Court.

9.3 Infringement by Third Parties.

(a) Notification. If either Party becomes aware of any infringement, threatened infringement, or alleged infringement (i) of any Galapagos Patent, Joint Patent or any Gilead Combination Patent by a Third Party conducting the manufacture, use, marketing, or sale of a product falling within the scope of the exclusive license granted to Gilead under Section 7.1, (ii) within the scope of a Valid Claim under a Gilead Combination Patent, or (iii) as a result of a notification to a Party or its Affiliate pursuant to Sections 505(j) or 355(b)(2) of the FD&C Act (21 U.S.C. § 355(j) and 21 U.S.C. § 355(b)(2)) or a foreign equivalent, of an application for approval of a Generic Product (each, a “Product Infringement”), then each Party shall promptly notify the other Party in writing thereof and provide evidence in such Party’s possession demonstrating such threatened, alleged or actual infringement or such use.

Amended and Restated License and Collaboration Agreement

(b) Enforcement Rights. Without the prior written consent of the other Party, neither Party shall have a right to bring suit or other action to abate an infringement of a Galapagos Patent (excluding the […***…]), Joint Patent or Gilead Foreground Patent (collectively, the “Program Patents”), which infringement is not a Product Infringement. Gilead shall have the first right, but not the obligation, to bring a suit or other action to abate any Product Infringement, under the Program Patents (other than the […***…]). With respect to the […***…], Galapagos shall have the sole right, but not the obligation, to bring a suit or other action to abate any Product Infringement. Galapagos shall cooperate fully as may be reasonably requested by Gilead, upon reasonable notice, to maintain such suit or other action, by executing and making available such documents as Gilead may reasonably request, and by performing all other acts which are or may become reasonably necessary to vest in Gilead the right to institute any such suit or other action, including by being joined in such action and using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties. Gilead shall not enter into any settlement or transaction agreement with a Third Party that reduces the scope of or admits invalidity or unenforceability of any Program Patent claims in a manner that will cause material harm to Galapagos, without the prior written consent of Galapagos. Notwithstanding the foregoing, if Gilead does not inform Galapagos that it intends to take such measures with respect to such Product Infringement within […***…] days after Gilead’s receipt of a notice of infringement pursuant to Section 9.3(a), then Galapagos will have the second right, but not the obligation, to initiate such Product Infringement action or take other measures.

(c) Gilead shall have the sole right, but not the obligation, to bring a suit or other action to abate any infringement, under the Gilead Combination Patents. To the extent such action is a Product Infringement, Galapagos shall cooperate fully as may be reasonably requested by Gilead, upon reasonable notice, to maintain such suit or other action, by executing and making available such documents as Gilead may reasonably request, and by performing all other acts which are or may become reasonably necessary to vest in Gilead the right to institute any such suit or other action, including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties.

(d) Settlement. Without the prior written consent of the other Party, neither Party shall settle any claim, suit or action that it brought under Section 9.3(b) involving Program Patents in any manner that would materially limit the rights or materially expand the obligations of the other Party under this Agreement or the Ancillary Agreements or would expressly admit any liability by the other Party.

(e) Expenses and Recoveries. A Party bringing a claim, suit or action under Section 9.3(b) against any person or entity engaged in Product Infringement of the Galapagos Patents shall be solely responsible for any expenses incurred by such Party as a result of such claim, suit or action, except that where Gilead requests Galapagos to bring suit under the […***…], and Galapagos agrees to do so, then Gilead shall be responsible for all costs and expenses of any such suit or other action. If such Party recovers monetary damages from such Third Party in such suit or action, such recovery shall be allocated first to the reimbursement of any expenses incurred by the Parties in such litigation, and any remaining amount shall be distributed as follows: […***…].

9.4 Defense of Program Patents. To the extent any Party receives notice by counterclaim, or otherwise, alleging the invalidity or unenforceability of any Program Patent, it shall bring such fact to the attention of the other Party, including all relevant information related to such claim. The Parties, through the JSC, shall discuss such claim. Where such allegation is made in a Inter Partes Review, Post Grant Review, interference, or other patent office proceeding other than an opposition in the European Patent

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Office, or where such allegation is made in a counterclaim to a suit or other action brought under Section 9.3, the provisions of Section 9.3 as applicable to a Product Infringement shall apply, and in the case of an opposition in the European Patent Office, the provisions of Section 9.2 shall apply. In the event Gilead does not elect to defend an action with respect to any Program Patent under this Section 9.4, it shall so notify Galapagos in writing, and Galapagos shall have the right to so defend such action, at Galapagos’ expense. Each Party shall provide to the Party defending any such rights under this Section 9.4 all reasonable assistance in such enforcement, at such defending Party’s request and expense. The defending Party shall keep the other Party regularly informed of the status and progress of such efforts, and shall reasonably consider the other Party’s comments on any such efforts.

9.5 Defense of Gilead Combination Patents. To the extent any Party receives notice by counterclaim, or otherwise, alleging the invalidity or unenforceability of any Gilead Combination Patent, it shall bring such fact to the attention of the other Party, including all relevant information related to such claim. The Parties, through the JSC, shall discuss such claim. Gilead shall have the sole right, but not the obligation, to respond to any such challenge. Galapagos shall provide Gilead all reasonable assistance in such enforcement, at Gilead’s request and expense. Gilead shall keep Galapagos regularly informed of the status and progress of such efforts.

9.6 Defense of Infringement Actions. During the Term, each Party shall bring to the attention of the other Party all information regarding potential infringement or any claim of infringement of Third Party intellectual property rights in connection with the development, manufacture, use, importation, offer for sale, or sale of Licensed Products in the Territory. The Parties shall discuss such information and decide how to handle such matter, with Gilead having final authority to decide in the event of a disagreement. Subject to Article 11, Gilead shall have the first right to defend any such action that relates to a Licensed Product or Gilead Combination Product, and otherwise, each Party shall be solely responsible for defending any action, suit, or other proceeding brought against it alleging infringement of Third Party intellectual property rights in connection with its activities under this Agreement, and the other Party shall reasonably cooperate with such Party (including by being joined to such action if so requested and by using commercially reasonable efforts to obtain any necessary joinder or cooperation in any such suit or other action from any applicable Third Parties) in connection with defense of such action, suit or proceeding, and if an action, suit or other proceeding is brought against both Parties, then Gilead shall be responsible for defending such action, suit or other proceeding. This Section 9.6 shall not be interpreted as placing on either Party a duty of inquiry regarding Third Party intellectual property rights.

9.7 Patent Marking. Gilead shall, and shall require its Affiliates and Sublicensees to, use Commercially Reasonable Efforts to mark Licensed Products sold by it hereunder (in a reasonable manner consistent with industry custom and practice) with appropriate patent numbers or indicia to the extent permitted by Applicable Law, in those countries in which such markings or such notices impact recoveries of damages or equitable remedies available with respect to infringements of patents.

9.8 Personnel Obligations. Prior to beginning work under this Agreement relating to any research, preclinical development, Development or Commercialization of a Licensed Compound or Licensed Product, each employee of Gilead or Galapagos or of either Party’s respective Affiliates shall be bound by non-disclosure and invention assignment obligations which are consistent with the obligations of Gilead or Galapagos, as appropriate, in this Article 9, to the extent permitted by Applicable Law, including: (a) promptly reporting any invention, discovery, process or other intellectual property right; (b) assigning to Gilead or Galapagos, as appropriate, all of his or her right, title and interest in and to any invention, discovery, process or other intellectual property right; (c) in the case of employees working in the United States, taking actions reasonably necessary to secure patent protection; (d) performing all acts and signing, executing, acknowledging and delivering any and all documents required for effecting the obligations and purposes of this Agreement; and (e) abiding by the obligations of confidentiality and non-use set forth in Article 12. It is understood and agreed that such non-disclosure and invention assignment agreement need not reference or be specific to this Agreement.

Amended and Restated License and Collaboration Agreement

9.9 Trademarks. Gilead shall be responsible for the selection, registration, maintenance and defense of all trademarks for use in connection with the sale or marketing of Licensed Products in the Field in the Territory (the “Marks”). The fees and expenses incurred in connection therewith for Marks applicable to Licensed Product in the Territory shall be the responsibility of Gilead. All uses of the Marks shall be reviewed by the JCC and shall comply with Applicable Law (including those laws and regulations particularly applying to the proper use and designation of trademarks in the applicable countries). Neither Party shall, without the other Party’s prior written consent, use any trademarks or house marks of the other Party (including the other Party’s corporate name), or marks confusingly similar thereto, in connection with such Party’s marketing or promotion of Licensed Products under this Agreement, except as may be expressly authorized in connection with activities under Section 5.2 or any Co-Commercialization Agreement and except to the extent required to comply with Applicable Law, Gilead shall own all Marks with respect to the Licensed Products. In addition to the Marks, each package of a Licensed Product sold in the Shared Territory, if requested by Galapagos and permitted by Applicable Law (including approval by all applicable Regulatory Authorities), shall be labeled with Galapagos’s corporate name or logo in a manner determined by the JCC.

9.10 Confirmatory Patent Licenses. Each Party shall, if so requested by the other Party, promptly enter into confirmatory license agreements, in a form consistent with the terms of this Agreement and reasonably acceptable to the Parties, for purposes of recording the licenses granted under this Agreement with patent offices in the Territory. Each Party shall bear its own filing costs and any costs of outside counsel or experts required with respect to such recordations.

9.11 Patent Committee. Promptly (but no later than […***…] days) after the Effective Date, the Parties will establish a patent committee (the “Patent Committee”). The purpose of the Patent Committee is to facilitate the discussion and coordination of (a) strategies regarding intellectual property, and (b) prosecution and maintenance, enforcement and defense matters in accordance with and subject to the terms of this Agreement. The Patent Committee will meet on a quarterly basis or as otherwise agreed by the Parties. All final decisions related to the prosecution and maintenance, enforcement or defense of any Patent will be made by the Party with the right to control such prosecution and maintenance, enforcement or defense, as applicable, as set forth in this Article 9.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES AND COVENANTS

10.1 Mutual Representations and Warranties as of Effective Date. Each Party hereby represents, warrants, and covenants (as applicable) to the other Party as of the Effective Date as follows:

(a) Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

(b) Authority and Binding Agreement. Except as set forth in this Section 10.1(b), (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and

Amended and Restated License and Collaboration Agreement

binding obligation of such Party that is enforceable against it in accordance with its terms. Notwithstanding the foregoing, Galapagos undertakes (A) to submit a proposal to its shareholders to ratify Section 15.6 of this Agreement at Galapagos’ next annual shareholders’ meeting to be held on 26 April 2016, and (B) subject to having obtained such shareholder approval in accordance with (A), to file such resolution with the clerk’s office of the commercial court of Antwerp (division Mechelen), Belgium, in accordance with section 556 of the Belgian Companies Code.

(c) No Conflict. It is not a party to and will not enter into any agreement that would prevent it from granting the rights or exclusivity granted or intended to be granted to the other Party under this Agreement or performing its obligations under this Agreement.

(d) No Debarment. Such Party is not debarred, has not been convicted, and is not subject to debarment or conviction pursuant to Section 306 of the FD&C Act. In the course of the Development of the Licensed Compound, Licensed Products or Gilead Combination Products, such Party has not used prior to the Effective Date and shall not use, during the Term, any employee, agent or independent contractor who has been debarred by any Regulatory Authority, or, to the best of such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority or has been convicted pursuant to Section 306 of the FD&C Act.

(e) Anti-Corruption. Such Party, its Affiliates and their respective directors, officers, employees, agents or other persons or entities acting on its behalf (all the foregoing collectively “Representatives”) have conducted and will conduct their businesses in compliance with the Foreign Corrupt Practices Act of 1977, as amended (such act, including the rules and regulations thereunder, the “FCPA”), the UK Bribery Act of 2010 (“Bribery Act”) and any other applicable anti-corruption laws, rules or regulations (collectively, “Anti-Corruption Laws”). Without limiting the generality of the foregoing, such Party represents and warrants that it has and will have necessary procedures in place to prevent bribery and corrupt conduct by it and its Representatives.

10.2 Mutual Representations and Warranties as of Amendment Effective Date. Each Party hereby represents, warrants, and covenants (as applicable) to the other Party as of the Amendment Effective Date as follows:

(a) Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement and the Co-Commercialization Agreements, including the right to grant the licenses granted by it hereunder and thereunder.

(b) Authority and Binding Agreement. Except as set forth in this Section 10.2(b), (i) it has the corporate power and authority and the legal right to enter into this Agreement, and the Co-Commercialization Agreements and perform its obligations hereunder and thereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes legal, valid, and binding obligations of such Party that are enforceable against it in accordance with its terms, except to the extent that enforcement of the rights and remedies created hereby is subject to (A) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors or (B) laws governing specific performance, injunctive relief and other equitable remedies.

(c) No Conflict. It is not a party to and will not enter into any agreement that would prevent it from granting the rights or exclusivity granted or intended to be granted to the other Party under this Agreement or the Co-Commercialization Agreements or performing its obligations under this Agreement, or the Co-Commercialization Agreements.

Amended and Restated License and Collaboration Agreement

10.3 Representations, Warranties and Covenants by Galapagos. Galapagos hereby represents, warrants and covenants to Gilead, as of the Effective Date, as follows, except as set forth otherwise in the Specific Disclosures:

(a) Title; Encumbrances. Galapagos owns or has a valid right to use the Galapagos Technology existing as of the Effective Date, including the Existing Galapagos Patents, provided, however, that the foregoing shall not constitute a representation or warranty of non-infringement of a Third Party’s intellectual property rights. Galapagos has the right to grant the licenses to Gilead as purported to be granted pursuant to this Agreement. Neither Galapagos nor any of its Affiliates has entered into any agreement (other than agreements with subcontractors) granting any right, interest or claim in or to, any Galapagos Patents or Galapagos Know-How to any Third Party that would conflict with the licenses to Gilead as purported to be granted pursuant to this Agreement.

(b) All Existing Galapagos Patents are listed on Exhibit B. All Existing Galapagos Patents are subsisting and are not invalid or unenforceable, in whole or in part, are being prosecuted in the patent offices indicated on Exhibit B in accordance with Applicable Law, and all applicable fees have been paid on or before the Effective Date. The Existing Galapagos Patents represent all Patents within Galapagos’ or its Affiliates’ ownership or Control that Galapagos reasonable believes include claims covering the making, using, and composition of matter of the Licensed Compounds or the Licensed Products, or the Exploitation thereof, as of the Effective Date. Galapagos has properly recorded in the relevant U.S. and foreign patent offices the assignments, or other necessary documents, supporting its legal title to the Galapagos Patents. To the Galapagos’ Knowledge, Galapagos and its Affiliates have presented, or will present prior to the pertinent patent office deadlines, all relevant references, documents, or information of which it and the inventors are aware to the relevant patent examiner at the pertinent patent office, in connection with the prosecution of the pending patent applications included in the Existing Galapagos Patents.

(c) To Galapagos’ Knowledge, there are no claims, judgments, or settlements against, or amounts with respect thereto, owed by Galapagos or any of its Affiliates relating to the Existing Regulatory Documentation, the Existing Galapagos Patents, or the Galapagos Know-How. No claim or litigation has been brought or threatened in writing by any Person against Galapagos alleging, and Galapagos has no Knowledge of any reasonable basis for any such claim or allegation, whether or not asserted, that (i) the Galapagos Patents or the Galapagos Know-How are invalid or unenforceable, or (ii) the Existing Regulatory Documentation, the Galapagos Patents, or the Galapagos Know-How, or the disclosing, copying, making, assigning, or licensing of the Existing Regulatory Documentation, the Galapagos Patents, or the Galapagos Know-How, or the Development, Manufacture, Commercialization or other Exploitation of the Licensed Compounds or Licensed Products as contemplated herein, does or will violate, infringe, misappropriate or otherwise conflict or interfere with, any Patent or other intellectual property or proprietary right of any Third Party.

(d) To Galapagos’s Knowledge, no Person is infringing or threatening to infringe or misappropriating or threatening to misappropriate the Galapagos Patents, the Galapagos Know-How, or the Regulatory Documentation. To Galapagos’ Knowledge, there are no activities by Third Parties that would constitute infringement or misappropriation of the Galapagos Technology (in the case of pending claims, evaluating them as if issued).

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(e) Each Person who, to Galapagos’s Knowledge, has or has had any rights in or to any Existing Galapagos Patents or any Galapagos Know-How, has assigned and has executed an agreement assigning its entire right, title, and interest in and to such Existing Galapagos Patents and Galapagos Know-How to Galapagos. To Galapagos’s Knowledge, no current officer, employee, agent, or consultant of Galapagos or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Patents or other intellectual property or proprietary information of Galapagos or such Affiliate or of any employment contract relating to the relationship of any such Person with Galapagos.

(f) None of the intellectual property rights licensed hereunder by Galapagos to Gilead and existing as of the Effective Date are owned or Controlled in whole or in part by any Third Party.

(g) To Galapagos’s Knowledge, all works of authorship and all other materials subject to copyright protection included in Galapagos Know-How are original and were either created by employees of Galapagos or its Affiliates within the scope of their employment or are otherwise works made for hire, or all right, title, and interest in and to such materials have been legally and fully assigned and transferred to Galapagos or such Affiliate, and all rights in all inventions and discoveries, made, developed, or conceived by any employee or independent contractor of Galapagos or any of its Affiliates during the course of their employment (or other retention) by Galapagos or such Affiliate, and relating to or included in Galapagos Know-How or that are the subject of one or more Existing Galapagos Patents have been or will be assigned in writing to Galapagos or such Affiliate.

(h) Galapagos has obtained the right (including under any Patents and other intellectual property rights) to use all Information and all other materials (including any formulations and manufacturing processes and procedures) developed or delivered by any Third Party under any agreements between Galapagos and any such Third Party with respect to the Licensed Compound or Licensed Product, and Galapagos has the rights under each such agreement to transfer such Information or other materials to Gilead and its designees and to grant Gilead the right to use such know-how or other materials in the Development or Commercialization of the Licensed Compounds or the Licensed Products without restriction.

(i) With respect to those portions of the Galapagos Know-How the confidentiality of which is material to the Exploitation of Licensed Products or Gilead Combination Products, such portions of the Galapagos Know-How have been kept confidential or have been disclosed to Third Parties only under terms of confidentiality. To Galapagos’ Knowledge, and its Affiliates, no breach of such confidentiality has been committed by any Third Party.

(j) No Proceedings. There are no pending, and to Galapagos’ Knowledge there are no threatened, actions, claims, demands, suits, proceedings, arbitrations, grievances, citations, summonses, subpoenas, inquiries or investigations of any nature, civil, criminal, regulatory or otherwise, in law or in equity, against Galapagos or any of its Affiliates or, to the knowledge of Galapagos, pending or threatened against any Third Party, in each case involving the Galapagos Technology, or relating to the transactions contemplated by this Agreement.

(k) No Misappropriation. The conception and reduction to practice of any inventions and the use or development of any other Information within the Galapagos Technology have not constituted or involved the misappropriation of trade secrets or other rights or property of any Third Party.

(l) No Other Agreements. Other than […***…], Galapagos has not entered into (a) any agreement with a Third Party pursuant to which Galapagos grants or has granted rights to such Third Party to Commercialize any product containing a Licensed Compound, nor (b) any agreement with a Third Party pursuant to which Galapagos may be obligated to pay a royalty or other consideration with respect to sales of a Licensed Product or Gilead Combination Product, nor (c) any agreement that is material to, conflicts with, or restricts in any material manner, the rights licensed by Galapagos to Gilead hereunder.

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(m) To Galapagos’s Knowledge, Galapagos has provided or made available to Gilead, prior to the Effective Date, true, complete, and correct copies of (i) the file wrapper and other documents and materials relating to the prosecution, defense, maintenance, validity, and enforceability of the Galapagos Patents in the Major Markets (other than such file wrapper and other documents and materials that are reasonably available for download from publicly available electronic databases); and (ii) all material adverse information with respect to the safety and efficacy of the Licensed Compound known to Galapagos.

(n) Galapagos has no Knowledge of any scientific or technical facts or circumstances that have not been disclosed to Gilead, and that would, in Galapagos’ reasonable estimation, adversely affect the scientific, therapeutic, or commercial potential of the Licensed Compounds or Licensed Products. Galapagos has no Knowledge of anything that has not been disclosed to Gilead, and that, in Galapagos’ reasonable estimation, could adversely affect the acceptance, or the subsequent approval, by any Regulatory Authority of any filing, application or request for Regulatory Approval.

(o) To Galapagos’s Knowledge, Galapagos and its Affiliates and licensees have generated, prepared, maintained, and retained all Regulatory Documentation that is required to be maintained or retained pursuant to and in accordance with Applicable Law, and all such information is true, complete and correct and what it purports to be.

(p) To Galapagos’s Knowledge, Galapagos and its Affiliates have conducted, and their respective contractors licensees and consultants have conducted, all Development of the Licensed Compounds or the Licensed Products that they have conducted prior to the Effective Date in accordance with Applicable Law. To Galapagos’s Knowledge, Galapagos has conducted, and has caused its licensees, contractors and consultants to conduct, any and all pre-clinical and clinical studies related to the Licensed Compounds and Licensed Products in accordance with Applicable Law. To Galapagos’ Knowledge, Galapagos and its Affiliates and licensees have employed (and, with respect to such tests and studies that Galapagos will perform, will employ) Persons with appropriate education, knowledge and experience to conduct and to oversee the conduct of the pre-clinical and clinical studies with respect to the Licensed Compounds and Licensed Products.

(q) To Galapagos’s Knowledge, neither Galapagos nor any of its Affiliates or licensees, nor any of its or their respective officers, employees, or agents has made an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the Development of the Licensed Compounds or the Licensed Products, failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority with respect to the Development of the Licensed Compounds or the Licensed Products, or committed an act, made a statement, or failed to make a statement with respect to the Development of the Licensed Compounds or the Licensed Products that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Territory.

(r) Except with respect to […***…], to Galapagos’s Knowledge, there are no royalties or other amounts based on sales of Licensed Compounds or Licensed Products, which royalties or other amounts will be required to be paid to a Third Party as a result of the Development or Commercialization of the Licensed Compounds or Licensed Products that arise out of any agreement to which Galapagos or any of its Affiliates is a party.

(s) The inventions claimed in the Existing Galapagos Patents (i) were not conceived or made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(f), and (iii) are not otherwise subject to the provisions of the Bayh-Dole Act.

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(t) Neither the execution, delivery and performance by Galapagos of this Agreement and the Subscription Agreement, nor the consummation by Galapagos of the transactions contemplated hereby or thereby, will, other than with respect to the HSR Act, article 566 of the Belgian Companies Code (solely in relation to ratification of the Change of Control provisions hereof), the Belgian Act of May 2, 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market or the Belgian Royal Decree of February 2, 2008 on the disclosure of major shareholdings, require Galapagos to (i) obtain any consent or authorization of, or (ii) give any notice to, or make any filing or registration with, any Governmental Authority or other Person.

10.4 No Transfer of Title. Galapagos covenants and agrees that from the Effective Date until the expiration of the Term, neither it nor its Affiliates shall enter into any agreement with any Third Party, whether written or oral, with respect to, or otherwise assign, transfer, license, or convey its right, title or interest in or to, the Galapagos Technology, in each case, that is in conflict with the rights granted by Galapagos to Gilead under this Agreement or that would prevent Galapagos from performing its obligations under this Agreement or prevent Gilead from exercising its rights hereunder. In consideration of the foregoing covenant, Galapagos hereby grants to Gilead a fully paid up exclusive, sublicensable (solely as permitted in accordance with Section 7.2) license under all Information, if any, other than Galapagos Know-How, which Information is Controlled as of the Effective Date or during the Term by Galapagos or its Affiliate(s) and is reasonably necessary or useful to Exploit Licensed Compound or Licensed Products or Gilead Combination Products in the Field in the Territory.

10.5 Disclaimer. Galapagos makes no representations, warranties or covenants except as expressly set forth in this Article 10 concerning the Galapagos Technology.

10.6 No Other Representations or Warranties. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT OR THE CO-COMMERCIALIZATION AGREEMENTS, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, IS MADE OR GIVEN BY OR ON BEHALF OF A PARTY. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification by Galapagos. Galapagos shall defend, indemnify, and hold Gilead, its Affiliates, subcontractors, Sublicensees and Distributors, and its and their respective officers, directors, employees, and agents (the “Gilead Indemnitees”) harmless from and against any and all damages or other amounts payable to a Third Party claimant, as well as any reasonably incurred attorneys’ fees and costs of litigation incurred by such Gilead Indemnitees (collectively, “Gilead Damages”), all to the extent resulting from claims, suits, proceedings or causes of action brought by or on behalf of such Third Party (“Gilead Claims”) against such Gilead Indemnitee that arise from or are based on:

(a) (i) a breach of any of Galapagos’s representations, warranties and obligations under this Agreement or any Co-Commercialization Agreement; (ii) the willful misconduct or grossly negligent acts of Galapagos, its Affiliates, subcontractors or Sublicensees (excluding Gilead, its Affiliates, and Sublicensees as licensees or Sublicensees of Galapagos hereunder), or the officers, directors, employees, or agents of Galapagos or its Affiliates, subcontractors, or such Sublicensees; or (iii) any violation of Applicable Law by Galapagos, its Affiliates, subcontractors or Sublicensees (excluding Gilead, its Affiliates, and Sublicensees as licensees or Sublicensees of Galapagos hereunder), or the officers, directors, employees, or agents of Galapagos or its Affiliates, contractors or such Sublicensees; excluding, in each case ((i), (ii) and (iii)), any damages or other amounts to the extent that Gilead has an obligation to indemnify any Galapagos Indemnitee pursuant to Sections 11.2(b) though (d); and

Amended and Restated License and Collaboration Agreement

(b) (i) the Exploitation by or on behalf of Galapagos or its Affiliates, subcontractors, licensees or Sublicensees (excluding such conduct by or on behalf of Gilead, its Affiliates and Sublicensees as licensees or Sublicensees of Galapagos hereunder) of any Licensed Product or Licensed Compound (A) prior to the Effective Date, and (B) for the benefit of any Terminated Region following the applicable effective date of termination; or (ii) the exercise or use by or on behalf of Galapagos, its Affiliates, subcontractors, licensees, or Sublicensees (excluding such exercise by Gilead, its Affiliates, and Sublicensees as licensees and Sublicensees of Galapagos hereunder) of rights under any license or right of reference, or in or to any Regulatory Materials, Regulatory Approvals, Marks or other Information, in each case granted, transferred or made available by or on behalf of Gilead or any of its Affiliates to Galapagos following or in connection with termination of this Agreement with respect to any Terminated Region(s), including pursuant to any post-termination transition agreement.

11.2 Indemnification by Gilead. Gilead shall defend, indemnify, and hold Galapagos, its Affiliates, subcontractors, distributors, licensees and Sublicensees, and each of their respective officers, directors, employees, and agents, (the “Galapagos Indemnitees”) harmless from and against any and all damages or other amounts payable to a Third Party claimant, as well as any reasonably incurred attorneys’ fees and costs of litigation incurred by such Galapagos Indemnitees (collectively, “Galapagos Damages”), all to the extent resulting from any claims, suits, proceedings or causes of action brought by such Third Party (collectively, “Galapagos Claims”) against such Galapagos Indemnitee that arise from or are based on: (a) the Exploitation of the Licensed Compound, Licensed Product or Gilead Combination Product by Gilead or its Affiliates, subcontractors, Distributors or Sublicensees in the Territory, but excluding the Shared Program Activities; (b) a breach of any of Gilead’s representations, warranties, and obligations under the Agreement or any Co-Commercialization Agreement; (c) the willful misconduct or grossly negligent acts of Gilead or its Affiliates, subcontractors, Distributors, or Sublicensees, or the officers, directors, employees, or agents of Gilead or its Affiliates, subcontractors, Distributors, or Sublicensees; or (d) any violation of Applicable Law by Gilead, its Affiliates, subcontractors, Distributors, or Sublicensees, or the officers, directors, employees, or agents of Gilead or its Affiliates, subcontractors, Distributors, or Sublicensees; excluding, in each case ((a), (b), (c) and (d)), any damages or other amounts to the extent that Galapagos has an obligation to indemnify any Gilead Indemnitee pursuant to Section 11.1(a).

11.3 Indemnification Procedures. The Party claiming indemnity under this Article 11 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of the claim, suit, proceeding or cause of action for which indemnity is being sought (“Claim”). The Indemnifying Party’s obligation to defend, indemnify, and hold harmless pursuant to Section 11.1 or 11.2, as applicable, shall be reduced to the extent the Indemnified Party’s delay in providing notification pursuant to the previous sentence results in prejudice to the Indemnifying Party. At its option, the Indemnifying Party may assume the defense of any Claim for which indemnity is being sought by giving written notice to the Indemnified Party within […***…] days after receipt of the notice of the Claim. The assumption of defense of the Claim shall not be construed as an acknowledgment that the Indemnifying Party is liable to indemnify any Indemnified Party in respect of the Claim, nor shall it constitute waiver by the Indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, that the Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnifying Party shall not settle any Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed,

Amended and Restated License and Collaboration Agreement

unless the settlement involves only the payment of money. The Indemnified Party shall not settle any such Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (a) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to the Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnified Party reserves any right it may have under this Article 11 to obtain indemnification from the Indemnifying Party.

11.4 Certain Third Party Claims Related to Licensed Products and Gilead Combination Products in the Shared Territory. The Parties shall share in any Shared Program Damages. With respect to any Shared Program Damages incurred by a Party (or any of its Indemnified Persons) during the Term, such Shared Program Damages shall be deemed to constitute (and shall be included in) Joint Commercialization Costs. After the Term, any Shared Program Damages that accrued during the Term shall continue to be shared with fifty percent (50%) borne by Gilead and fifty percent (50%) borne by Galapagos. If either Party receives notice of a Third Party claim that arises from or is based on any Shared Program Activities, such Party shall inform the other Party in writing as soon as reasonably practicable, and the Parties shall discuss a strategy on how to defend against such Third Party claim.

11.5 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR ANY TORT CLAIMS ARISING HEREUNDER, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT (A) THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.1, 11.2 OR 11.4, (B) DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS UNDER ARTICLE 12, OR (C) DAMAGES AVAILABLE IN THE CASE OF A PARTY’S FRAUD, GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT.

11.6 Insurance. Each Party shall maintain in full force and effect during the term of this Agreement insurance required by law in the country where work is performed. Without limiting the foregoing each Party shall maintain in full force and effect during the term of this Agreement, either reasonable self-insurance with the ability to cover the liabilities of such Party that could reasonably occur in view of the activities of such Party under this Agreement and the Ancillary Agreements, or insurance policies with the following insurance coverages, with limits of liability not less than those specified below:

(a) Commercial General Liability with minimum limits of $[…***…] each occurrence, $[…***…] General Aggregate, and $[…***…] Products/Completed Operations Aggregate, including coverage for premises liability, personal and advertising injury, products and completed operations liability, clinical trial liability, contractual liability, and broad form property damage. Each policy shall name the other party as an additional insured as respects liability arising from premises rented or owned and liability arising from all ongoing operations. Such insurance may be provided on a claims-made basis, however, such insurance shall have a retroactive date prior to the date that any work will be performed pursuant to the Agreement, and shall be maintained (or shall have an extended reporting period) of at least […***…] years after the termination of this Agreement. The use of primary and excess limits to achieve the total required limits is acceptable.

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(b) Workers’ Compensation insurance in compliance by the local law requirements of the state/jurisdiction in which the work is to be performed and Employer’s Liability insurance in amounts not less than $[…***…] Bodily Injury by Accident-Each Accident, $[…***…] Bodily Injury by Disease-Policy Limit, and $[…***…] Bodily Injury by Disease-Each Employee. Where permitted by law, such policies shall contain a waiver of the insurer’s subrogation rights against the other Party.

(c) All insurance programs provided are required to be maintained hereunder shall be from insurers having an A.M. Best rating of […***…] or better, or its equivalent.

(d) To the extent requested by the other Party, each Party shall provide the other with an original certificate of insurance evidencing that (i) all such insurance coverages are in effect, and (ii) none of the required policies of insurance shall be terminated or canceled by insurers except upon at least […***…] calendar days written notice to the other Party. Any failure to maintain the insurance coverage required by this Section shall be a material breach which may be cured only by restoring such coverage retroactive to the date of lapse of the prior coverage. Nothing contained in this Section is intended, or shall be construed, to limit either Party’s indemnity obligations.

(e) Automobile Liability insurance for bodily injury, property damage and automobile contractual liability covering all owned, hired and non-owned autos with a combined single limit of liability for each accident of not less than $[…***…].

ARTICLE 12

CONFIDENTIALITY

12.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, during the Term and for […***…] years thereafter, it shall, and shall cause its Affiliates, to keep confidential and not publish or otherwise disclose to any Third Party, and not use for any purpose other than as provided for in this Agreement or any Ancillary Agreement, any Confidential Information of the other Party or any of its Affiliates, provided that each Party and its Affiliates may disclose the Confidential Information of the other Party or its Affiliates to the receiving Party’s and its Affiliates’ officers, directors, employees, agents and advisors who in each case are bound by commercially reasonable obligations of confidentiality with respect to the use and disclosure of such Confidential Information. Notwithstanding the foregoing, Confidential Information of a Party or its Affiliate shall exclude that portion of such information or materials that the receiving Party (or the receiving Party’s Affiliate) can demonstrate by competent written proof:

(a) was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any wrongful act, fault, or negligence of the receiving Party;

(d) is subsequently disclosed to the receiving Party or its Affiliate by a Third Party without obligations of confidentiality with respect thereto; or

(e) is independently discovered or developed by the receiving Party or its Affiliate without the aid, application, or use of Confidential Information;

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provided that specific disclosures made under this Agreement shall not be deemed to be subject to any of the foregoing exceptions merely because they are embraced by general disclosures in the public knowledge or literature or in the possession of the receiving Party, and any combination of features disclosed under this Agreement shall not be deemed subject to the above exceptions merely because individual features are in the public knowledge or literature or in the possession of the receiving Party. The Parties acknowledge that Confidential Information has been provided by the Parties to each other prior to the Effective Date pursuant to the Existing Confidentiality Agreement and the Subscription Agreement, including the terms and conditions thereof. The Parties agree that as of the Effective Date, all such Confidential Information shall be protected by the terms and conditions of this Agreement, which shall replace those of such Existing Confidentiality Agreement.

12.2 Authorized Disclosure of Confidential Information. Notwithstanding Section 12.1, each Party may disclose Confidential Information to the extent such disclosure is reasonably necessary in the following situations:

(a) filing or prosecuting Galapagos Patents, Gilead Foreground Patents, Gilead Combination Patents and Joint Patents in accordance with Article 9 with the consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned;

(b) regulatory filings and other filings with Governmental Authorities (including Regulatory Authorities), including filings with the SEC or FDA, with respect to a Licensed Product as permitted hereunder, provided that such disclosure is, in the opinion of outside counsel required;

(c) responding to a valid order of a court of competent jurisdiction or other competent authority; provided that the receiving Party shall, to the extent reasonably practicable under the circumstances, first have given to the disclosing Party notice and a reasonable opportunity to quash the order or obtain a protective order requiring that the Confidential Information be held in confidence or used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed shall be limited to the information that is legally required to be disclosed;

(d) complying with Applicable Law;

(e) disclosure to its Affiliates and Third Parties only on a need-to-know basis and solely in connection with the performance by the disclosing Party of its obligations or the exercise of its rights under this Agreement or any Co-Commercialization Agreement (including with respect to Development, Manufacturing and Commercialization of Licensed Products); provided that each disclosee, prior to any such disclosure, must be bound by obligations of confidentiality and non-use at least as equivalent in scope as those set forth in Sections 12.1 and 12.2;

(f) with prior notice to the other Party as permitted by Applicable Law, disclosure of the material terms of this Agreement or any Ancillary Agreement to any bona fide potential or actual investor, investment banker, acquirer, merger partner or other potential or actual financial partner; provided that each disclosee must be bound by obligations of confidentiality and non-use at least as restrictive as those set forth in Sections 12.1 and 12.2 prior to any such disclosure, except that, where the disclosee is an investor, investment banker or financial partner, such disclosee shall only need to be bound by commercially reasonable confidential terms; and

(g) disclosure of any Collaboration results or status reports (including data from any Clinical Trials) by Gilead, or in the case of Galapagos, to any bona fide potential or actual investor, investment banker, acquirer, merger partner or other bona fide potential or actual financial partner with the consent of Gilead, such consent not to be unreasonably withheld, delayed or conditioned; provided that

Amended and Restated License and Collaboration Agreement

each disclosee must be bound by obligations of confidentiality and non-use at least as equivalent in scope as those set forth in Sections 12.1 and 12.2 prior to any such disclosure, except that, where the disclosee is an investor, investment banker or financial partner, such disclosee shall only need to be bound by commercially reasonable confidential terms. Gilead shall not withhold its approval to such disclosure by Galapagos of any information that, in the opinion of its outside counsel, is required by Applicable Law to be so disclosed.

Notwithstanding the foregoing, in the event that a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Sections 12.2(a), 12.2(b) or 12.2(d), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure and use reasonable efforts to secure confidential treatment of such information. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder.

12.3 Terms of Agreement.

(a) The Parties agree that the material terms of the License and Collaboration Agreement and this Agreement and any Ancillary Agreements are the Confidential Information of both Parties, subject to the special authorized disclosure provisions set forth in Section 12.2 and this Section 12.3.

(b) If either Party or any of its Affiliates desires to make a press release or other similar public announcement concerning the terms of the License and Collaboration Agreement, the First Amendment and this Agreement or any Co-Commercialization Agreement or Galapagos or any of its Affiliates desires to make a press release or other similar public announcement concern any activities under the License and Collaboration Agreement, the First Amendment and this Agreement or any Co-Commercialization Agreement, in either case, such Party shall give reasonable prior advance notice of the proposed text of such press release or announcement to the other Party for its prior review and approval (except as otherwise provided herein), such approval not to be unreasonably withheld, conditioned or delayed, except that, subject to Section 12.3(c), in the case of a press release or filings with a Governmental Authority required by Applicable Law, such Party shall provide the other Party with such advance notice as it reasonably can and shall not be required to obtain approval therefor. The other Party shall provide its comments, if any, within […***…] Business Days after receiving the press release for review. Neither Party shall withhold its approval to disclosure by the other Party of any information that, in the opinion of its outside counsel, is required by Applicable Law to be disclosed. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of the License and Collaboration Agreement, the First Amendment and this Agreement that have already been publicly disclosed by such Party or such Party’s Affiliates, or by the other Party or any of its Affiliates, in accordance with this Section 12.3; provided that such information remains accurate as of such repeat.

(c) The Parties acknowledge that either or both Parties may be obligated to make a filing (including to file a copy of this Agreement and the Subscription Agreement) with the SEC or other Governmental Authorities. Each Party shall be entitled to make such a required filing, provided that it shall (i) agree (such agreement not to be unreasonably withheld, conditioned or delayed) with the other Party in advance regarding the form of redacted copy of the License and Collaboration Agreement, the First Amendment and this Agreement and the Subscription Agreement to be so filed (the “Redacted Agreements”), (ii) request, and use commercially reasonable efforts consistent with Applicable Laws to obtain, confidential treatment of all terms redacted from the License and Collaboration Agreement, the First Amendment and this Agreement and the Subscription Agreement, as reflected in the Redacted Agreement, for a period of at least […***…] years, (iii) promptly deliver to the other Party any written correspondence received by it or its representatives from such Governmental Authority with respect to such confidential treatment request and promptly advise the other Party of any other material communications between it or

Amended and Restated License and Collaboration Agreement

its representatives with such Governmental Authority with respect to such confidential treatment request, (iv) upon the written request of the other Party, if legally justifiable, request an appropriate extension of the term of the confidential treatment period, and (v) if such Governmental Authority requests any changes to the redactions set forth in the Redacted Agreement, use commercially reasonable efforts consistent with Applicable Laws to support the redactions in the Redacted Agreement as originally filed and not agree to any changes to the Redacted Agreement without, to the extent practical, first discussing such changes with the other Party and taking the other Party’s comments into consideration when deciding whether to agree to such changes. Each Party shall be responsible for its own legal and other external costs in connection with any such filing, registration or notification.

12.4 Public Disclosures of Data. Neither Galapagos nor any of its Affiliates shall, except as may be required by Applicable Law, publicly disclose data or results of Clinical Trials or Nonclinical Studies that have not already been publicly disclosed with respect to any Licensed Product (whether conducted prior to or during the Term of this Agreement), except as provided in this Section 12.4.

(a) Press Releases. The Parties shall coordinate to issue a joint press release covering the top line results of all material Clinical Trials or Nonclinical Studies. Gilead shall have the final authority to decide when and if any such press release shall be made and, subject to the following sentence, as to the content thereof, in all cases subject to the ability of Galapagos to make any disclosure required by Applicable Law. Gilead shall provide a copy of any such proposed press release to Galapagos at least […***…] Business Days, or such shorter period as Gilead may require in order to comply with Applicable Law, prior to the date of release thereof and consider in good faith any comments provided by Galapagos, provided that Galapagos shall keep confidential and not disclose the information contained in such proposed press release prior to the release thereof by Gilead.

(b) Publications. Any oral presentation, abstract or poster of any such data and results at scientific and medical conferences or publications of such data and results in peer reviewed journals (collectively, “Publications”) shall be made only pursuant to this Section 12.4(b). Gilead shall control the dissemination of all Publications and shall have the final authority to decide which Publications are made. Gilead shall provide to Galapagos a copy of all proposed oral presentations, abstracts or posters at least […***…] Business Days prior to the date of submission thereof and a copy of all other Publications at least […***…] Business Days prior to the date of submission thereof, and in each case consider in good faith any comments provided by Galapagos. Galapagos shall have a right to propose to Gilead that a Publication be made, and […***…].

ARTICLE 13

TERM AND TERMINATION

13.1 Term. The License and Collaboration Agreement became effective as of the Effective Date and remain in effect through the Amendment Effective Date (“Original Term”), and this Agreement shall become effective as of the Amendment Effective Date and, unless earlier terminated pursuant to this Article 13, shall expire (a) in the Licensed Territory, on a country-by-country basis at the end of the Royalty Term in such country, and (b) in the Shared Territory, on a country-by-country basis, at such time as a Generic Product is first sold in such country (the “Amended Agreement Term”, and the Original Term and the Amended Agreement Term, collectively, the “Term”).

13.2 [Intentionally Omitted]

Amended and Restated License and Collaboration Agreement

13.3 Termination Rights of each Party.

(a) Termination by Gilead.

(i) At Will. Subject to Section 13.3(a)(ii), at any time after […***…] (the “Earliest Termination Date”), Gilead shall have the right to terminate this Agreement upon (Y) if prior to the date of submission of the first Marketing Authorization Application for a Licensed Product, […***…] days prior written notice, and (Z) if on or after the date of submission of the first Marketing Authorization Application for a Licensed Product, […***…] days prior written notice, (such termination in each case, a “Termination at Will”).

(ii) […***…] Gilead shall have the right to terminate this Agreement on a Licensed Product-by-Licensed Product, indication-by-indication, or country-by-country basis upon […***…] days prior written notice to Galapagos if […***…], that […***…] or […***…], including […***…], render […***…] of the […***…] or […***…] of the […***…] for Gilead (collectively, […***…]).

(b) Termination by Galapagos.

(i) Termination for IP Challenge. Galapagos shall have the right to terminate this Agreement in its entirety upon […***…] days’ written notice to Gilead in the event that […***…] (a “Patent Challenge”); […***…].

13.4 Termination by Either Party for Breach or Insolvency.

(a) Breach. Subject to Section 13.4(b), Galapagos shall have the right to terminate this Agreement in its entirety or with respect to any country upon written notice to Gilead if Gilead materially breaches its obligations under this Agreement with respect to such country provided that the materiality of such breach shall be measured in relation to the entire Territory, and, after receiving written notice from Galapagos identifying such material breach by Gilead in reasonable detail, fails to cure such material breach within […***…] days from the date of such notice (or within […***…] days from the date of such notice in the event such material breach is solely based upon Gilead’s failure to pay any amounts due Galapagos hereunder). Subject to Section 13.4(b) and 13.4(c), Gilead shall have the right to terminate this Agreement in its entirety or with respect to a country upon written notice to Galapagos if Galapagos materially breaches its obligations under this Agreement with respect to such country and, after receiving written notice from Gilead identifying such material breach by Galapagos in reasonable detail of its obligations under this Agreement, fails to cure such material breach within […***…] days from the date of such notice (or within […***…] days from the date of such notice in the event such material breach is solely based upon Galapagos’ failure to pay any amounts due Gilead hereunder).

(b) Disputed Breach. If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 13.4(a), and such alleged breaching Party provides the other Party notice of such dispute within such […***…] day or […***…] day period, as applicable, then the non-breaching Party shall not have the right to terminate this Agreement under Section 13.4(a) unless and until an arbitrator, in accordance with Article 14, has determined that the alleged breaching Party has materially breached the Agreement and that such Party fails to cure such breach within […***…] days following such arbitrator’s decision (except to the extent such breach involves the failure to make a payment when due, which breach must be cured within […***…] days following such arbitrator’s decision). It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect.

(c) […***…].

Amended and Restated License and Collaboration Agreement

(d) Insolvency. If, at any time during the Term (i) a case is commenced by or against either Party under Title 11, United States Code, as amended, or analogous provisions of Applicable Law outside the United States (the “Bankruptcy Code”) and, in the event of an involuntary case under the Bankruptcy Code, such case is not dismissed within […***…] days after the commencement thereof, (ii) either Party files for or is subject to the institution of bankruptcy, liquidation or receivership proceedings (other than a case under the Bankruptcy Code), (iii) either Party assigns all or a substantial portion of its assets for the benefit of creditors, (iv) a receiver or custodian is appointed for either Party’s business, or (v) a substantial portion of either Party’s business is subject to attachment or similar process; then, in any such case ((i), (ii), (iii), (iv) or (v)), the other Party may terminate this Agreement upon written notice to the extent permitted under Applicable Law.

13.5 Effects of Termination of the Agreement. Upon termination of this Agreement with respect to one or more countries of the Territory or in its entirety (the “Terminated Regions”; with the entire Territory being the Terminated Regions in the event of termination of this Agreement in its entirety), the following shall apply with respect to the Terminated Regions (in addition to any other rights and obligations under this Article 13 or otherwise under this Agreement with respect to such termination):

(a) Licenses. The licenses granted in Article 7 shall terminate with respect to the Terminated Regions, except that limited license rights shall remain in effect in the Terminated Region(s) solely for the limited purpose of allowing Gilead to Develop or Manufacture Licensed Product(s) (including any intermediate thereof or any active pharmaceutical ingredient or other material contained therein) in the Terminated Region(s) for sale or distribution thereof in any country which has not been terminated. Subject to the foregoing, effective upon the effective date of termination of this Agreement with respect to any Terminated Region, Gilead hereby grants to Galapagos, effective only upon such termination, an exclusive, perpetual, irrevocable, royalty-bearing license, with the right to grant multiple tiers of sublicenses, under (i) the Gilead Foreground Know-How and any Patent claiming Gilead Foreground Know-How, (ii) the Joint Patents, and (iii) any other Patents Controlled by Gilead that, absent a license, as such Reversion Product as it exists in the applicable Terminated Region as of the applicable date of termination, would be infringed by the manufacture, use, sale or import of a Reversion Product in a Terminated Region, (the “Gilead Background Patents”) as such Patents and interests in such Patents exist as of the effective date of termination, to research, develop, make, have made, use, import, export, offer for sale, and sell Reversion Products in the Field in the applicable Terminated Regions. For clarity, the foregoing license under Gilead Background Patents extends solely to those elements of a Reversion Product that incorporated as of the Termination Date any technology claimed in the applicable Patent and shall not be construed as a right to modify such elements or to incorporate additional technology that would infringe a Gilead Background Patent. The foregoing license shall […***…].

(b) Marks. Gilead shall assign to Galapagos all right, title and interest in and to those Marks used exclusively with Reversion Products and used exclusively in the Terminated Regions (excluding any such Marks that include, in whole or part, any corporate name or logo of Gilead or its Affiliate or Sublicensee).

(c) Regulatory Materials. Gilead shall grant to Galapagos a right of reference under all Regulatory Materials and Regulatory Approvals for Reversion Products in the Terminated Regions that are Controlled by Gilead or its Affiliates or Sublicensees, unless and until assigned to Galapagos pursuant to any Transition Agreement.

Amended and Restated License and Collaboration Agreement

(d) Conduct During Termination Notice Period.

(i) Following any notice of termination permitted under this Article 13 other than any termination pursuant to Section 13.4, during any applicable termination notice period (the applicable “Termination Notice Period”), each Party shall continue to perform all of its obligations under this Agreement, including performing all activities allocated to it pursuant to the Development Plan and Shared Territory Commercialization Plan and Budget, respectively, then in effect in accordance with the terms and conditions of this Agreement. In such circumstances, each Party shall also continue to bear its share of all Development Costs and Joint Commercialization Costs in each case incurred during the Termination Notice Period.

(ii) During the applicable Termination Notice Period, neither Party shall […***…].

(e) Transition Agreement. In connection with the termination of this Agreement in its entirety or with respect to one or more countries, the Parties shall enter into a written agreement (the “Transition Agreement”) that would effectuate the terms and conditions of this Section 13.5(e) and would include other reasonable terms and conditions, including terms allocating costs and expenses, describing the Parties’ indemnification obligations, setting forth the Parties’ obligations with respect to unauthorized sales, and setting forth other coordination obligations. If, despite such efforts, the Parties are unable to agree upon such terms and conditions within […***…] days from the effective date of the termination, either Party may refer the dispute for resolution by arbitration in accordance with Section 14.2, and the arbitrator shall have the authority to require the Parties to execute a Transition Agreement in the form approved by the arbitrator.

(i) Transition Assistance. The Transition Agreement shall require Gilead to, […***…], provide reasonable consultation and assistance for a period of no more than […***…] days for the purpose of disclosing and providing to Galapagos, all […***…] that is relevant to the Reversion Products and the applicable Terminated Regions, and, at Galapagos’ request, all then-existing commercial arrangements to the extent relating solely and specifically to the Reversion Products and the applicable Terminated Regions that Gilead is able, using reasonable commercial efforts, to disclose and provide to Galapagos, in each case, to the extent reasonably necessary or useful for Galapagos to commence or continue researching, Developing, Manufacturing or Commercializing the Reversion Products with respect to the applicable Terminated Regions. The foregoing shall include assigning, upon request of Galapagos, any agreements with Third Party suppliers or vendors to the extent they solely and specifically cover the supply or sale of Reversion Products in applicable Terminated Regions. If any such contract between Gilead and a Third Party is not assignable to Galapagos (whether by such contract’s terms or because such contract does not relate specifically to Reversion Products or the Terminated Regions) but is otherwise reasonably necessary or useful for Galapagos to commence or continue researching, Developing, Manufacturing, or Commercializing Reversion Products with respect to the Terminated Regions, then Gilead shall reasonably cooperate with Galapagos in Galapagos’ efforts to obtain from such Third Party the assignment of such contract or of that portion of such contract that solely relates to researching, Developing, Manufacturing, or Commercializing Reversion Products with respect to the Terminated Regions. Unless and until the necessary Third Party Manufacturing agreements are assigned to Galapagos pursuant to the preceding sentences, or if Gilead Manufactures the Reversion Products itself (and thus there is no contract to assign), the Transition Agreement shall require Gilead to supply such bulk finished Reversion Product, as applicable, to Galapagos for a reasonable period (not to exceed […***…] months) to enable Galapagos to establish an alternate, validated source of supply for the applicable Reversion Products. The cost to Galapagos for such supply shall be the cost of goods for such Reversion Products calculated in accordance with industry standards (excluding […***…]) plus […***…] percent […***…]%.

(ii) Regulatory Materials. The Transition Agreement shall require Gilead to transfer and assign to Galapagos all Regulatory Materials and Regulatory Approvals in and for the benefit of the Terminated Regions solely relating to Reversion Products that are owned by Gilead or its Affiliates. The Transition Agreement shall contain terms governing the coordination of the Party’s ongoing regulatory responsibilities with respect to Licensed Products.

Amended and Restated License and Collaboration Agreement

(f) Third-Party Agreements. To the extent that any payments would be owed by Gilead to any Third Parties (including royalties, milestones and other amounts) under any Third Party agreements that are applicable to the grant to Galapagos of any (sub)license, right of reference or other right provided in this Section 13.5 or the Transition Agreement, or that are applicable to the exercise by Galapagos or any of its Affiliates or Sublicensees of any sublicense or other right with respect thereto, Gilead shall notify Galapagos of the existence and anticipated amounts of such payments and Galapagos shall have the right either to decline such (sub)license, right of reference or other right provided in this Section 13.5 or the Transition Agreement or to take the same, in which case Galapagos agrees to comply with any obligations under such agreements of Gilead that apply to Galapagos and of which Galapagos was informed by Gilead and to make such payments.

(g) Remaining Inventories.

(i) Gilead shall be entitled, during the […***…] days following termination of this Agreement, to finish any work-in-progress and to sell in the Terminated Regions any inventory of Licensed Product that remains on hand as of the effective date of the termination. Gilead shall pay Galapagos the royalties applicable to such sales in accordance with the terms and conditions of this Agreement.

(ii) At any time within […***…] days after the effective date of termination with respect to any Terminated Region(s), Galapagos shall have the right, upon written notification to Gilead, to purchase from Gilead any or all of the inventory of Reversion Products held by Gilead with respect to such Terminated Region(s) as of the date of such notice solely for distribution in the Terminated Region(s) and not for distribution in other countries (that are not committed to be supplied to any Third Party or Sublicensee as of such date) at a price equal to the cost of goods for such Reversion Products calculated in accordance with industry standards (excluding […***…]) plus […***…] percent […***…]%.

13.6 Other Remedies. Termination or expiration of this Agreement for any reason shall not release either Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereof to the extent it is expressly stated to survive such termination. Termination or expiration of this Agreement for any reason shall not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder or that may arise out of or in connection with such termination or expiration.

13.7 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Galapagos and Gilead are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that each Party, as licensee of certain rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party (such Party, the “Bankrupt Party”) under the U.S. Bankruptcy Code, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property licensed to such other Party and all embodiments of such intellectual property, which, if not already in such other Party’s possession, shall be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon such other Party’s written request therefor, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under clause (a), following the rejection of this Agreement by the Bankrupt Party upon written request therefor by the other Party. The Parties acknowledge and agree that of the milestones and royalties to be paid pursuant to Article 8, only the sales milestones contained in Sections 8.2(c) and the royalties contained in Section 8.3 shall constitute royalties within the meaning of Bankruptcy Code § 365(n) with respect to the licenses of intellectual property hereunder.

Amended and Restated License and Collaboration Agreement

13.8 Survival. Termination or expiration of this Agreement shall not affect rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration of this Agreement. Notwithstanding anything to the contrary, the following provisions shall survive and apply after expiration or termination of this Agreement in its entirety: Article 1, Article 11, Article 12, Article 14, Article 15, Sections 3.7, 4.8, 8.5, 8.7, 8.9, 8.11, 8.12, 8.13, 8.14, 8.15, 9.1, 10.5, 10.6, 13.5, 13.6, 13.7, and 13.8. In addition, the other applicable provisions of Article 8 shall survive such expiration or termination of this Agreement in its entirety to the extent required to make final reimbursements, reconciliations or other payments incurred or accrued prior to the date of termination or expiration. For any surviving provisions requiring action or decision by a Committee or an Executive Officer, each Party will appoint representatives to act as its Committee members or Executive Officer, as applicable. All provisions not surviving in accordance with the foregoing shall terminate upon expiration or termination of this Agreement and be of no further force and effect. If this Agreement is terminated with respect to one or more Terminated Regions but not in its entirety, then following such termination the foregoing provisions of this Agreement shall remain in effect with respect to the Terminated Regions (to the extent they would survive and apply in the event the Agreement expires or is terminated in its entirety), and all provisions not surviving in accordance with the foregoing shall terminate upon termination of this Agreement with respect to the applicable Terminated Region(s) and be of no further force and effect (and for the avoidance of doubt all provisions of this Agreement shall remain in effect with respect to any countries that are not terminated).

ARTICLE 14

DISPUTE RESOLUTION

14.1 Disputes. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. In the event of any disputes, controversies or differences which may arise between the Parties out of or in relation to or in connection with this Agreement (including disputes relating to the matters that can be referred to the Executive Officers pursuant to Section 2.4(b) but excluding any other disputes arising from a Committee), including any alleged failure to perform, or breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, then upon the request of either Party by written notice, the Parties agree to meet and discuss in good faith a possible resolution thereof, which good faith efforts shall include at least one in-person meeting between the Executive Officers of each Party. If the matter is not resolved within […***…] days following the written request for discussions, either Party may then invoke the provisions of Section 14.2 or Section 14.9, as appropriate, provided, however, that the provisions of Section 14.2 shall not be invoked and rather Galapagos shall have the right to invoke its decision-making authority if the dispute relates to the preparation, filing, prosecution or maintenance of the Galapagos Patents pursuant to Section 9.2(a). For the avoidance of doubt, any disputes, controversies or differences arising from a Committee pursuant to Article 2 shall be resolved solely in accordance with Section 2.4.

14.2 Arbitration. Any dispute, controversy, difference or claim which may arise between the Parties and not from a Committee, out of or in relation to or in connection with the License and Collaboration Agreement or this Agreement (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application or termination of this Agreement) that is not resolved pursuant to Section 14.1, except for a dispute, claim or controversy under Section 14.9 or as otherwise noted in Section 14.1, shall be settled by binding arbitration in accordance

Amended and Restated License and Collaboration Agreement

with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators, one each chosen by the respective Parties and the third chosen by mutual agreement of the first two, and otherwise in accordance with the ICC Rules. The arbitrators shall have significant experience and shall have expertise in licensing and partnering agreements in the pharmaceutical and biotechnology industries. Either Party, following the end of the […***…] day period referenced in Section 14.1, may refer such issue to arbitration by submitting a written notice of such request to the other Party. The place of arbitration shall be New York and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, neither Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute. The Parties shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof, including the limitation on damages set forth in Section 11.5. The Parties agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of the State of New York applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this Article 14. The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each Party. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 12.

14.3 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

14.4 Award. Any award to be paid by one Party to the other Party as determined by the arbitrator as set forth above under Section 14.2 shall be promptly paid in U.S. dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Article 14, and agrees that, subject to the U.S. Federal Arbitration Act, 9 U.S.C. §§ 1-16, judgment may be entered upon the final award in the U.S. Federal District Court for the Southern District of New York and that other courts may award full faith and credit to such judgment in order to enforce such award.

14.5 Injunctive Relief; Remedy for Breach of Exclusivity. Nothing in this Article 14 will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Therefore, in addition to its rights and remedies otherwise available at law, including the recovery of damages for breach of this Agreement, upon an adequate showing of material breach, and without further proof of irreparable harm other than this acknowledgement, such non-breaching Party shall be entitled to seek (a) immediate equitable relief, specifically including, but not limited to, both interim and permanent restraining orders and injunctions, and (b) such other and further equitable relief as the court may deem proper under the circumstances. For the avoidance of doubt, nothing in this Section 14.5 shall otherwise limit a breaching Party’s opportunity to cure a material breach as permitted in accordance with Section 13.4.

14.6 Confidentiality. The arbitration proceeding shall be confidential and the arbitrator shall issue appropriate protective orders to safeguard each Party’s Confidential Information. Except as required by law, no Party shall make (or instruct the arbitrator to make) any public announcement with respect to the proceedings or decision of the arbitrator without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrator, except as required in connection with the enforcement of such award or as otherwise required by Applicable Law.

Amended and Restated License and Collaboration Agreement

14.7 Survivability. Any duty to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.

14.8 Jurisdiction. For the purposes of this Article 14, the Parties acknowledge their diversity (Gilead having its principal place of business in the State of California and Galapagos having its principal place of business in Belgium), and except as provided in Section 14.9, agree to accept the jurisdiction of any United States District Court located in New York for the purposes of enforcing or appealing any awards entered pursuant to this Article 14 and for enforcing the agreements reflected in this Article 14.

14.9 Patent and Trademark Disputes. Notwithstanding Section 14.2, any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any Galapagos Patents, Gilead Patents, Gilead Combination Patents, Joint Patents or Marks covering the manufacture, use, importation, offer for sale or sale of Licensed Products or Gilead Combination Products shall be submitted to a court of competent jurisdiction in the country in which such patent or trademark rights were granted or arose.

ARTICLE 15

MISCELLANEOUS

15.1 [Intentionally Omitted]

15.2 Entire Agreement; Amendment. This Agreement, including the Exhibits hereto, and the Ancillary Agreements set forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties existing as of the Effective Date with respect to the subject matter hereof, including the Materials Transfer Agreement and Existing Confidentiality Agreement. In the event of any inconsistency between any plan hereunder (including the Development Plan or Shared Territory Commercialization Plan and Budget) and this Agreement, the terms of this Agreement shall prevail. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party. The Parties hereby agree and acknowledge that this Agreement amends and restates the License and Collaboration Agreement as amended by the First Amendment in its entirety, and the License and Collaboration Agreement as amended by the First Amendment is replaced with, and superseded by, this Agreement.

15.3 Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented or delayed by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.

Amended and Restated License and Collaboration Agreement

15.4 Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 15.4, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered, sent by a reputable international expedited delivery service (with receipt confirmed) or facsimile (with transmission confirmed), or (b) […***…] Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. This Section 15.4 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

If to Galapagos:	Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: Chief Executive Officer
Fax: […***…]

With a copy to (which shall not constitute notice):	Galapagos NV Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium
Attention: Legal Department
Fax: […***…]

With a copy to (which shall not constitute notice):	Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018
Attention: Olivia Tyrrell
Oren Livne Fax: +1 212-310-1818

If to Gilead:	Gilead Biopharmaceutics Ireland UC c/o Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: Alliance Management

With a copy to (which shall not constitute notice):	Gilead Biopharmaceutics Ireland UC c/o Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: General Counsel

Amended and Restated License and Collaboration Agreement

With a copy to (which shall not constitute notice):	Covington & Burling LLP Salesforce Tower 415 Mission Street, Suite 5400 San Francisco, CA 94105-2533 Attention: Amy L. Toro, Esq. Fax: […***…]

15.5 No Strict Construction; Headings. This Agreement has been prepared jointly and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

15.6 Assignment; Industry Transaction; Acquired Programs.

(a) Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, except that a Party may make such an assignment without the other Party’s consent to an Affiliate or to a successor to substantially all of the business to which this Agreement relates, whether in a merger, sale of stock, sale of assets, reorganization or other transaction. Any permitted successor or assignee of rights or obligations hereunder shall, in a writing to the other Party, expressly assume performance of such rights or obligations (and in any event, any Party assigning this Agreement to an Affiliate shall remain bound by the terms and conditions hereof). Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 15.6 shall be null, void and of no legal effect.

(b) Notwithstanding anything to the contrary herein, (i) no material, Information, Patent, Regulatory Materials or Regulatory Approvals Controlled by a Drug Company transaction counterparty of Galapagos or any of such counterparty’s Affiliates prior to an Industry Transaction of Galapagos shall be deemed Controlled by Galapagos for purposes of this Agreement after such Industry Transaction. For the purposes of this Agreement, (A) “Industry Transaction” of a Party shall mean that (1) such Party shall be controlled directly or indirectly by, or merged into, a Drug Company where such Drug Company is the surviving entity, or (2) any sale, license or other transfer (in one transaction or a series of related transactions) of all or substantially all of such Party’s assets or that portion of such Party’s business pertaining to the subject matter of this Agreement shall have occurred to a Drug Company, and (B) “Drug Company” shall mean any entity that conducts research and development in the biotechnology or pharmaceutical industry or develops or commercializes therapeutic or diagnostic products.

(c) In addition, upon an Industry Transaction of Galapagos, Gilead shall have the right to (i) terminate Galapagos’s Co-Commercialization rights for any and all Licensed Products and Gilead Combination Products following such Industry Transaction and the Operating Profit and Operating Loss sharing pursuant to Section 8.7 in favor of royalties pursuant to Section 8.3, by providing written notice to Galapagos; and (ii) disband the JSC, JDC, JCC, Shared Territory JCC, Joint Team, any internal Gilead committee involvement of Galapagos and the Patent Committee, and terminate the activities thereof and thereafter undertake all activities assigned by this Agreement thereto solely and exclusively by itself, provided, however, in each case that Gilead shall have no right to exercise such rights under (i) and/or (ii) if the Industry Transaction of Galapagos is with respect to a Drug Company with a market capitalization that does not exceed […***…] percent ([…***…]%) of Galapagos’ market capitalization, as measured immediately before the public announcement of such Industry Transaction.

Amended and Restated License and Collaboration Agreement

(d) Acquired Programs.

(i) Notwithstanding anything to the contrary in this Agreement, in the event of an acquisition of a Party or its business after the Effective Date by a Third Party (an “Acquirer”) whether by merger, asset purchase or otherwise and such Acquirer controls any program(s) that but for this Section 15.6(d), would violate Section 7.6(a) (each such program, a “Competing Program”), then the Acquirer and any Affiliate of the Acquirer that becomes an Affiliate of the acquired Party as a result of such acquisition (but excluding the acquired Party), shall not be subject to Section 7.6(a) as to any such Competing Programs in existence prior to the closing date of such acquisition, or for the subsequent development and commercialization of such Competing Programs (including new products from any such Competing Programs); provided, however, that no Information or Patents of the other Party are used by or on behalf of the Acquirer of the acquired Party (or any Affiliate of such Acquirer) in more than a de minimis fashion in connection with such subsequent development and commercialization of any Competing Programs.

(ii) Reserved.

15.7 Performance by Affiliates. Subject to the limitations of Section 7.2, each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

15.8 Compliance with Applicable Law. Each Party shall comply with Applicable Law in the course of performing its obligations or exercising its rights pursuant to this Agreement.

15.9 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

15.10 Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by an arbitrator or by any court of competent jurisdiction from which no appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering into this Agreement may be realized.

15.11 No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

15.12 Independent Contractors. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties. Additionally, the Parties expressly agree that this Agreement is not intended to be treated as a partnership for Taxation purposes and that the Parties will reflect such agreement in all relevant Tax filings.

Amended and Restated License and Collaboration Agreement

15.13 Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages of this Amendment may be exchanged by email or in pdf or other electronic means without affecting the validity thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized officers as of the Amendment Effective Date.

GALAPAGOS NV		GILEAD BIOPHARMACEUTICS IRELAND UC

By:		By:
	Name:		Name:
	Title:		Title:

By:
Name:
Title:

Signature Page to Amended and Restated License and Collaboration Agreement

EXHIBIT A

Subscription Agreement

[…***…(14 pages omitted)]

EXHIBIT B

Existing Galapagos Patents

[…***…(13 pages omitted)]

Exhibit B - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT C

Initial JSC Representatives

For Galapagos: […***…]

For Gilead: […***…]

Exhibit C - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT D

Initial Development Plan

[…***…(six pages omitted)]

Exhibit D - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT E

[Intentionally Omitted]

Amended and Restated License and Collaboration Agreement

EXHIBIT F

Access Territory

[…***…(2 pages omitted)]

Exhibit F - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT G

[Intentionally Omitted]

Amended and Restated License and Collaboration Agreement

EXHIBIT H

Pre-Consented CROs

[…***…]

Exhibit H - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT I

[Intentionally Omitted]

Amended and Restated License and Collaboration Agreement

EXHIBIT J

[…***…] of Gilead Combination Products

[…***…]

Exhibit J - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT K

Specific Disclosures

[…***…]

Exhibit K - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT L

Assignment

[…***…]

Exhibit L - Page 1

Amended and Restated License and Collaboration Agreement

EXHIBIT M

Clinical Studies Currently in 2019 JSC Approved Budget (Active)

[…***…]

Exhibit M - Page 1